Filed Pursuant to General Instruction II.L. of Form F-10

File No. 333-259616

No securities regulatory authority has expressed an opinion about these securities and it is an offence to claim otherwise.

This prospectus supplement (this "Prospectus Supplement"), together with the accompanying short form base shelf prospectus dated April 22, 2021 (the "Base Shelf Prospectus" and, as supplemented by this Prospectus Supplement, this "Prospectus") to which it relates, as amended or supplemented, and each document incorporated by reference into this Prospectus Supplement and the Base Shelf Prospectus, constitutes a public offering of these securities only in those jurisdictions where they may be lawfully offered for sale and therein only by persons permitted to sell such securities.

Information has been incorporated by reference in this Prospectus Supplement and the accompanying Base Shelf Prospectus from documents filed with securities commissions or similar authorities in Canada and with the U.S. Securities and Exchange Commission (the "SEC"). Copies of the documents incorporated herein by reference may be obtained on request without charge from the Chief Financial Officer of High Tide Inc., at Unit 112, 11127-15 Street N.E. Calgary, Alberta T3K 2M4, Telephone: 1-403-703-4272, Email: ir@hightideinc.com, and are also available electronically on the System for Electronic Document Analysis and Retrieval ("SEDAR") at www.sedar.com and on the Electronic Data Gathering, Analysis, and Retrieval system ("EDGAR") at www.sec.gov.

PROSPECTUS SUPPLEMENT

To the Short Form Base Shelf Prospectus dated April 22, 2021

New Issue	December 3, 2021

HIGH TIDE INC.

Up to $40,000,000 of Common Shares

This Prospectus Supplement, together with the accompanying Base Shelf Prospectus, of High Tide Inc. (the "Corporation" or "High Tide") hereby qualifies the distribution (the "Offering") of common shares in the capital of the Corporation ("Common Shares") having an aggregate sale price of up to $40,000,000 (the "Offered Shares").

The Corporation has entered into an equity distribution agreement dated December 3, 2021 (the "Distribution Agreement") with ATB Capital Markets Inc. ("ATB") and ATB Capital Markets USA Inc. ("ATB USA", and together with ATB, the "Agents") pursuant to which the Corporation may distribute Common Shares in the Offering from time to time through the Agents, as agents, in accordance with the terms of the Distribution Agreement. Sales of Common Shares, if any, under this Prospectus are anticipated to be made in transactions that are deemed to be "at-the-market distributions" as defined in National Instrument 44-102 - Shelf Distributions ("NI 44-102"), including sales made directly on the TSX Venture Exchange ("TSXV"), Nasdaq Global Select Markets ("Nasdaq") or on any other existing Canadian or American trading market for the Common Shares. The Common Shares will be distributed at the market prices prevailing at the time of the sale. As a result, prices at which Common Shares are sold in the Offering may vary as between purchasers and during the period of any distribution. There is no minimum amount of funds that must be raised under the Offering. This means that the Offering may terminate after only raising a portion of the Offering amount set out above, or none at all. See "Plan of Distribution" for more information.

The Corporation's outstanding Common Shares are listed and posted for trading on the TSXV under the symbol "HITI", on Nasdaq under the symbol "HITI" and on the Frankfurt Stock Exchange (the "FSE") under the symbol "2LYA". Effective May 13, 2021, the Corporation's FSE Symbol was updated in connection with the Consolidation (as defined hereinafter) from "2LY" to "2LYA". Effective November 19, 2020, certain Common Share purchase warrants of the Corporation (each a "Trading Warrant") and the Corporation's unsecured convertible debentures (the "Unsecured Convertible Debentures") began trading on the TSXV under the symbols "HITI.WT" and "HITI.DB", respectively. Effective February 25, 2021, the February 2021 Warrants (as defined hereinafter) issued pursuant to the February Bought Deal Offering (as hereinafter defined) began trading on the TSXV under the symbol "HITI.WR". The closing price of the Common Shares on the TSXV, Nasdaq, and FSE on December 2, 2021, the last trading date prior to the date of this Prospectus Supplement was $7.46, US$5.83, and €5.20 per Common Share, respectively. On December 2, 2021, the last trading date prior to the date of this Prospectus Supplement, the closing price of the Unsecured Convertible Debentures on the TSXV was $100 per Unsecured Convertible Debenture and the closing price of the HITI.WT and HITI.WR on the TSXV was $0.185 per Trading Warrant, and $0.17 per February 2021 Warrant, respectively. The Corporation has applied to list the Offered Shares on the TSXV and Nasdaq. Listing will be subject to the Corporation fulfilling all of the requirements of each of the exchanges.

The Corporation will pay the Agents compensation for their services in acting as agents in connection with the sale of Common Shares pursuant to the Distribution Agreement of up to 2.0% of the gross sales price per Common Share sold (the "Commission"). The Commission will be paid in the same currency as the sale of the Offered Shares. See "Plan of Distribution" and "Use of Proceeds" for how the net proceeds, if any from sales under this Prospectus Supplement will be used. The proceeds we receive from sales will depend on the number of Offered Shares actually sold, the offering price of such Offered Shares and the Commission paid to the Agents. In connection with the sale of the Offered Shares on our behalf, each of the Agents may be deemed to be an "underwriter" within the meaning of Section 2(a)(11) of the Securities Act, and the compensation of the Agents may be deemed to be underwriting commissions or discounts. We have agreed to provide indemnification and contribution to the Agents against certain liabilities, including liabilities under the Securities Act.

The Agents and their affiliates will not engage in any transactions to stabilize or maintain the price of the Common Shares, and neither the Agents nor any of their affiliates involved in the distribution, and no person or company acting jointly or in concert with the Agents, has over-allotted, or will over-allot Common Shares in connection with the Offering or has effected, or will effect, any other transactions that are intended to stabilize or maintain the market price of the Common Shares.

ATB USA is not registered as an investment dealer in any Canadian jurisdiction and, accordingly, they will only sell the Offered Shares into the United States and will not, directly or indirectly, solicit offers to purchase or sell the Offered Shares in Canada. Similarly, ATB is not registered as a broker-dealer in any U.S. jurisdiction and, accordingly, they will only sell the Offered Shares into Canada and will not, directly or indirectly, solicit offers to purchase or sell the Offered Shares in the United States.

This Prospectus Supplement should be read in conjunction with, and may not be delivered or utilized without, the Base Shelf Prospectus.

Any investment in our Common Shares involves significant risks that should be carefully considered by prospective investors before purchasing Common Shares. The risks outlined in this Prospectus Supplement, the Base Shelf Prospectus, and in the documents incorporated by reference herein and therein, should be carefully reviewed and considered by prospective investors in connection with any investment in Common Shares. See the "Risk Factors" section of the accompanying Base Shelf Prospectus beginning on page 41 and in this Prospectus Supplement.

Prospective purchasers should rely only on the information contained or incorporated by reference in this Prospectus. The Corporation and Agents have not authorized anyone to provide prospective purchasers with information different from that contained or incorporated by reference in this Prospectus. Prospective purchasers should not assume that the information contained in this Prospectus is accurate as of any date other than the date on the cover page of this Prospectus.

In the opinion of Counsel (as defined hereinafter), the Common Shares, if issued on the date hereof, would be qualified investments under the Income Tax Act (Canada) (the "Tax Act") for Plans (as defined hereinafter) as set out under, and based upon the assumptions, qualifications and limitations set out under, "Eligibility for Investment".

It is anticipated that the Common Shares will be delivered under the book-based system through CDS Clearing and Depository Services Inc. ("CDS") or its nominee and deposited in electronic form. A purchaser of Common Shares will receive only a customer confirmation from the Agents or another registered dealer from or through which the Common Shares are purchased and who is a CDS depository service participant. CDS will record the CDS participants who hold Common Shares on behalf of owners who have purchased Common Shares in accordance with the book-based system. No definitive certificates will be issued except for certain purchasers in the United States as set forth above or unless specifically requested or required. See "Plan of Distribution".

Owning the Common Shares may subject you to tax consequences both in the United States and in Canada. Investors should read the tax discussion in this Prospectus Supplement and consult with their own tax advisers. See "Certain Canadian Federal Income Tax Considerations" and "Certain Material United States Federal Income Tax Considerations" and "Risk Factors". This Prospectus Supplement and the Base Shelf Prospectus may not describe the tax consequences fully. You should consult your tax adviser prior to making any investment in the Common Shares.

The Offering is made by a foreign issuer that is permitted, under a multijurisdictional disclosure system adopted by the United States and Canada, to prepare this Prospectus Supplement and the Base Shelf Prospectus in accordance with the disclosure requirements of its home country. Prospective investors should be aware that the requirements in Canada are different from those of the United States. Financial statements included or incorporated herein, if any, have been prepared in accordance with International Financial Reporting Standards ("IFRS") as issued by the International Accounting Standards Board and thus may not be comparable to financial statements of United States companies.

This Prospectus Supplement and the Base Shelf Prospectus also form part of the Corporation's registration statement on Form F-10 (SEC File No. 333-259616) filed with the SEC on September 17, 2021, as amended by Amendment No. 1 on Form F-10/A filed with the SEC on September 20, 2021 and declared effective by the SEC under the U.S. Securities Act on September 20, 2021 (as amended, the "Registration Statement"). This Prospectus Supplement and the Base Shelf Prospectus do not include all information set forth in the Registration Statement, certain parts of which are omitted in accordance with the rules and regulations of the SEC. Investors in the United States should refer to the Registration Statement and the exhibits thereto for further information with respect to the Corporation and Common Shares.

The enforcement by investors of civil liabilities under the U.S. federal securities laws may be affected adversely by the fact that the Corporation is incorporated or organized under the laws of a foreign country, that some or all of its officers and directors may be residents of a foreign country, that some or all of the underwriters or experts named in the Registration Statement relating to the securities being offered in this Prospectus Supplement may be residents of a foreign country, and that all or a substantial portion of the assets of the Corporation and said persons may be located outside the United States. See "Enforceability of Civil Liabilities by U.S. Investors".

THESE SECURITIES HAVE NOT BEEN APPROVED OR DISAPPROVED BY THE SEC NOR HAS THE SEC PASSED UPON THE ACCURACY OR ADEQUACY OF THIS PROSPECTUS SUPPLEMENT OR THE BASE SHELF PROSPECTUS. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

The Corporation's head and registered office is located at Unit 112, 11127-15 Street N.E. Calgary, Alberta T3K 2M4.

Investors should rely only on current information contained in or incorporated by reference into this Prospectus Supplement and in the Base Shelf Prospectus as such information is accurate only as of the date of the applicable document. The Corporation has not authorized anyone to provide investors with different information. Information contained on the Corporation's website shall not be deemed to be a part of this Prospectus Supplement, the Base Shelf Prospectus or the documents incorporated by reference herein and therein and should not be relied upon by prospective investors for the purpose of determining whether to invest in the securities. Investors should assume that the information appearing in this Prospectus Supplement and the Base Shelf Prospectus is accurate only as of the date on the front of those documents and that information contained in any document incorporated by reference in this Prospectus Supplement and the Base Shelf Prospectus is accurate only as of the date of that document. The Corporation will not make an offer of the Common Shares in any jurisdiction where the offer or sale is not permitted.

ATB provided various customary financial advisory services and research coverage to and for the Corporation in connection with the Arrangement (as such term is defined in the in the annual information form of the Corporation dated March 5, 2021 (the "Annual Information Form")). As a result of the foregoing relationship, the Corporation may be considered a "connected issuer" of ATB within the meaning of National Instrument 33-105 - Underwriting Conflicts ("NI 33-105") for the purposes of applicable Canadian securities laws. See "Relationship with ATB" and "Use of Proceeds".

The Corporation indirectly derives a portion of its revenues from the cannabis industry in certain states of the U.S. which industry is illegal under U.S. federal law. The Corporation currently derives a portion of its revenues from the production and distribution of Hemp (as defined hereinafter)-based wellness products in certain states in the U.S. As of the date of this Prospectus Supplement, the Corporation and its subsidiaries are not directly or indirectly engaged in the manufacture, importation, possession, use, sale or distribution of cannabis in the recreational or medical cannabis industries in the U.S. However, the Corporation and its subsidiaries may be considered to have ancillary involvement in the U.S. cannabis industry in the following respects: (i) in the U.S. cannabis industry at large, by virtue of (A) the operations of Valiant Distribution Inc. ("Valiant") and Valiant Distribution Canada Inc. ("Valiant Canada"), which involve the manufacture and distribution of branded consumption accessories in the U.S. (B) the operations of the Grasscity Entities (as defined hereinafter), Smoke Cartel USA, Inc. ("Smoke Cartel"), DHC Supply, LLC. ("DHC") and DS Distributions Inc. ("DS"), which involve the distribution of consumption accessories (such as grinders, rolling papers, glass bongs, smoking pipes, oil rigs and bubblers), through Grasscity.com, Smokecartel.com, Dailyhighclub.com and Dankstop.com, respectively, and (ii) the Hemp-based product industry, by virtue of the operations of the Grasscity Entities, Fab Nutrition, LLC ("FABCBD"), Smoke Cartel and NuLeaf Naturals, LLC. ("NuLeaf"), which involve the distribution of cannabidiol ("CBD") oils and capsules, CBD skin care products, CBD edibles, and CBD smoking accessories such as vaporizers and cartridges, through CBDCity.com, FABCBD.com and nuleafnaturals.com, within States in which the sale of Hemp-based CBD products do not violate state controlled substance laws. Approximately 21% of the Corporation's balance sheet for the financial year of the Corporation ended October 31, 2020, related to the U.S. cannabis industry. As at the date of this Prospectus Supplement, the Corporation estimates that its balance sheet and operating statement exposure to U.S. cannabis-related activities is approximately 41%.

In the U.S., cannabis is largely regulated at the state level with certain states having authorized the medical and/or adult use of, and activities relating to, cannabis under certain circumscribed circumstances. However, as of the date of this Prospectus Supplement, the cultivation, distribution, possession, and use of cannabis is illegal under U.S. federal law pursuant to the Controlled Substance Act of 1970 (United States) (the "U.S. CSA"). The U.S. CSA classifies cannabis as a Schedule I controlled substance with a high potential for abuse and no currently accepted medical use, which cannot be safely prescribed (the United States Food and Drug Administration (the "FDA") has also not approved cannabis as a safe and effective drug for any indication as of the date of this Prospectus Supplement). Consequently, a range of activities, including cultivation and the personal use of cannabis, are prohibited by U.S. federal law notwithstanding the existence of state-level laws permitting such activities in respect of medical and/or adult use cannabis at the state-level in the U.S. Such activities, as well as attempting or conspiring to violate the U.S. CSA, or aiding and abetting in a violation of the U.S. CSA, are criminal acts under U.S. federal law. As discussed below, the 2018 Farm Bill (as defined hereinafter) removed Hemp from the U.S. CSA.

The supremacy clause in Article VI of the U.S. Constitution (the "Supremacy Clause") establishes that the U.S. Constitution and federal laws made pursuant to it are controlling, and in case of conflict between federal and state law, the federal law pre-empts state law. In respect of the U.S. cannabis industry, the conflict between U.S. federal law and state-level laws amid the presence of the Supremacy Clause has significant implications for the U.S. cannabis industry at large. In particular, there is a significant risk that U.S. federal prosecutors may enforce U.S. federal laws and seek to prosecute actors involved in activities related to cannabis in the U.S. despite the fact that such activities may be in compliance with applicable state-level laws. Any enforcement of current U.S. federal laws by U.S. federal prosecutors could cause significant financial damage to the Corporation and the shareholders of the Corporation.

On January 4, 2018, former U.S. Attorney General Jeff Sessions issued a memorandum to U.S. district attorneys (the "Sessions Memorandum") which rescinded previous guidance from the U.S. Department of Justice ("DOJ") specific to cannabis enforcement in the U.S., including the Cole Memorandum and the 2014 Cole Memorandum (each, as defined hereinafter). With the Cole Memorandum and the 2014 Cole Memorandum rescinded, U.S. federal prosecutors have been given discretion in determining whether to prosecute cannabis related violations of U.S. federal law, subject to budgetary constraints. Mr. Sessions resigned on November 7, 2018, at the request of former U.S. President, Donald Trump. Following Mr. Sessions' resignation and the brief tenure of Mr. Matthew Whitaker as Acting U.S. Attorney General, William Barr was confirmed as the U.S. Attorney General on February 14, 2019. To the knowledge of the Corporation, the DOJ did not take a formal position on the enforcement of U.S. federal laws relating to cannabis under the leadership of Mr. Barr, or his successors, Acting U.S. Attorney Generals, Jeffery A. Rosen and John Demers, and further, has not taken a formal position on federal enforcement of laws relating to cannabis. Mr. Merrick Garland was sworn in as U.S. Attorney General on March 11, 2021. To date, the new administration and U.S. Attorney General have had little impact on the U.S. federal government enforcement policy on cannabis.

There can be no assurance that U.S. state laws legalizing and regulating the sale and use of cannabis will not be repealed or overturned, or that local governmental authorities will not limit the applicability of state laws within their respective jurisdictions. Unless and until the U.S. Congress ("Congress") amends the U.S. CSA with respect to medical and/or adult use cannabis (and as to the timing or scope of any such potential amendments, there can be no assurance), there is a risk that U.S. federal prosecutors may enforce current U.S. federal law (even in states where the sale and use of cannabis is currently legal under applicable U.S. state laws), or that existing state laws governing cannabis and cannabis-related activities could be repealed or curtailed. Any such occurrence could have a Material Adverse Effect (as defined hereinafter).

In light of the political and regulatory uncertainty surrounding the treatment of U.S. cannabis-related activities, including the rescission of the Cole Memorandum (as defined hereinafter) and the 2014 Cole Memorandum, discussed above, on February 8, 2018, the Canadian Securities Administrators published Staff Notice 51-352 (Revised) - Issuers with U.S. Marijuana-Related Activities ("Staff Notice 51-352") setting out the Canadian Securities Administrator's disclosure expectations for specific risks facing issuers with cannabis-related activities in the U.S. Staff Notice 51-352 includes additional disclosure expectations that apply to all issuers with U.S. cannabis-related activities, including those with ancillary involvement in the U.S. cannabis industry. See "U.S. Cannabis-Related Activities Disclosure"

The Agriculture Improvement Act of 2018 (the "2018 Farm Bill") became law on December 20, 2018. Prior to this law, all non-exempt cannabis parts grown in the U.S. were scheduled as a controlled substance under the U.S. CSA, and as a result, the cultivation of Hemp for any purpose in the U.S. without a Schedule I registration with the Drug Enforcement Administration ("DEA") was illegal, unless exempted by Section 7606 of the Agricultural Act of 2014 (the "2014 Farm Bill"). The passage of the 2018 Farm Bill materially changed federal laws governing Hemp by removing Hemp from the U.S. CSA and establishing a federal regulatory framework for Hemp production. Among other changes, the 2018 Farm Bill: (a) explicitly amended the U.S. CSA to exclude all parts of the cannabis plant (including its CBDs, derivatives, and extracts) containing a THC (as defined herein) concentration of not more than 0.3% on a dry weight basis from the definition of cannabis; (b) allows the commercial production and sale of Hemp in interstate commerce; and (c) establishes the United States Department of Agriculture ("USDA") as the primary federal agency regulating the cultivation of Hemp in the U.S., while allowing states to adopt their own plans to regulate the same. The 2018 Farm Bill also creates a specific exemption from the U.S. CSA for THC found in Hemp. By defining Hemp to include its "cannabinoids, derivatives, and extracts," popular  Hemp products, such as CBD, the DEA no longer has regulatory authority to interfere with the interstate commerce of Hemp products, so long as the THC level of such products is at or below 0.3% and the hemp and its derivatives were grown and processed by a person holding a license issued by either (i) USDA or a (ii) in a state with a USDA-approved hemp plan, the applicable state agency.

On August 21, 2020, the DEA issued an Interim Final Rule ("DEA IFR") concerning implementation of the 2018 Farm Bill. Even though the 2018 Farm Bill removed Hemp and THCs in Hemp from scheduling under the U.S. CSA, the DEA IFR purports to clarify that material that exceeds 0.3% THC remains controlled in Schedule I of the U.S. CSA. Additionally, the DEA IFR states that the 2018 Farm Bill does not impact the control status of synthetically derived THCs, for which the DEA claims that the amount of THC is not a determining factor in whether the material is a controlled substance. "Synthetically derived" is not defined in the DEA IFR.

The 2018 Farm Bill preserves the authority and jurisdiction of the FDA, under the Federal Food Drug and Cosmetic Act ("FDCA"), to regulate the manufacture, marketing, and sale of food, drugs, dietary supplements, and cosmetics, including products that contain Hemp extracts and derivatives, such as CBD. The FDCA will therefore continue to apply to Hemp-derived food, drugs, dietary supplements, cosmetics, and devices introduced, or prepared for introduction, into interstate commerce. As a producer and marketer of Hemp-derived products, the Corporation must comply with FDA regulations applicable to manufacturing and marketing of certain products, including food, dietary supplements, and cosmetics. However, the FDA has taken the position that it is unlawful to sell or market a dietary supplement or food containing CBD. Shortly after the 2018 Farm Bill was signed into law, the FDA announced that it is "committed to pursuing an efficient regulatory framework for allowing product developers that meet the requirements under our authorities to lawfully market these types of products." Throughout the intervening years, the FDA has demonstrated its commitment to evaluating regulatory pathways for the lawful marketing of CBD, engaging with the public and Congress to gather data and evaluate the regulatory status of CBD products. On May 31, 2019, the FDA held a public hearing regarding the regulation of Hemp-derived CBD products. In January 2021, the FDA issued an update on its data collection efforts as it evaluates the safety of CBD, and provided an overview of "a framework for building a more robust evidentiary foundation to inform public health decisions."

Furthermore, in a March 2020 report submitted to Congress, the FDA indicated that it was exploring a risk-based enforcement policy of CBD products and even exploring engaging in rulemaking to override the Drug Preclusion Rule. The March 2020 report also stated that the FDA monitors the CBD market and initiates enforcement action against "unlawful CBD products that pose the greatest risk of harm to the public." More recently, the FDA launched a Cannabis-Derived Products Data Acceleration Plan ("DAP") seeking to gather data on cannabis-derived products.

Consistent with FDA's March 2020 report (and the FDA's ongoing evaluation of potential frameworks for regulating CBD products), the FDA's enforcement actions to date have been limited to warning letters.  Moreover, the FDA's warning letters citing FDA's prohibition on the sale or marketing of dietary supplements or foods containing CBD have only been sent to CBD companies who manufacture or sell CBD products that create severe health and safety risks by making egregious disease claims (i.e., claims suggesting that a product is intended to treat, cure, or prevent diseases and ailments and/or affect the structure or function of the body) or structure/function claims (i.e., intended to affect the structure or any function of the body), such as a product's purported ability to treat or cure serious diseases and conditions like COVID-19, cancer, or diabetes.  By contrast, the FDA has not generally enforced against CBD companies with respect to companies whose CBD products are devoid of such claims.

Legal barriers applicable to, and risks associated with, selling Hemp-derived CBD and other CBD products result from a number of factors, including the fact that both Hemp and cannabis are derived from the cannabis plant, the rapidly changing patchwork of state laws governing Hemp-derived cannabinoids and the FDA's position that CBD cannot be added to food or marketed as a dietary supplement.

For the foregoing reasons, the nature of the Corporation's involvement in the U.S. cannabis industry and Hemp product industry may subject the Corporation and its subsidiaries to heightened scrutiny by regulators, stock exchanges, clearing agencies and other U.S. and Canadian authorities. There can be no assurance that such heightened scrutiny will not, in turn, lead to the imposition of certain restrictions on the ability of the Corporation and its subsidiaries to operate in the U.S. or any other jurisdiction. There are a number of risks associated with the business, operations, and activities of the Corporation and its subsidiaries (the "Business"). See "Risk Factors" in the Annual Information Form for further details.

TABLE OF CONTENTS

PROSPECTUS SUPPLEMENT

SHORT FORM BASE SHELF PROSPECTUS

IMPORTANT NOTICE ABOUT INFORMATION IN THIS PROSPECTUS SUPPLEMENT AND THE ACCOMPANYING BASE SHELF PROSPECTUS

This document is in two parts. The first part is this Prospectus Supplement, which describes the specific terms of the Offering and adds to and updates certain information contained in the Base Shelf Prospectus and the documents incorporated by reference herein and therein. The second part, the Base Shelf Prospectus, gives more general information, some of which may not apply to the Offering. This Prospectus Supplement is deemed to be incorporated by reference into the Base Shelf Prospectus solely for the purposes of the Offering constituted by this Prospectus Supplement. If the description of the Common Shares varies between this Prospectus Supplement and the Base Shelf Prospectus, you should rely on the information in this Prospectus Supplement. Before investing, you should carefully read both this Prospectus Supplement and the Base Shelf Prospectus together with the additional information about the Corporation to which we refer you in the section of this Prospectus Supplement entitled "Documents Incorporated by Reference".

You should rely only on the information contained or incorporated by reference in this Prospectus Supplement or the Base Shelf Prospectus. The Corporation and Agents have not authorized any other person to provide you with different, additional or inconsistent information. If anyone provides you with different, additional or inconsistent information, you should not rely on it. The Corporation and Agents are not making an offer of the Common Shares in any jurisdiction where the offer is not permitted. You should assume that the information appearing in this Prospectus Supplement or the Base Shelf Prospectus is accurate only as of the date on the front of those documents and that information contained in any document incorporated by reference in this Prospectus Supplement and the Base Shelf Prospectus is accurate only as of the date of that document. The Business, financial condition, results of operations and prospects may have changed since those dates.

Market data and certain industry forecasts used in this Prospectus Supplement and the Base Shelf Prospectus and the documents incorporated by reference herein and therein were obtained from market research, publicly available information and industry publications. The Corporation believes that these sources are generally reliable, but the accuracy and completeness of this information is not guaranteed. The Corporation has not independently verified such information, and it does not make any representation as to the accuracy of such information.

Unless otherwise specified or the context otherwise requires, in this Prospectus Supplement, (i) all references to the "Corporation", "High Tide", "we", "us" and "our" refer to High Tide Inc. and its subsidiaries, (ii) "Material Adverse Effect" means a material adverse effect on the business, the properties, assets, liabilities (including contingent liabilities), results of operations, financial performance, financial condition, or the market and trading price of the securities, of the Corporation and its subsidiaries, taken as a whole, and (iii) "Hemp" means the plant Cannabis sativa L. and any part of that plant, including the seeds thereof, and all derivatives, extracts, cannabinoids, isomers, acids, salts, and salts of isomers, whether growing or not, with a Delta-9 tetrahydrocannabinol ("THC") concentration of not more than 0.3% on a dry weight basis.

Unless otherwise indicated, all financial information included or incorporated by reference in this Prospectus Supplement, the Base Shelf Prospectus and the documents incorporated by reference herein and therein has been prepared in accordance with IFRS, as issued by the International Accounting Standards Board, and as set out in Part I of the Handbook of the Chartered Professional Accountants of Canada.

On May 13, 2021, the Corporation consolidated all of its issued and outstanding Common Shares on a fifteen to one basis (the "Consolidation"). All references to the Common Shares and securities issuable into Common Shares such as the Trading Warrants, February 2021 Warrants, May 2021 Warrants (as defined hereinafter), incentive stock options (the "Options") and restricted share units (the "RSUs") in this Prospectus Supplement, other than in documents dated prior to May 13, 2021 that are incorporated by reference in this Prospectus Supplement, reflect post-Consolidation amounts unless otherwise indicated or the context requires otherwise. All documents dated prior to May 13, 2021 that are incorporated by reference in this Prospectus Supplement, reflect pre-Consolidation amounts unless otherwise indicated or the context requires otherwise.

CAUTIONARY NOTE REGARDING FORWARD-LOOKING INFORMATION

This Prospectus Supplement and the Base Shelf Prospectus, and documents incorporated by reference herein, contain "forward-looking statements" and "forward-looking information" (collectively, "forward-looking statements") within the meaning of applicable Canadian securities laws and applicable U.S. securities laws. All statements, other than statements of historical facts, included in this Prospectus Supplement that addresses activities, events or developments that the Corporation expects or anticipates will or may occur in the future are forward-looking statements. In certain cases, forward-looking statements can be identified by the words such as "plans", "expects" or "does not expect", "is expected", "budget", "scheduled", "estimates", "forecasts", "intends", "anticipates" or "does not anticipate", or "believes", or variations of such words and phrases or statements that certain actions, events or results "may", "could", "would", "might" or "will be taken", "occur" or "be achieved" or the negative of these terms or comparable terminology.

Forward-looking statements in this Prospectus Supplement, the Base Shelf Prospectus and in documents incorporated by reference herein include, or may include, but are not limited to, statements with respect to:

  the intention of the Corporation to complete any offering of Common Shares on the terms and conditions described herein and the aggregate amount of the total proceeds that the Corporation will receive pursuant to the Offering;
  the Corporation's expected use of the net proceeds from any sales of Common Shares in the Offering;
  the listing of the Offered Shares;
  the Business objectives and milestones and the anticipated timing of, and costs in connection with, the execution or achievement of such objectives and milestones;
  the Corporation's future growth prospects and intentions to pursue one or more viable business opportunities;
  the development of the Business and future activities following the date of this Prospectus Supplement;
  expectations relating to market size and anticipated growth in the jurisdictions within which the Corporation may from time to time operate or contemplate future operations;
  expectations with respect to economic, business, regulatory and/or competitive factors related to the Corporation or the cannabis industry generally;
  the impact of the novel coronavirus disease pandemic ("COVID-19") on the Corporation's current and future operations;
  the market for the Corporation's current and proposed product offerings, as well as the Corporation's ability to capture market share;
  the Corporation's strategic investments and capital expenditures, and related benefits;
  the distribution methods expected to be used by the Corporation to deliver its product offerings;
  the competitive landscape within which the Corporation operates and the Corporation's market share or reach;
  the performance of the Business;
  the number of additional cannabis retail store locations the Corporation and/or its subsidiaries proposes to add to the Business;
  the Corporation's ability to generate cash flow from operations and from financing activities;
  the Corporation's ability to obtain, maintain, and renew or extend, applicable Authorizations (as defined hereinafter), including the timing and impact of the receipt thereof; and
  the realization of cost savings, synergies or benefits from the Corporation's recent and proposed acquisitions, and the Corporation's ability to successfully integrate the operations of any business acquired within the Business.

Forward-looking statements are subject to certain risks and uncertainties. Although management of the Corporation ("Management") believes that the expectations reflected in these forward-looking statements are reasonable in light of, among other things, its perception of trends, current conditions and expected developments, as well as other factors that Management believes to be relevant and reasonable in the circumstances at the date that such statements are made, readers are cautioned not to place undue reliance on forward looking statements, as forward looking statements may prove to be incorrect. A number of factors could cause actual results to differ materially from a conclusion, forecast or projection contained in the forward-looking statements. Importantly, forward-looking statements contained in this Prospectus Supplement, the Base Shelf Prospectus and in documents incorporated by reference are based upon certain assumptions that Management believes to be reasonable based on the information currently available to Management, including, but not limited to, the assumptions that:

  the use of proceeds from the Offering will be utilized as expected;
  the Corporation will list the Offered Shares;
  current and future members of Management will abide by the business objectives and strategies from time to time established by the Corporation;
  the Corporation will retain and supplement its board of directors (the "Board") and Management, or otherwise engage consultants and advisors having knowledge of the industries (or segments thereof) within which the Corporation may from time to time participate;
  the Corporation will have sufficient working capital and the ability to obtain the financing required in order to develop and continue its business and operations;
  the Corporation will continue to attract, develop, motivate and retain highly qualified and skilled consultants and/or employees, as the case may be;
  no adverse changes will be made to the regulatory framework governing cannabis, taxes and all other applicable matters in the jurisdictions in which the Corporation conducts business and any other jurisdiction in which the Corporation may conduct business in the future;
  the Corporation will be able to generate cash flow from operations, including, where applicable, distribution and sale of cannabis and cannabis products;
  the Corporation will be able to execute on its business strategy as anticipated;
  the Corporation will be able to meet all applicable requirements necessary to obtain and/or maintain its permits and licences;
  general economic, financial, market, regulatory, and political conditions, including the impact of COVID-19, will not negatively affect the Corporation or its Business;
  the Corporation will be able to successfully compete in the cannabis industry; and
  cannabis prices will not decline materially.

By their very nature forward-looking statements involve known and unknown risks, uncertainties and other factors which may cause the actual results, performance or achievements of the Corporation to be materially different from any future results, performance or achievements expressed or implied by the forward-looking statements. Although Management believes that the expectations reflected in, and assumptions underlying, such forward-looking statements are reasonable, it can give no assurance that such expectations will prove to have been correct. New factors emerge from time to time, and it is not possible for Management to predict all of those factors or to assess in advance the impact of each such factor on the Business or the extent to which any factor, or combination of factors, may cause actual results to differ materially from those contained in any forward-looking statement. Some of the risks that could cause results to differ materially from those expressed in forward-looking statements in this Prospectus Supplement, the Base Shelf Prospectus and in documents incorporated by reference herein include:

  the Corporation's inability to list the Offered Shares;
  the Corporation's failure to utilize the use of proceeds as expected;
  the Corporation's inability to attract and retain qualified members of Management to grow its Business;
  unanticipated changes in economic and market conditions (including changes resulting from COVID-19) or in applicable laws;
  the impact of the publications of inaccurate or unfavourable research by securities analysts or other third parties;
  the Corporation's failure to complete future acquisitions or enter into strategic business relationships;
  interruptions or shortages in the supply of cannabis from time to time available to support the Corporation's operations from time to time;
  unanticipated changes in the cannabis industry in the jurisdictions within which the Corporation may from time to time conduct its business and operations, including the Corporation's inability to respond or adapt to such changes;
  the Corporation's inability to secure or maintain favourable lease arrangements or the required approvals and permits necessary to conduct its business and operations and meet its targets;
  the Corporation's inability to secure desirable retail cannabis store locations on favourable terms; and
  risks relating to projections of the Corporation's operations.

Readers are cautioned that the foregoing list of factors are not exhaustive. The Corporation provides no assurance that forward-looking statements will prove to be accurate, as actual results and future events could differ materially from those anticipated in such statements. Accordingly, readers should not place undue reliance on forward-looking statements (including those in the documents incorporated herein by reference), and in evaluating forward-looking statements, readers should specifically consider various factors, including the risks outlined under "Risk Factors" within this Prospectus Supplement, the Base Shelf Prospectus, and in documents incorporated by reference herein, which may cause actual results to differ materially from the results, performance or achievements of the Corporation expressed or implied by any forward-looking statements.

The forward-looking statements contained in this Prospectus Supplement are made as of the date of this Prospectus Supplement, and except as required by applicable Canadian securities laws, the Corporation does not intend, and does not assume any obligation, to update these forward-looking statements.

CAUTIONARY NOTE REGARDING FUTURE ORIENTED FINANCIAL INFORMATION

This Prospectus Supplement, the Base Shelf Prospectus, and documents incorporated by reference herein, may contain future oriented financial information ("FOFI") within the meaning of applicable Canadian securities laws and analogous U.S. securities laws, about prospective results of operations, financial position or cash flows, based on assumptions about future economic conditions and courses of action, which FOFI is not presented in the format of a historical balance sheet, income statement or cash flow statement. The FOFI has been prepared by Management to provide an outlook of the Corporation's activities and results and has been prepared based on a number of assumptions including the assumptions discussed under the heading "Cautionary Note Regarding Forward-Looking Information" and assumptions with respect to the costs and expenditures to be incurred by the Corporation, capital expenditures and operating costs, taxation rates for the Corporation and general and administrative expenses. Management does not have, or may not have had at the relevant date, firm commitments for all of the costs, expenditures, prices or other financial assumptions which may have been used to prepare the FOFI or assurance that such operating results will be achieved and, accordingly, the complete financial effects of all of those costs, expenditures, prices and operating results are not, or may not have been at the relevant date of the FOFI, objectively determinable.

Importantly, the FOFI contained in this Prospectus Supplement, the Base Shelf Prospectus, and in documents incorporated by reference herein are, or may be, based upon certain additional assumptions that Management believes to be reasonable based on the information currently available to Management, including, but not limited to, assumptions about: (i) the future pricing for the Corporation's products, (ii) the future market demand and trends within the jurisdictions in which the Corporation may from time to time conduct the Business, (iii) the Corporation's ongoing inventory levels, and operating cost estimates, and (iv) the Corporation's net proceeds from the Offering. The FOFI or financial outlook contained in Prospectus Supplement, the Base Shelf Prospectus, and in documents incorporated by reference herein do not purport to present the Corporation's financial condition in accordance with IFRS as issued by the International Accounting Standards Board, and there can be no assurance that the assumptions made in preparing the FOFI will prove accurate. The actual results of operations of the Corporation and the resulting financial results will likely vary from the amounts set forth in the analysis presented in any such document, and such variation may be material (including due to the occurrence of unforeseen events occurring subsequent to the preparation of the FOFI). The Corporation and Management believe that the FOFI has been prepared on a reasonable basis, reflecting Management's best estimates and judgments as at the applicable date. However, because this information is highly subjective and subject to numerous risks including the risks discussed under the heading "Risk Factors", FOFI or financial outlook within this Prospectus Supplement, the Base Shelf Prospectus, and in documents incorporated by reference herein, should not be relied on as necessarily indicative of future results.

Readers are cautioned not to place undue reliance on the FOFI or financial outlook contained in this Prospectus Supplement, the Base Shelf Prospectus, and in documents incorporated by reference herein. Except as required by applicable Canadian securities laws, the Corporation does not intend, and does not assume any obligation, to update such FOFI.

NOTE TO U.S. READERS REGARDING DIFFERENCES BETWEEN UNITED STATES AND CANADIAN REPORTING PRACTICES

The Corporation prepares its financial statements in accordance with IFRS, as issued by the International Accounting Standards Board, which differs from U.S. generally accepted accounting principles ("U.S. GAAP"). Accordingly, the financial statements incorporated by reference in this Prospectus Supplement, and in the documents incorporated by reference in this Prospectus Supplement, may not be comparable to financial statements of United States companies prepared in accordance with U.S. GAAP.

FINANCIAL INFORMATION AND CURRENCY PRESENTATION

The financial statements of the Corporation incorporated by reference in this Prospectus Supplement are reported in Canadian dollars and have been prepared in accordance with IFRS. Unless otherwise specified or the context otherwise requires, all references to "$"and "dollars" refer to Canadian dollars.

MARKET AND INDUSTRY DATA

Unless otherwise indicated, information contained in this Prospectus Supplement or in the Base Shelf Prospectus (or in a document incorporated or deemed to be incorporated by reference herein) concerning the industry and the markets in which the Corporation operates, including its general expectations and market position, market opportunities and market share, is, or may be, based on information from independent industry organizations, other third-party sources (including industry publications, surveys and forecasts) and the studies and estimates of Management.

Unless otherwise indicated, the Corporation's estimates are derived from publicly available information released by independent industry analysts and third-party sources as well as data from the Corporation's internal research, and include assumptions made by Management which Management believe to be reasonable based on their knowledge of the relevant industry and markets. Such internal research and assumptions have not been verified by any independent source, and the Corporation and Management have not independently verified any third-party information. While Management believes the market position, market opportunity and market share information included, or which may be included, in this Prospectus Supplement, the Base Shelf Prospectus or in a document incorporated or deemed to be incorporated by reference herein is generally reliable, such information is inherently imprecise. In addition, projections, assumptions and estimates of the Corporation's future performance and the future performance of the industry and markets in which the Corporation operates are necessarily subject to a high degree of uncertainty and risk due to a variety of factors, including those described under the headings "Cautionary Note Regarding Forward-Looking Information" and "Risk Factors".

DOCUMENTS INCORPORATED BY REFERENCE

This Prospectus Supplement is deemed to be incorporated by reference into the Base Shelf Prospectus solely for the purposes of the Offering. Other documents are also incorporated, or are deemed to be incorporated by reference, into the Base Shelf Prospectus and reference should be made to the Base Shelf Prospectus or full particulars thereof.

Information has been incorporated by reference in this Prospectus Supplement and the Base Shelf Prospectus from documents filed with the various securities commissions or similar regulatory authorities in Canada and the SEC. Copies of the documents incorporated herein by reference may be obtained on request without charge from the Chief Financial Officer of the Corporation at Unit 112, 11127-15 Street N.E. Calgary, Alberta T3K 2M4, Telephone: 1-403-703-4272, Email: ir@hightideinc.com, and are also accessible under the Corporation's issuer profile on SEDAR at www.sedar.com and on EDGAR at www.sec.gov.

The following documents, filed with the various securities commission or similar securities regulatory authorities in Canada are specifically incorporated by reference in, and form an integral part of, this Prospectus Supplement or the Base Shelf Prospectus:

(a) the management information circular of Meta Growth dated September 23, 2020 (the "2020 Meta Circular"), prepared in connection with the special meeting of the shareholders of Meta Growth held on October 27, 2020 (the "Meta Special Meeting") to approve the components of the Arrangement, excluding the following sections, schedules and appendices of, or information in, as applicable, the 2020 Meta Circular:

(i) Appendix "C" - "Fairness Opinion", being the fairness opinion of Echelon Wealth Partners Inc. dated as of August 20, 2020 and delivered to the board of directors of Meta Growth;

(ii) Appendix "F" - "Pro Forma Financial Statements of High Tide", being the unaudited pro forma financial statements for the Corporation as at and for the period ended July 31, 2020 and for the year ended October 31, 2019, prepared strictly for use in connection with the Meta Special Meeting;

(iii) Schedule "B" to Appendix "D" - "U.S. Cannabis-Related Activities Disclosure";

(iv) any information in the 2020 Meta Circular that has been specifically revised, corrected and supplanted under the heading "Revisions to Certain Previously Disclosed Information"; and

(v) in each case of (i) through to and including (iv) above, any summary information or information derived therefrom in the 2020 Meta Circular;

(b) the material change report of the Corporation dated November 25, 2020, in respect of the completion of the Arrangement;

(c) the material change report of the Corporation dated December 10, 2020, in respect of the settlement of certain debts of the Corporation, in the aggregate amount of $1,220,331;

(d) the material change report of the Corporation dated December 18, 2020, in respect of the appointment of Omar Khan as Senior Vice President of the Corporation;

(e) the audited consolidated financial statements of the Corporation for the years ended October 31, 2020 and 2019 and the notes thereto, together with the auditor's report thereon (the "Annual Financial Statements");

(f) the management's discussion and analysis of the Corporation for the Annual Financial Statements;

(g) the Annual Information Form;

(h) the business acquisition report of the Corporation dated January 15, 2021 (the "Meta Growth BAR"), in respect of the Corporation's acquisition of Meta Growth pursuant to the Arrangement;

(i) the material change report of the Corporation dated February 5, 2021, in respect of announcing the February Bought Deal Offering;

(j) the material change report of the Corporation dated February 5, 2021, in respect of the entering into of the Smoke Cartel Acquisition Agreement (as such term defined in the Annual Information Form);

(k) The Smoke Cartel Acquisition Agreement (as such term defined in the Annual Information Form);

(l) the material change report of the Corporation dated February 5, 2021 in respect of the entering into of the OCN Amending Agreement (as such term is defined in the Annual Information Form);

(m) the material change report of the Corporation dated February 5, 2021, in respect of the Corporation's intention to pursue an additional listing of the Common Shares on Nasdaq;

(n) the material change report of the Corporation dated February 5, 2021, in respect of the entering into of a binding asset purchase agreement with Halo Labs Inc.;

(o) the material change report of the Corporation dated February 5, 2021, in respect of the conversion of certain Unsecured Convertible Debentures totaling $7,365,000;

(p) the material change report of the Corporation dated February 5, 2021, in respect of the entering into of the Windsor Loan Amending Agreement (as such term is defined in the Annual Information Form);

(q) the material change report of the Corporation dated February 5, 2021, in respect of the extension of a $2,000,000 loan facility with an arm's length third party;

(r) the material change report dated March 3, 2021 in connection with the Corporation closing the February Bought Deal Offering;

(s) the material change report of the Corporation dated April 5, 2021 in respect of the appointment of Aman Sood as Chief Operating Officer of the Corporation;

(t) the material change report of the Corporation dated April 5, 2021 in respect to the closing of the Smoke Cartel acquisition and the appointment of Sean Geng as Chief Technology Officer of the Corporation;

(u) the statement of executive compensation of the Corporation for the years ended October 31, 2020 and 2019;

(v) the material change report of the Corporation dated April 15, 2021 in respect of the maturity date extension and interest rate reduction of the Corporation's $2,000,000 Unsecured Convertible Debenture;

(w) the material change report of the Corporation dated May 13, 2021 relating to the acquisition of 80% of FABCBD;

(x) the material change report of the Corporation dated May 20, 2021 relating to the completion of the Consolidation on May 13, 2021;

(y) the material change report of the Corporation dated May 20, 2021 relating to the announcement and upsizing of the May Bought Deal Offering (as defined hereinafter);

(z) the prospectus supplement of the Corporation dated April 22, 2021 relating to the May Bought Deal Offering;

(aa) the material change report of the Corporation dated June 3, 2021 relating to the closing of the May Bought Deal Offering;

(bb) the material change report of the Corporation dated June 8, 2021 relating to the approval of the listing of the Common Shares on Nasdaq;

(cc) the management information circular of the Corporation dated June 14, 2021 (the "2021 HITI Circular") prepared in connection with the annual general and special meeting of the shareholders of the Corporation held on July 29, 2021;

(dd) the material change report of the Corporation dated July 6, 2021 in respect of the entering into of the Daily High Club Acquisition Agreement (as defined hereinafter);

(ee) the material change report of the Corporation dated July 19, 2021 in respect of the entering into of the 102 Saskatchewan Acquisition Agreement (as defined hereinafter);

(ff) the material change report of the Corporation dated August 4, 2021 in respect of the entering into of the Dankstop Acquisition Agreement (as defined hereinafter);

(gg) the material change report of the Corporation dated August 10, 2021 in respect of the closing of the 102 Saskatchewan Acquisition (as defined hereinafter);

(hh) the interim financial statements of the Corporation for the three and nine months ended July 31, 2021 and 2020 and the notes thereto (the "Interim Financial Statements");

(ii) the management's discussion and analysis of the Corporation for the Interim Financial Statements;

(jj) the material change report of the Corporation dated October 15, 2021 in respect of the entering into of the Blessed Acquisition Agreement (as defined hereinafter);

(kk) the material change report of the Corporation dated October 27, 2021 in respect of the closing of the Blessed Acquisition (as defined hereinafter);

(ll) the material change report of the Corporation dated October 27, 2021 in respect of the entering into a $25,000,000 loan facility with an arm's length third party; and

(mm) the material change report of the Corporation dated November 29, 2021 in respect of the entering into of the NuLeaf Acquisition Agreement (as defined hereinafter) and closing the NuLeaf Acquisition (as defined hereinafter).

Any documents of the type required to be incorporated by reference in a short form prospectus pursuant to National Instrument 44-101 - Short Form Prospectus Distributions of the Canadian Securities Administrators, including any documents of the type referred to above (excluding confidential material change reports, if any) and any business acquisition reports filed by the Corporation with the various securities commissions or similar regulatory authorities in Canada after the date of this Prospectus Supplement and prior to the termination of the distribution of the Offering shall be deemed to be incorporated by reference into and form an integral part of this Prospectus Supplement.

References to the Corporation's website in any documents that are incorporated by reference into this Prospectus Supplement and the Base Shelf Prospectus do not incorporate by reference the information on such website into this Prospectus Supplement or the Base Shelf Prospectus, and the Corporation disclaims any such incorporation by reference.

Any statement contained in this Prospectus Supplement, the Base Shelf Prospectus or in a document incorporated or deemed to be incorporated by reference herein or therein for the purposes of the Offering hereunder shall be deemed to be modified or superseded for purposes of this Prospectus Supplement to the extent that a statement contained herein or in the Base Shelf Prospectus or in any other subsequently filed document that also is incorporated or is deemed to be incorporated by reference herein or in the Base Shelf Prospectus, modifies or supersedes such statement. The modifying or superseding statement need not state that it has modified or superseded a prior statement or include any other information set forth in the document that it modifies or supersedes. The making of a modifying or superseding statement shall not be deemed an admission for any purposes that the modified or superseded statement, when made, constituted a misrepresentation, an untrue statement of a material fact or an omission to state a material fact that was required to be stated or that is necessary to make a statement not misleading in light of the circumstances in which it was made. Any statement so modified or superseded shall be deemed, except as so modified or superseded, not to constitute a part of this Prospectus Supplement.

In addition, if the Corporation disseminates a news release in respect of previously undisclosed information that, in the Corporation's determination, constitutes a "material fact" (as such term is defined under applicable Canadian securities laws), the Corporation will identify such news release as a "designated news release" for the purposes of the Prospectus in writing on the face page of the version of such news release that the Corporation files on SEDAR (any such news release, a "Designated News Release"), and each such Designated News Release shall be deemed to be incorporated by reference into this Prospectus only for the purposes of the Offering. These documents will be available through the internet on SEDAR, which can be accessed at www.sedar.com.

To the extent that any document or information incorporated by reference into this Prospectus Supplement is included in any report on Form 6-K, Form 40-F, Form 20-F, Form 10-K, Form 10-Q or Form 8-K (or any respective successor form) that the Corporation files or furnishes to the SEC after the date of this Prospectus Supplement and prior to the date that all the Offered Shares have been sold or this Prospectus Supplement is withdrawn, such document or information shall be deemed to be incorporated by reference as an exhibit to the Registration Statement (in the case of documents or information filed or furnished on Form 6-K or Form 8-K, only to the extent specifically stated therein). For certainty, all of the documents and information listed in paragraphs (a) through (mm) above, all of which have been filed with or furnished to the SEC as part of filings on Form 40-F or Form 6-K, are hereby incorporated by reference as exhibits to the Registration Statement. Such documents or information will be available through the internet on EDGAR, which can be accessed at www.sec.gov.

When new documents of the type referred to in the three previous paragraphs are filed by the Corporation with the securities commissions or similar regulatory authorities in the jurisdictions in Canada in which the Corporation is a reporting issuer and with the SEC during the currency of this Prospectus Supplement, such documents will be deemed to be incorporated by reference in this Prospectus Supplement and the previous documents of the type referred to in the paragraph above will no longer be deemed to be incorporated by reference in this Prospectus Supplement.

DOCUMENTS FILED AS PART OF THE REGISTRATION STATEMENT

The following documents referred to in the Base Shelf Prospectus or in this Prospectus Supplement have been or will (through post-effective amendment or incorporation by reference) be filed with the SEC as part of the Registration Statement on Form F-10 (File No. 333-258604) of which this Prospectus Supplement and the Base Shelf Prospectus forms a part:

(a) the documents referred to under the heading "Documents Incorporated by Reference" in this Prospectus Supplement and in the Base Shelf Prospectus;

(b) consents of those persons named under "Auditors" and in the Base Shelf Prospectus;

(c) consents of those persons named under "Interest of Experts" in the Base Shelf Prospectus;

(d) powers of attorney from certain of the Corporation's officers and directors; and

(e) the Equity Distribution Agreement dated December 3, 2021 between the Corporation and Agents.

WHERE YOU CAN FIND MORE INFORMATION

The Corporation is subject to the full informational requirements of the securities commissions or similar regulatory authority in all provinces and territories of Canada. Purchasers are invited to read and copy any reports, statements or other information, other than confidential filings, that the Corporation files with the Canadian provincial and territorial securities commissions or similar regulatory authority. These filings are also electronically available from SEDAR at www.sedar.com.

Neither this Prospectus Supplement nor the Base Shelf Prospectus contains all of the information set forth in the Registration Statement, certain items of which are contained in the exhibits to the Registration Statement as permitted or required by the rules and regulations of the SEC. Items of information omitted from this Prospectus Supplement or the Base Shelf Prospectus but contained in the Registration Statement will be available on the SEC's website at www.sec.gov.

This Prospectus Supplement and the Base Shelf Prospectus form part of the Registration Statement on Form F-10 that the Corporation has filed with the SEC. The Prospectus Supplement and the Base Shelf Prospectus together do not contain all of the information contained in the Registration Statement, certain items of which are contained in the exhibits to the registration statement as permitted by the rules and regulations of the SEC. Statements included or incorporated by reference in this Prospectus about the contents of any contract, agreement or other documents referred to are not necessarily complete, and in each instance, investors should refer to the exhibits for a more complete description of the matter involved. Each such statement is qualified in its entirety by such reference. Investors should refer to the Registration Statement and the exhibits thereto for further information with respect to the Corporation and its securities.

The Corporation is subject to the information requirements of the U.S. Securities Exchange Act of 1934, as amended (the "Exchange Act") and applicable Canadian securities legislation and, in accordance therewith, files reports and other information with the SEC and with the securities regulators in Canada. Under the multijurisdictional disclosure system adopted by the United States and Canada, documents and other information that the Corporation files with the SEC may be prepared in accordance with the disclosure requirements of Canada, which are different from those of the United States. As a foreign private issuer within the meaning of the Exchange Act rules, the Corporation is exempt from the rules under the Exchange Act prescribing the furnishing and content of proxy statements, and the Corporation's officers, directors and principal shareholders are exempt from the reporting and short-swing profit recovery provisions contained in Section 16 of the Exchange Act. In addition, the Corporation is not required to publish financial statements as promptly as United States companies.

Except as expressly provided herein, documents filed on SEDAR or EDGAR are not, and should not be considered, part of this Prospectus Supplement or the Base Shelf Prospectus.

ENFORCEABILITY OF CIVIL LIABILITIES BY U.S. INVESTORS

The Corporation is a corporation existing under the Business Corporations Act (Alberta) ("ABCA"). Some of its directors and officers, and some of the experts named in the Registration Statement, are residents of Canada or otherwise reside outside the United States, and all or a substantial portion of their assets, and a majority of the Corporation's assets, are located outside the United States. The Corporation has appointed an agent for service of process in the United States, but it may be difficult for U.S. investors to effect service within the United States upon those directors, officers and experts who are not residents of the United States. It may also be difficult for U.S. investors to realize upon judgments of courts of the United States predicated upon the Corporation's civil liability and the civil liability of its directors, officers and experts under the United States federal securities laws.

You should not assume that Canadian courts would enforce judgments of United States courts obtained in actions against us or such persons predicated on the civil liability provisions of the United States federal securities laws or the securities or "blue sky" laws of any state within the United States or would enforce, in original actions, liabilities against us or such persons predicated on the United States federal securities or any such state securities or "blue sky" laws. We have been advised that a judgement of a United States court predicated solely upon civil liability under United States federal securities laws would probably be enforceable in Canada if the United States court in which the judgment was obtained has a basis for jurisdiction in the matter that would be recognized by a Canadian court for the same purposes. The Corporation has also been advised, however, that there is substantial doubt whether an action could be brought in Canada in the first instance on the basis of liability predicated solely upon United States federal securities laws.

The Corporation has filed with the SEC, concurrently with the Registration Statement, an appointment of agent for service of process on Form F-X. Under the Form F-X, the Corporation appointed Cogency Global Inc. as its agent for service of process in the United States in connection with any investigation or administrative proceeding conducted by the SEC, and any civil suit or action brought against or involving the Corporation in a United States court arising out of, related to, or concerning the Offering.

SUMMARY DESCRIPTION OF THE BUSINESS

General

The Corporation is an Alberta-based, retail-focused cannabis company enhanced by the manufacturing and wholesale distribution of consumption accessories. As of the date of this Prospectus Supplement, the Corporation is one of the largest cannabis retailers in Canada, with 104 operating retail cannabis locations (including jointly owned, franchised and branded retail store locations) across Canada. As a vertically integrated company, the Corporation is engaged in the Canadian cannabis market through a portfolio of subsidiaries, including Canna Cabana Inc. ("Canna Cabana"), 2680495 Ontario Inc. ("2680495"), 2686068 Ontario Inc. ("2686068") and META Growth (which together represent the retail segment of the Business), and Valiant Canada (which represents the wholesale segment of the Business).

As of the date of this Prospectus Supplement, the Corporation operates a total of 104 cannabis retail stores, consisting of (i) 57 cannabis retail stores in the Province of Alberta, (ii) 32 cannabis retail stores in the Province of Ontario, (iii) 6 cannabis retail stores in the Province of Saskatchewan, and (iv) 9 cannabis retail stores in the Province of Manitoba. Each cannabis retail store is operated in accordance with applicable laws, and in particular, in compliance with the applicable consents, licenses, registrations, permits, authorizations, permissions, orders, and/or approvals (collectively, "Authorizations") required to engage in the retail sale and distribution of adult-use cannabis and cannabis products at licensed premises (such Authorizations, the "Retail Store Authorizations"). All cannabis and cannabis products offered for sale by the Corporation and its subsidiaries are offered for sale in strict compliance with the various regulatory frameworks in the respective jurisdictions governing adult-use cannabis.

The Corporation is a reporting issuer in Canada, in the provinces of British Columbia, Alberta, Saskatchewan, Manitoba, Ontario, New Brunswick, Nova Scotia, Prince Edward Island, Newfoundland, North West Territories, Yukon and Nunavut. The Common Shares are listed on the TSXV, under the trading symbol "HITI", on Nasdaq, under the trading symbol "HITI", and on the FSE, under the trading symbol "2LYA". Effective May 13, 2021, the Corporation's FSE Symbol was updated in connection with the Consolidation from "2LY" to "2LYA". Effective November 19, 2020, the Trading Warrants and Unsecured Convertible Debentures began trading on the TSXV under the symbols "HITI.WT" and "HITI.DB", respectively. Effective February 25, 2021, the February 2021 Warrants issued pursuant to the February Bought Deal Offering began trading on the TSXV under the symbol "HITI.WR".

History

The Corporation was incorporated under the ABCA on February 8, 2018, under the name "High Tide Ventures Inc.". Effective October 4, 2018, the Corporation amended its articles of incorporation and changed its name to "High Tide Inc." Since its inception, the Corporation has grown, both organically and via strategic acquisitions (including, its most recent acquisition of Meta Growth, Smoke Cartel, FABCBD, Daily High Club (as defined hereinafter), Dankstop (as defined hereinafter), Blessed (as defined hereinafter), and NuLeaf), to emerge as a leader in the evolving cannabis market within Canada. As one of Canada's largest and fastest-growing retail-focused cannabis companies, the Corporation continues to pursue rapid growth to expand its presence across various jurisdictions in Canada, with its principal business segment focused on the distribution and sale of cannabis and cannabis products in the provinces of Alberta, Ontario, Saskatchewan, and Manitoba.

Intercorporate Relationships

As at the date of this Prospectus Supplement, the Corporation has 12 direct and 22 indirect, wholly owned subsidiaries, two direct, majority-owned subsidiary, and three indirect, majority-owned subsidiaries. The Corporation also holds a 50% direct interest in Saturninus Partners, a general partnership existing under the laws of the Province of Ontario, and 49% indirect interest in two partnerships existing under the laws of the Province of Manitoba.

As at the date of this Prospectus Supplement, the Corporation operates the Business through the following material wholly owned subsidiaries:

  Canna Cabana, a wholly owned subsidiary of the Corporation formed under the ABCA on November 1, 2020, pursuant to articles of amalgamation filed in respect of the amalgamation of Canna Cabana Inc. (as constituted at such time, "Old Canna Cabana") and Canna Cabana (SK) Inc. ("Canna SK"), both of which were wholly-owned subsidiaries of the Corporation.

  Meta Growth, a wholly owned subsidiary of the Corporation incorporated under the ABCA on June 18, 2015.

  2680495 Ontario Inc., a wholly owned subsidiary of the Corporation formed incorporated under the Business Corporations Act (Ontario) on February 11, 2019.

  2686068 Ontario Inc., a wholly owned subsidiary of the Corporation incorporated under the Business Corporations Act (Ontario) on March 15, 2019.

  Valiant Canada, a wholly owned subsidiary of the Corporation formed under the ABCA on November 1, 2020, pursuant to articles of amalgamation filed in respect of the amalgamation of RGR Canada Inc. ("RGR Canada") and Famous Brandz Inc. ("Famous Brandz"), both of which were wholly-owned subsidiaries of the Corporation.

  Valiant, a wholly owned subsidiary of the Corporation incorporated under the laws of the State of Delaware on April 6, 2019.

  High Tide Inc. B.V., a wholly owned subsidiary of the Corporation incorporated under the laws of the Netherlands on November 20, 2018.

  Smoke Cartel, a wholly owned subsidiary of the Corporation incorporated under the laws of the State of New York.

  High Tide USA, Inc., a wholly owned subsidiary of the Corporation incorporated under the laws of the State of Nevada.

The following chart sets out the material intercorporate relationships of the Corporation as at the date of this Prospectus Supplement:

Note:

(1) Saturninus Partners is a general partnership established in the Province of Ontario, in which the Corporation holds a direct 50% interest.

The following chart sets out the material intercorporate relationships of Meta Growth, a wholly owned subsidiary of the Corporation, as at the date of this Prospectus Supplement:

Below is a summary of the business and operations of the Corporation's material subsidiaries within the retail and wholesale segments of the Business, as at the date of this Prospectus Supplement.

Canna Cabana

Canna Cabana is the successor entity to Old Canna Cabana and Canna SK, both of which were wholly owned subsidiaries of the Corporation and were amalgamated in November 2020 pursuant to the ABCA to form Canna Cabana. Canna Cabana is the Corporation's primary retail cannabis business, offering for retail sale various cannabis products and accessories through its provincially authorized cannabis retail store locations. As of the date of this Prospectus Supplement, Canna Cabana operates a retail cannabis chain with 57 branded stores operating across Canada, in the provinces of Alberta, Ontario and Saskatchewan.

Canna Cabana's flagship retail concept is designed to expose customers to a unique, consistent and scalable retail design and customer experience, and to emphasize the holistic and natural qualities of cannabis. Through its in-store displays, its highly trained and knowledgeable staff, and a tailored store atmosphere, Canna Cabana aims at creating a sophisticated yet playful customer experience, while educating customers and providing them with insight and guidance with respect to its product offerings.

Meta Growth

Meta Growth is the Corporation's secondary retail cannabis business (and its most recently added retail cannabis chain), offering for retail sale various cannabis products and accessories through its provincially authorized cannabis retail store locations. As of the date of this Prospectus Supplement, Meta Growth operates 24 retail cannabis stores under the brand name "META" and 23 retail cannabis stores under the brand name of "NewLeaf" and "Canna Cabana", in the provinces of Alberta, Ontario, Manitoba, and Saskatchewan. The Meta Growth retail cannabis chain offers a curated selection of top-shelf quality cannabis and accessories, both online and through retail spaces that are cool, comfortable, and designed to enhance customer experience. Through its network of recreational cannabis retail stores, Meta Growth strives to enable the public to gain knowledgeable access to Canada's network of persons duly authorized under applicable laws to engage in the cultivation, production, growth and/or distribution of cannabis (such persons, "Licensed Producers").

Grasscity Entities

Based in Amsterdam, Netherlands, SJV B.V. and SJV2 B.V. (together, the "Grasscity Entities") operate Grasscity.com, one of the world's premier online stores for smoking accessories and cannabis lifestyle products. Established in 2000, Grasscity.com is one of the most searched and visited smoking accessories retailers, with approximately 5,800,000 million site visits annually. Grasscity.com offers an extensive selection of hand-picked smoking accessories and cannabis lifestyle products, from grinders and rolling papers to one-of-a-kind glass bongs, smoking pipes, oil rigs and bubblers and Hemp CBD products, such as CBD flower and CBD gummies. The Grasscity.com e-commerce platform generates over 90% of its revenues from customers located in the United States.

The Grasscity Entities also operate CBDCity.com, one of the world's newest online stores selling a wide variety of Hemp and CBD-focused products to international and U.S.-based consumers. Established in May 2020, CBDCity.com is backed by a team with over 20 years of e-commerce experience and offers an extensive selection of hand-picked CBD oils and capsules, CBD skin care products, CBD edibles, CBD pet treats and CBD smoking accessories such as vaporizers and cartridges. CBDCity.com conducts its operations within States of the U.S. in which the sale of Hemp-based CBD products do not violate state controlled substance laws.

Valiant Canada and Valiant

Valiant Canada is the successor entity to RGR Canada and Famous Brandz, both of which were wholly owned subsidiaries of the Corporation and were amalgamated in November 2020 pursuant to the ABCA to form Valiant Canada.

Valiant was incorporated under the laws of the State of Delaware on April 6, 2019.

Valiant Canada and Valiant are an established designers and international leaders in the manufacture and distribution of high-quality, innovative cannabis accessories. Valiant Canada and Valiant represents the wholesale segment of the Business, offering a suite of proprietary brands which have over time become well known amongst consumers. Valiant Canada's proprietary brands include names such as "Atomik", "Evolution", "Puff Puff Pass", "Vodka Glass" and "Zoom Zoom".

Valiant Canada's and Valiant's design and development team continues to design products tailored to evolving market trends and consumer preferences that reflect technological innovation and comply with applicable laws. Through its relationships with its manufacturers, based in Asia, Canada, the United States, and elsewhere, which specialize in various areas of assembly and manufacturing, Valiant Canada continues to deliver to market a suite of high quality, proprietary products (such as high-quality rolling papers) as well as third-party branded products (such as Juju, Zig Zag, and Pax).

Valiant Canada and Valiant are also established leaders in the manufacture and distribution of branded smoking accessories and other alternative lifestyle products. Valiant Canada and Valiant utilize licensed trademarks associated with leading smoking culture brands established by celebrities and entertainment companies (such as Snoop Dogg Pounds, Trailer Park Boys, Cheech & Chong's Up in Smoke, and Jay and Silent Bob) in its design and manufacture of various branded smoking accessories and other alternative lifestyle products. Valiant Canada and Valiant distribute its products to wholesalers and retailers across the globe through business-to-business distribution channels and through a business-to-customer retail e-commerce platform. Valiant Canada and Valiant have established relationships with a wide network of distributors, wholesalers and retailers with a presence across Canada, the United States and Europe, with the majority of its products being offered for sale in the United States.

Smoke Cartel

Smoke Cartel is one of the leading online retailers of glass water pipes, vaporizers, consumption accessories, and Hemp-derived products, including CBD products. Smoke Cartel provides a marketplace with a wide variety of high-quality products, subscription boxes, reliable customer service, and rapid dependable shipping. Smoke Cartel leverages its proprietary marketplace technology to seamlessly connect brands & vendors with its growing customer base built over the last 7 years. Smoke Cartel's website at www.smokecartel.com offers fast load times and optimizations, making the customer experience quick, seamless, and engaging. Smoke Cartel conducts its operations within States of the U.S. in which the sale of Hemp-based CBD products does not violate state controlled substance laws.

FABCBD

FABCBD is one of the leading online retailers of Hemp-derived CBD products. FABCBD provides a marketplace with a wide variety of high-quality products and formulas, affordable pricing, rapid dependable shipping, and surprisingly personable customer service. FABCBD's website at www.fabcbd.com.

Founded in 2017 with its headquarters in Milwaukee, Wisconsin, FABCBD has quickly grown to become one of the most popular brands for Hemp-derived CBD products across the U.S., including CBD oils, creams, gummies, and dog treats. In 2020, FABCBD had over 1.3 million online impressions and an average order value of US$91.90. FABCBD only conducts its operations within States of the U.S. in which the sale of Hemp-based CBD products does not violate state controlled substance laws.

Daily High Club

With over one million consumption accessories sold and approximately 15,000 subscribers, Daily High Club is one of the leading online retailers of glass water pipes, vaporizers, and other in demand consumption accessories. Daily High Club provides a marketplace with a wide variety of high-quality products and subscription boxes. Daily High Club has an active social media presence with numerous influencer and celebrity endorsements including deals with Tommy Chong, Chanel West Coast and more. Daily High Club boasts over 800,000 followers on Instagram and 75,000 followers on TikTok. The company's website at www.dailyhighclub.com offers an engaging and fun shopping experience.

DankStop

DankStop is a leading online consumption accessories retailer. With an industry leading and innovative website at www.Dankstop.com, and dedicated support team, DankStop has raised the bar for the online consumption supply industry since 2014. Leveraging its in-house technology, DankStop now offers a variety of B2B services for the cannabis industry in addition to its retail websites ranging from drop shipping to third party logistics.

Blessed

Blessed is one of the leading online retailers of Hemp-derived CBD products in the U.K. The company provides a marketplace with a wide variety of high-quality products and formulas, affordable pricing, rapid dependable shipping, and surprisingly personable customer service. Blessed has been featured as the best U.K. CBD Oil in several publications including The Mirror, Reader's Digest, and Maxim Magazine.

NuLeaf

NuLeaf  is one of America's leading Hemp-derived CBD companies. Since 2014, NuLeaf has been committed to creating the world's highest quality cannabinoid products in their most pure and potent form. NuLeaf's manufacturing facility is a cGMP-certified facility enabling them to manufacture groundbreaking cannabinoid formulations while exceeding the highest levels of regulatory requirement. The company is committed to creating safe, consistent, and effective products and has proudly received over 25,000 verified 5-star customer reviews through their e-commerce platform. NuLeaf conducts its operations within States of the U.S. in which the sale of Hemp-based CBD products does not violate state controlled substance laws.

Retail Cannabis Stores

The following chart sets out the retail cannabis stores operated by the Corporation as at the date of this Prospectus Supplement:

Municipality and Province	Number of Stores	Store Brand
Airdrie, Alberta	3	Canna Cabana and NewLeaf
Ajax, Ontario	1	Canna Cabana
Ancaster	1	Canna Cabana
Banff, Alberta	1	Canna Cabana
Beaumont, Alberta	1	Canna Cabana
Bonnyville, Alberta	1	Canna Cabana
Brampton	1	Canna Cabana
Brandon, Manitoba	1	Meta Growth
Burlington, Ontario	2	Canna Cabana
Calgary, Alberta	27	Canna Cabana and NewLeaf

Municipality and Province	Number of Stores	Store Brand
Canmore, Alberta	1	Canna Cabana
Cornwall, Ontario	1	Canna Cabana
East York, Ontario	1	Canna Cabana
Edmonton, Alberta	7	Canna Cabana and NewLeaf
Edson, Alberta	1	Canna Cabana
Fort Erie, Ontario	1	Canna Cabana
Fort Saskatchewan, Alberta	1	Canna Cabana
Grande Prairie, Alberta	1	Canna Cabana
Guelph, Ontario	2	Canna Cabana and Meta Growth
Hamilton, Ontario	2	Canna Cabana
Innisfil, Ontario	1	Canna Cabana
Kanata, Ontario	1	Canna Cabana
Kitchener, Ontario	1	Meta Growth
Lacombe, Alberta	1	Canna Cabana
Leduc, Alberta	1	NewLeaf
Lethbridge, Alberta	2	Canna Cabana and NewLeaf
Lloydminster, Alberta	1	Canna Cabana
London, Ontario	1	Canna Cabana
Martensville, Saskatchewan	1	Canna Cabana
Medicine Hat, Alberta	1	Canna Cabana
Milton, Ontario	1	Canna Cabana
Moose Jaw, Saskatchewan	1	Meta Growth
Morden, Manitoba	1	Meta Growth
Niagara Falls, Ontario	1	Canna Cabana
Okotoks, Alberta	1	Canna Cabana
Olds, Alberta	1	Canna Cabana
Opaskwayak Cree Nation, Manitoba	1	Meta Growth
Ottawa, Ontario	3	Canna Cabana and Meta Growth
Red Deer, Alberta	1	Canna Cabana
Regina, Saskatchewan	2	Canna Cabana
Scarborough, Ontario	1	Meta Growth
Selkirk, Manitoba	1	Meta Growth
St. Albert, Alberta	2	Canna Cabana and NewLeaf
Sudbury, Ontario	1	Canna Cabana
Swift Current, Saskatchewan	1	Canna Cabana
Thompson, Manitoba	1	Meta Growth
Thunder Bay, Ontario	1	Canna Cabana
Tisdale, Saskatchewan	1	Canna Cabana
Toronto, Ontario	6	Canna Cabana and Meta Growth
Vegreville, Alberta	1	Canna Cabana
Waterloo, Ontario	1	Canna Cabana
Whitecourt, Alberta	1	Canna Cabana
Windsor, Ontario	1	Canna Cabana
Winnipeg, Manitoba	4	Meta Growth

Recent Developments

COVID-19

On March 11, 2020, the World Health Organization recognized the outbreak of COVID-19 as a pandemic, which has had a profound impact on the global economy. The pandemic has been a rapidly evolving situation throughout the year, which the Corporation has been closely monitoring. Initially, certain provincial and territorial governments in Canada imposed various degrees of temporary lockdown measures forcing non-essential businesses to close during the pandemic, including retail cannabis stores in some jurisdictions, while certain other jurisdictions allowed retail cannabis stores to remain open with certain operational limitations and protocols.

Although the original provincial lockdown measures have since been eased in most areas, there has been a recent trend of stricter lockdown measures being imposed again across various jurisdictions, as a result of the recent increase in COVID-19 cases across Canada. On January 12, 2021, for example, Ontario declared an emergency and issued a stay-at-home order, effective January 14, 2021 as a public health measure. Under the stay-at-home order, retail cannabis stores in the Province of Ontario are able to continue offering curbside pickup and delivery. However, in-store sales are not permitted during this period.

As of the date of this Prospectus Supplement, to the knowledge of the Corporation, retail cannabis stores across the provinces of Alberta, British Columbia, and Manitoba remain open allowing for in-store sales with pandemic protocols in place. However, there is a possibility that further lockdown measures could be imposed or extended across one or more provinces and territories of Canada given the recent increase in COVID-19 cases across Canada. Any stay-at-home order in the provinces in which the Corporation and its subsidiaries conduct the Business may have a Material Adverse Effect.

As at the filing date of the Interim Financial Statements, the Corporation's operations and financial condition were not materially affected by COVID-19, which has largely been due to the Corporation having organized the Business to diversify both its revenue stream geographically (within Canada and other jurisdictions outside of the U.S.), and its product offerings. The Corporation believes that, amid COVID-19, product and revenue stream diversification, combined with its participation in the Canada Emergency Wage Subsidy ("CEWS"), as described below, have allowed it to effectively offset any material, location-specific impact of COVID-19 on the Corporation's operations and financial condition. In particular, notwithstanding COVID-19-related lockdowns and restrictions (including "curb-side pickup" governmental orders) the Corporation has been able to continue to operate its cannabis retail locations within Canada without prolonged interruption and has been able to source its product offerings without material difficulties.

In light of the evolving nature of the COVID-19 pandemic, the Corporation continues to monitor the impact of COVID-19 on its operations and financial condition on an ongoing basis and intends to supplement its disclosure in future filings, where required under applicable Canadian securities laws, to disclose any material impact of COVID-19 on its operations and financial condition.

Toronto Canna Cabana Litigation

In this subheading, the "First Expression of Interest Application Lottery" means the lottery conducted by the Alcohol and Gaming Commission of Ontario (the "AGCO"), on January 11, 2019, for the allocation of one of the 25 limited opportunities to apply for a Retail Store Authorization to operate a cannabis retail store in the Province of Ontario.

In March 2019, the Corporation entered into an option agreement (the "2019 Option Agreement") with a third winner (the "Toronto Lottery Winner") selected in the First Expression of Interest Application Lottery and an entity controlled by the Toronto Lottery Winner (together with the Toronto Lottery Winner, the "Toronto Litigants"), in respect of the establishment and operation of a retail cannabis store within the City of Toronto, Ontario.

In November 2020, the Toronto Litigants commenced an originating application (the "Application") in the Court of Queen's Bench of Alberta against the Corporation, in respect of the 2019 Option Agreement. The Application seeks (i) a declaration that the 2019 Option Agreement is valid and binding, (ii) a declaration that the Toronto Lottery Winner validly exercised a "put option" granted to the Toronto Lottery Winner pursuant to the terms of the 2019 Option Agreement, and (iii) in the alternative, a declaration that the Toronto Lottery Winner has not extinguished their right to exercise the "put option" again.

The Court of Queen's Bench of Alberta was scheduled to hear the Application on April 9, 2021; however, on April 8, 2021, the Corporation and the Toronto Litigants entered into a settlement agreement (the "Settlement Agreement"), pursuant to which the Toronto Litigants' "put option" pursuant to the 2019 Option Agreement, has been exercised at a deemed price of $4,048,732.19, and in addition the Corporation shall purchase from the Toronto Litigants the book value of all inventory at the cannabis retail store on closing, and any outstanding amount (as at closing) of any indebtedness incurred by the Toronto Litigants in relation to the build-out and start-up of the cannabis retail store in accordance with the terms of the 2019 Option Agreement. On April 28, 2021, the Corporation closed its acquisition of the retail cannabis store pursuant to the Settlement Agreement.

Nasdaq Listing

In December 2020, the Corporation announced its intention to pursue an additional listing of the Common Shares on Nasdaq, as part of its capital markets initiative, with the goal of enhancing shareholder value.

On March 22, 2021, the Corporation filed the Form 40-F with the SEC.

In connection with the listing of the Common Shares on Nasdaq, the Corporation was required to undertake a reorganization of its capital structure in order to meet the minimum share price requirements of Nasdaq and on May 13, 2021, in connection with Nasdaq listing, the Corporation completed the Consolidation.

The Corporation became a reporting company within the U.S. upon the Form 40-F registration statement being declared effective, which occurred concurrently with listing on Nasdaq on June 2, 2021.

February Bought Deal Offering

On February 22, 2021, the Corporation completed a bought deal short-form prospectus offering (the "February Bought Deal Offering") of units (each, a "February 2021 Unit"). In connection with the February Bought Deal Offering, the Corporation issued an aggregate of 47,916,665 (including the exercise in full of the underwriters' over-allotment option) February 2021 Units (on a pre-Consolidation basis) at a price of $0.48 per February 2021 Unit (on a pre-Consolidation basis), for aggregate gross proceeds of $22,999,999.20. Each February 2021 Unit was comprised of one Common Share and one half of one Common Share purchase warrant (each, a "February 2021 Warrant"). Each whole February 2021 Warrant entitles the holder thereof to purchase one additional Common Share at an exercise price of $0.58 (on a pre-Consolidation basis), until February 22, 2024. Effective February 25, 2021, the February 2021 Warrants issued pursuant to the February Bought Deal Offering began trading on the TSXV under the symbols "HITI.WR".

Smoke Cartel Acquisition

On March 24, 2021, the Corporation completed the acquisition of Smoke Cartel. The acquisition was completed pursuant to the terms of the Smoke Cartel Acquisition Agreement previously announced by the Corporation on January 25, 2021. The Corporation acquired all of the issued and outstanding shares of Smoke Cartel (the "SC Shares") for US$8,000,000, implying an approximate value of US$0.31 per SC Share (on a pre-Consolidation basis).

The consideration was comprised of: (i) 9,540,754 Common Shares (on a pre-Consolidation basis), having an aggregate value of US$6,000,000 with each Common Share priced at the 10-day volume weighted average price of the Common Shares on the TSXV immediately prior to the closing of the acquisition (the "SC Share Consideration"); and (ii) US$2,000,000 in cash (the "SC Cash Consideration"). As a result of U.S. securities law considerations and negotiations between the parties, certain Smoke Cartel significant shareholders agreed to allow the SC Cash Consideration to be allocated first to Smoke Cartel's shareholders generally, who were paid fully in cash, using all or a portion of the SC Cash Consideration.

Pursuant to the Smoke Cartel Acquisition Agreement, 25% of the SC Share Consideration was placed in escrow for a period of 12 months from the date of closing.

Officer Appointments

Effective March 15, 2021, the Corporation appointed Aman Sood as Chief Operating Officer of the Corporation.

Effective March 24, 2021, in connection with the Smoke Cartel acquisition, the Corporation appointed Sean Geng, founder and Chief Technology Officer of Smoke Cartel, as Chief Technology Officer of the Corporation to oversee all information technology and e-commerce initiatives for the Corporation globally.

FABCBD Acquisition

On May 10, 2021, the Corporation completed the acquisition of an 80% of the equity interests in FABCBD (the "FABCBD Closing"). The acquisition was completed pursuant to the terms of a acquisition agreement (the "FABCBD Acquisition Agreement") announced by the Corporation on May 3, 2021. Pursuant to the terms of the FABCBD Acquisition Agreement, the Corporation acquired an 80% interest in FABCBD for US$20,640,000 and acquired a three-year option to acquire the remaining 20% interest in FABCBD at any time (the "FABCBD Acquisition"). Consideration for the acquisition of the 80% interest in FABCBD was comprised of: (i) 15,154,109 Common Shares (on a pre-Consolidation basis) valued at US$8,080,000 on the basis of a deemed price of $0.648 per Common Share (on a pre-Consolidation basis) (the "FABCBD Share Consideration"), being equal to the volume weighted average price per Common Share on the TSXV for the 10 consecutive trading days preceding the FABCBD Closing; and (ii) US$12,560,000 in cash (collectively with the FABCBD Share Consideration, the "FABCBD Consideration"). Upon closing, FABCBD had approximately US$500,000 of cash and non-cash working capital, and inventory of approximately US$550,000.

In addition, pursuant to the terms of the FABCBD Acquisition Agreement:

1. The vendor may be entitled to an earn out bonus of US$612,000 in the event that FABCBD exceeds gross revenues of at least US$13,500,000 in 2021, which will be paid, if due, in Common Shares based on the volume weighted average price per Common Share for the 10 consecutive trading days on TSXV preceding payment, subject to a maximum of 1,425,106 Common Shares (on a pre-Consolidation basis);

2. FABCBD granted the Corporation an option to acquire all the remaining equity interest in FABCBD, thus allowing the Corporation to become the sole shareholder of FABCBD (the "FABCBD Call Option"), at an enterprise value equal to the trailing twelve months of EBITDA multiplied by six, exercisable at any time for a period of three years from the FABCBD Closing;

3. The Corporation granted FABCBD's founder, an option to put to the Corporation, the remaining equity interest in FABCBD not held by the Corporation, at the same enterprise value of the FABCBD Call Option, exercisable by FABCBD's founder for a period of two years following the first anniversary of the FABCBD Closing;

4. 25% of the FABCBD Consideration, being 9,679,778 Common Shares (on a pre-Consolidation basis), has been placed in escrow for a period of up to 24 months from the FABCBD Closing, with releases scheduled every six months.

In connection with the FABCBD Acquisition, the Corporation paid their advisors, Bayline Capital Partners Inc., an arm's length party, an advisory fee equal to 3% of the FABCBD Consideration, of which approximately 60% was paid in cash, and the remaining 40% was satisfied through the issuance of 462,711 Common Shares (on a pre-Consolidation basis).

In connection with the FABCBD Acquisition, Josh Delaney, founder and Chief Executive Officer of FABCBD joined the Corporation as general manager of FABCBD.

May Bought Deal Offering

On May 26, 2021, the Corporation completed a bought deal short-form base shelf prospectus supplement offering (the "May Bought Deal Offering") of units (each, a "May 2021 Unit". In connection with the May Bought Deal Offering, the Corporation issued an aggregate of 2,415,000 (including the exercise in full of the underwriters' over-allotment option) May 2021 Units at a price of $9.60 per May 2021 Unit, for aggregate gross proceeds of $23,184,000. Each May 2021 Unit was comprised of one Common Share and one half of one Common Share purchase warrant (each, a "May 2021 Warrant"). Each whole May 2021 Warrant entitles the holder thereof to purchase one additional Common Share at an exercise price of $12.25 per May 2021 Warrant for a period of 36 months from closing of the May Bought Deal Offering, subject to an accelerated expiry if the 10 trading day volume-weighted average price of the Common Shares on the TSXV is equal to or greater than $19.20 per Common Share.

Daily High Club Acquisition

On July 6, 2021, the Corporation completed the acquisition of an 100% interest in DHC Supply LLC, operating as Daily High Club ("Daily High Club"), through its wholly owned U.S. subsidiary, High Tide USA Inc. (the "Daily High Club Closing"). The acquisition was completed pursuant to the terms of a definitive agreement (the "Daily High Club Acquisition Agreement") announced by the Corporation on June 25, 2021. Pursuant to the terms of the Daily High Club Acquisition Agreement, the Corporation acquired an 100% interest in Daily High Club in consideration for: (i) 839,820 Common Shares, valued at US$6,750,000 on the basis of a deemed price per Common Share of $9.92, being equal to the volume weighted average price per Common Share on the TSXV for the 10 consecutive trading days preceding the Daily High Club Closing, and (ii) US$3,250,000 in cash (together, the "Daily High Club Consideration"). Common Shares having a value of 25% of the Daily High Club Consideration was held in escrow to ensure certain indemnification obligations if claims arise.

In connection with the Daily High Club Closing, Harrison Baum, Chief Executive Officer of Daily High Club, joined the Corporation as Director of Digital Marketing. Furthermore, the Corporation granted 13,333 Options to Mr. Baum, exercisable at $9.39 per Common Share for a period of three years.

102 Saskatchewan Acquisition

On August 6, 2021, the Corporation completed the acquisition (the "102 Saskatchewan Acquisition") of an 100% interest in 102105699 Saskatchewan Ltd. ("102 Saskatchewan"). The acquisition was completed pursuant to the terms of a definitive agreement (the "102 Saskatchewan Acquisition Agreement") entered into by the Corporation on July 13, 2021, as amended on August 5, 2021. Pursuant to the terms of the 102 Saskatchewan Acquisition Agreement, the Corporation acquired an 100% interest in 102 Saskatchewan in consideration for: (i) 254,518 Common Shares, valued at $2,002,000 on the basis of a deemed price per Common Share of $7.8658, being equal to the volume weighted average price per Common Share on the TSXV for the 10 consecutive trading days preceding the closing of the 102 Saskatchewan Acquisition, and (ii) $698,000 in cash.

In connection with the 102 Saskatchewan Acquisition, the Corporation acquired five retail cannabis locations in Regina, Saskatchewan, out of which one was operational and four were various stages of construction and development. All five locations are expected to be operational by the end of 2021. In addition, 102 Saskatchewan was working on finalizing a sixth location that will be included in the 102 Saskatchewan Acquisition. If secured and agreed, the Corporation shall pay the sellers $200,000 for the sixth property, of which $50,000 will be paid in cash and $150,000 will be paid in Common Shares. Upon closing the 102 Saskatchewan Acquisition, 102 Saskatchewan was amalgamated into Canna Cabana.

Dankstop Acquisition

On August 12, 2021, the Corporation completed the acquisition of an 100% interest in DS Distribution Inc., operating as Dankstop.com ("Dankstop"), through its wholly-owned U.S. subsidiary, High Tide USA Inc. (the "Dankstop Closing"). The acquisition was completed pursuant to the terms of a definitive agreement (the "Dankstop Acquisition Agreement") entered into by the Corporation on July 20, 2021. Pursuant to the terms of the Dankstop Acquisition Agreement, the Corporation acquired an 100% interest in Dankstop in consideration for 612,087 Common Shares, valued at US$3,850,000 on the basis of a deemed price per Common Share of $7.88, being equal to the volume weighted average price per Common Share on the TSXV for the 10 consecutive trading days preceding the Dankstop Closing (the "Dankstop Consideration"). 153,021 Common Shares, representing 25% of the Dankstop Consideration was held in escrow to insure certain indemnification obligations if claims arise for 12 months from the Dankstop Closing.

In connection with the Dankstop Closing, Dankstop co-founder, Feliks Khaykin, joined the Corporation as Director of U.S. Operations.

Blessed Acquisition

On October 19, 2021, the Corporation completed (the "Blessed Closing") the acquisition 80% interest in Enigmaa Ltd., operating as Blessed CBD ("Blessed"). The acquisition was completed pursuant to the terms of a definitive agreement (the "Blessed Acquisition Agreement") announced by the Corporation on October 7, 2021. Pursuant to the terms of the Blessed Acquisition Agreement, the Corporation acquired an 80% interest in Blessed for £9,064,000 and acquired a three-year option to acquire the remaining 20% interest in Blessed at any time (the "Blessed Acquisition"). Consideration for the acquisition of the 80% interest in Blessed was comprised of: (i) 1,136,551 Common Shares valued at £4,864,000 on the basis of a deemed price of $7.2856 per Common Share (the "Blessed Share Consideration"), being equal to the volume weighted average price per Common Share on the TSXV for the 10 consecutive trading days preceding the Blessed Closing; and (ii) £4,200,000 in cash (collectively with the Blessed Share Consideration, the "Blessed Consideration"). Under this provision, the parties will adjust the purchase price to offset any increase or decrease of the net working capital as of the closing date.

In addition, pursuant to the terms of the Blessed Acquisition Agreement:

1. Blessed granted the Corporation an option to acquire all the remaining shares in Blessed, thus allowing the Corporation to become the sole shareholder of Blessed (the "Blessed Call Option"), at an enterprise value equal to the trailing twelve months of revenue multiplied by 2.2, exercisable at any time for a period of three years from the Blessed Closing;

2. The Corporation granted Blessed's founder, an option to put to the Corporation, the remaining shares in Blessed not held by the Corporation, at the same enterprise value of the Blessed Call Option, exercisable by Blessed's founder for a period of two years following the first anniversary of the Blessed Closing;

3. 25% of the Blessed Consideration, being 529,487 Common Shares, has been placed in escrow for a period of up to two years from the Blessed Closing, with releases scheduled every twelve months.

In connection with the Blessed Acquisition, Vithurs Thiru (known more commonly as "V"), founder and Chief Executive Officer of Blessed joined the Corporation as Senior Manager of Search (SEO) of the Corporation. In connection with V's appointment, the Corporation granted 25,000 Options to V, exercisable at $7.17 per Common Share for a period of three years.

Credit Facility

On October 18, 2021, the Corporation entered into a credit agreement (the "Credit Agreement") with ATB Financial establishing a revolving credit facility in an amount up to $25,000,000 (comprised of an initial $10,000,000 limit and $15,000,000 accordion, the "Facility"). The Facility consists of secured prime rate loans, U.S base rate loans, LIBOR loans, letters of credit, Bankers' Acceptances, and a Corporate MasterCard.

The Facility has an initial term of three years and provides the Corporation, upon completion of customary conditions, with access to an initial $10,000,000 in capital that can be drawn down at the Corporation's discretion, and subject to satisfaction of certain conditions, will provide the Corporation with access to an additional $15,000,000 in capital.

Proceeds from the Facility are expected to be used to finance acquisitions as well as working capital and for general corporate purposes. Amounts drawn down under the Facility will bear interest calculated on the basis of the Corporation's adjusted debt-to-EBITDA ratio, which is expected to yield an effective interest rate of less than 6% per annum.

Debt Conversion

On October 15, 2021, $1,000,000 of debt was converted into equity, bringing the Corporation's total outstanding debt balance to $27,400,000 as at October 15, 2021, of which, only $1,600,000 matures during the next 12 months.

NuLeaf Acquisition

On November 26, 2021, the Corporation completed the acquisition 80% of the equity interests in NuLeaf (the "NuLeaf Closing"). The acquisition was completed pursuant to the terms of a plan of merger agreement between High Tide Inc., Nuleaf Acquisition Corp., Bo Shirley, as member representative and NuLeaf (the "NuLeaf Acquisition Agreement") announced by the Corporation on November 19, 2021. Pursuant to the terms of the NuLeaf Acquisition Agreement, the Corporation acquired an 80% interest in NuLeaf for US$31,243,000 and acquired a three-year option to acquire the remaining 20% interest in NuLeaf at any time (the "NuLeaf Acquisition"). Consideration for the acquisition of the 80% interest in NuLeaf was comprised of: 4,429,809 Common Shares valued at US$31,243,000 on the basis of a deemed price of US$7.0529 per Common Share (the "NuLeaf Share Consideration"), being equal to the volume weighted average price per Common Share on the Nasdaq for the 10 consecutive trading days preceding the NuLeaf Closing.

In addition, pursuant to the terms of the NuLeaf Acquisition Agreement:

1. NuLeaf granted the Corporation an option to acquire all the remaining equity interests in NuLeaf, thus allowing the Corporation to become the sole equity holder of NuLeaf (the "NuLeaf Call Option"), at an enterprise value equal to the trailing twelve months of adjusted EBITDA multiplied by 7.1, exercisable at any time for a period of three years from the NuLeaf Closing;

2. The Corporation granted NuLeaf, an option to put to the Corporation, the remaining equity interest in NuLeaf not held by the Corporation, at the same enterprise value of the NuLeaf Call Option, exercisable by NuLeaf for a period of eighteen months following the first anniversary of the NuLeaf Closing;

3. 25% of the NuLeaf Share Consideration, being 1,107,487 Common Shares, has been placed in escrow for a period of up to two years from the NuLeaf Closing, with releases scheduled every six months.

Potential Acquisitions

Consistent with its past practice and in the normal course, the Corporation may have outstanding non-binding letters of intent and/or conditional agreements or may otherwise be engaged in discussions with respect to possible acquisitions of, or joint ventures involving, certain complementary businesses which may or may not be material. There can be no assurance that any of these letters, agreements and/or discussions will result in an acquisition or joint venture and, if they do, what the final terms or timing of any acquisition or joint venture would be. The Corporation expects to continue to actively pursue other acquisition, joint venture and investment opportunities.

Non-Canadian Operations

As at the date of this Prospectus Supplement, the Corporation conducts operations in the United States through Valiant Canada (the successor to Famous Brandz), Valiant, Grasscity Entities, Smoke Cartel, Daily High Club and DankStop, in the U.S. in compliance with state controlled substance laws. With the launch of CBDCity.com in May 2020 and with the acquisitions of FABCBD and NuLeaf in May 2021 and November 2021 respectively, the Corporation conducts additional operations in the United States, through the Grasscity Entities, FABCDB.com and nuleafnaturals.com, within States in which activities relating to Hemp and Hemp-based CBD have been legalized under applicable laws. The Corporation also conducts operations in the Netherlands through the Grasscity Entities and in the United Kingdom ("U.K.") through its recent acquisition of Blessed, in accordance with applicable laws.

REGULATORY OVERVIEW

The following summary is intended to provide a general overview of the primary Canadian federal and provincial laws and regulations in respect of the distribution and sale of adult-use cannabis, cannabis products and cannabis accessories. The provincial and territorial regulatory frameworks relating to cannabis are complex and rapidly evolving, with provincial and territorial governments in Canada having taken different approaches to regulating cannabis and cannabis-related activities. The below summary is not intended to be an exhaustive and does not address the laws and regulations of any other jurisdiction. The Corporation continues to monitor regulatory developments and their impact(s) on the Business, including the Corporation's proposed plans for further expansion and growth.

Federal Framework

On October 17, 2018, the Cannabis Act and the Cannabis Regulations came into force in Canada, replacing the Access to Cannabis for Medical Purposes Regulations ("ACMPR") and the Controlled Drugs and Substances Act ("CDSA") as the governing laws and regulations in respect of the production, processing, sale and distribution of cannabis for medical and adult recreational use.

The Cannabis Act provides a licensing and permitting framework for the cultivation, processing, importation, exportation, testing, packaging, labelling, sending, delivery, transportation, sale, possession and disposal of cannabis for adult recreational use, which is implemented by the Cannabis Regulations. Among other things, the Cannabis Act:

  Contains restrictions on the amounts of cannabis that individuals can possess and distribute, on public consumption and use;
  Prohibits the sale of cannabis unless authorized by the Cannabis Act;
  Permits individuals 18 years of age or older to cultivate, propagate, and harvest up to and including 4 cannabis plants in their dwelling-house, propagated from a seed or plant material authorized by the Cannabis Act;
  Restricts (but does not strictly prohibit) the promotion and display of cannabis, cannabis accessories and services related to cannabinoids to consumers, including restrictions on branding and a prohibition on false or misleading promotion and on sponsorships;
  Permits the informational promotion of cannabis in specified circumstances to individuals 18 years of age and older (or any older age specified by applicable provincial legislation);
  Contains packaging and labelling requirements for cannabis and cannabis accessories;
  Prohibits the sale of cannabis or cannabis accessories in packaging or with labelling that could be appealing to young persons;
  Provides the designated Minister with the power to recall any cannabis or class of cannabis on reasonable grounds that such a recall is necessary to protect public health or public safety;
  Establishes the cannabis tracking and licensing system; and
  Provides powers to designated inspectors for the purpose of administering and enforcing the Cannabis Act and a system for administrative monetary penalties.

The Cannabis Regulations, among other things:

  Provide for the issuance of cultivation licences for standard cultivation, micro-cultivation, and nursery cultivation, licences for standard processing and micro-processing, as well as sales licences for medical or non-medical use;
  Contain requirements for all cannabis products to be packaged in a tamper-evident and child-resistant manner;
  Require specified product information on cannabis product labels (such as the name of the party who packaged the products, the product lot number, and the THC and CBD content); and
  Prohibit testimonials, lifestyle branding and packaging that is appealing to youth.

The Cannabis Act provides provincial and municipal governments the authority to prescribe regulations regarding retail and distribution, as well as the ability to alter some of the existing baseline requirements, such as increasing the minimum age for the purchase and consumption of cannabis. As of the date of this Prospectus Supplement, various provincial and municipal governments in Canada have enacted legislation to regulate the storefront and online sale of cannabis produced by Licensed Producers.

Provincial Framework

The following section provides a general overview of the applicable laws and regulations governing the retail sale and distribution of adult-use cannabis, cannabis products and cannabis accessories in the 4 key provinces within which the Corporation conducts the Business as at the date of this Prospectus Supplement.

Alberta

On November 30, 2017, the Government of Alberta passed Bill 26, An Act to Control and Regulate Cannabis ("Bill 26"), introducing the regulatory framework for recreational cannabis sales in Alberta. On June 11, 2018 the Gaming and Liquor Statues Amendment Act, 2018 ("Bill 6") received Royal Assent, coming into force in the Province of Alberta effective July 14, 2018. Bill 6 introduced several changes intended to modernize the Gaming and Liquor Act (Alberta) (as constituted then) to include cannabis, and better equip the Alberta Gaming, Liquor and Cannabis Commission (formerly, Alberta Gaming, and Liquor Commission) (the "AGLC") to carry out its expanded mandate. Together, Bill 26 and Bill 6 have amended the Gaming and Liquor Act (Alberta) (renamed the Gaming, Liquor and Cannabis Act) (the "Alberta Cannabis Act") to govern the purchase, distribution, sale and consumption of recreational cannabis in the Province of Alberta. Effective July 14, 2018, Alberta Regulation 13/2018 ("AR 13/2018") came into force in the Province of Alberta, amending the Gaming and Liquor Regulation, Alta Reg. 143/96 (now re-named the Gaming, Liquor and Cannabis Regulation (the "Alberta Cannabis Regulations").

As at the date of this Prospectus Supplement, the AGLC is the provincial body responsible for the oversight of the private retail adult-use cannabis industry within the Province of Alberta. The AGLC is exclusively authorized to purchase adult-use cannabis products from Licensed Producers, which the AGLC may then either (i) distribute to licensed private retailers for sale from licensed premises, or (ii) sell directly through an online platform operated by the AGLC. The AGLC is also responsible for issuing licences to private retailers authorizing the sale of adult-use cannabis products in accordance with the Alberta Cannabis Act, Alberta Cannabis Regulations, and AGLC's policies and conditions. The Alberta Cannabis Act authorizes the AGLC to establish policies, including in respect to the advertising and promoting of cannabis and cannabis retail licences. As of the date of this Prospectus Supplement, the Retail Cannabis Store Handbook published by the AGLC (the "AGLC Handbook") sets out the policies and guidelines of the AGLC related to cannabis retail licences.

The Alberta Cannabis Act prohibits, among other things (i) the online sale of cannabis products by anyone other than the AGLC, (ii) agreements between cannabis licensees and suppliers in respect of the sale or promotion of the supplier's cannabis, except as provided by the Alberta Cannabis Regulations, (iii) the sale of adult-use cannabis products to an intoxicated person, (iv) the use of certain terms commonly associated with medicine, health or pharmaceuticals (such as, the words "pharmacy", "dispensary", "apothecary", "drug store", "medicine", "medicinal", and "health") in any signage for a licensed premises or the name of a licensee, and (v) individuals under the age of 18 from entering licensed premises or purchasing, obtaining, or possessing, cannabis. The Alberta Cannabis Act also prohibits the issuance of a cannabis retail licence to an applicant, unless the applicant will conduct the sale of cannabis as a separate business from any other activities of the applicant, and in a location which offers for sale only cannabis products, cannabis accessories (as defined in the Cannabis Act) or other prescribed items.

The Alberta Cannabis Regulations sets out detailed rules regarding (i) the ownership and operation, and location, of licensed premises, (ii) the staffing, security and safety requirements for licensed premises, and (iii) the process for review and approval of applications for cannabis retail store licences. The Alberta Cannabis Regulations prohibits a licensed premises from being located within 100 meters of a provincial health care facility, a school, or land designated as a school reserve or municipal and school reserve, provided however, that municipalities may elect to expressly vary such locational restrictions within the applicable land use by-laws.

Previously, the Alberta Cannabis Regulations also prohibited the issuance of a retail cannabis licence if it would result in more than 15% of the total number of issued retail cannabis licences in Alberta being held by one person or a group of persons having common control. However, effective November 10, 2020, the Alberta Cannabis Regulations were amended to remove this prohibition.

The AGLC Handbook stipulates that cannabis retail stores may only offer for sale cannabis accessories that promote the responsible and legal storage and consumption of cannabis. The AGLC Handbook also stipulates that the majority of sales of a retail cannabis store must be cannabis. The AGLC has published a list of cannabis accessories it considers to be approved for sale in licensed premises. Among others, accessories that may not be sold at cannabis retail stores include consumable products other than cannabis, products intended to be mixed, applied or consumed with cannabis, organic solvents and products, and promotional material related to the medical use of cannabis.

Each municipality in Alberta is responsible for establishing its own land use and business licensing by-laws governing the issuance of development permits, building permits and business licences to prospective cannabis retail store licensees. As of the date of this Prospectus Supplement, some municipalities have implemented a random selection process for determining the order and priority of review of initial cannabis retail store applications, while others have adopted a first-come, first-served approach. Most municipalities have adopted additional separation requirements beyond the requirements stipulated by the Alberta Cannabis Regulations, including, separation requirements between competing cannabis retail stores, and between a cannabis retail store and other sensitive establishments such as schools, hospitals, treatment centres, and/or public parks, subject to discretionary variances (from the prescribed separation distances) which may be granted by a duly appointed development officer, or the Subdivision and Development Appeal Board pursuant to the Municipal Government Act (Alberta).

Ontario

On December 12, 2017, the Government of Ontario passed the Cannabis Act, 2017 (Ontario) (the "Ontario Act"), to regulate the use, sale and distribution of adult-use cannabis exclusively through a limited number of government stores controlled by the Ontario Cannabis Store ("OCS"), a subsidiary of the existing Liquor Control Board of Ontario (the "LCBO"). In August 2018, following the Ontario provincial election, the new Government of Ontario changed course, announcing a new hybrid system that permits recreational cannabis to be sold in private retail stores, and online through the Province of Ontario.

On October 17, 2018, Bill 36, An Act to enact a new Act and make amendments to various other Acts respecting the use and sale of cannabis and vapour products in Ontario ("Bill 36"), received Royal Assent. Bill 36 amended the Ontario Act and enacted the Cannabis Control Act (the "Cannabis Control Act"), and the Cannabis Licence Act, 2018 (the "Cannabis Licence Act"), to introduce a licensing regime for privately-owned retail cannabis outlets administered by the AGCO. On November 14, 2018, the Government of Ontario released the General Regulation under the Cannabis Licence Act (the "Ontario Cannabis Regulations"), which provides a licensing and regulatory regime for privately-owned and operated cannabis retail stores in the Province of Ontario. Authorized cannabis retail outlets may sell cannabis accessories, such as certain smoking accessories, in the same location as cannabis is sold.

As of the date of this Prospectus Supplement:

  The AGCO has published the Registrar's Standards for Cannabis Retail Stores, which, among other things, stipulates certain standards and requirements with respect to the advertising and promotional activities, training related to cannabis, security, and certain other matters;
  The Province of Ontario has set the minimum legal age for possession and consumption of cannabis in Ontario to 19, and permits cannabis smoking or vaping anywhere that permits tobacco smoking or e-cigarettes within the province;
  The OCS maintains a monopoly on online sales within the Province of Ontario and is the exclusive distributor of cannabis between Licensed Producers and cannabis retailers within the province; and
  Licensed cannabis retail stores within the Province of Ontario (i) are only permitted to offer for sale cannabis products obtained from the OCS, cannabis accessories and items that in some way directly relate to cannabis or its use, and (ii) may not offer for sale any food or drink that is not cannabis related.

The Cannabis Licence Act has established the following types of licences and authorizations: (i) a retail operator licence (the "Retail Store Operator Licence"), (ii) a cannabis retail manager licence (the "Retail Manager Licence"), and (iii) a retail store authorization (the "Retail Store Authorization"). A cannabis retail store may only open for business within the Province of Ontario upon obtaining a Retail Store Authorization in respect of the specific location, with only applicants for or holders of a Retail Store Operator Licence being eligible to apply for a Retail Store Authorization. In addition, any individual acting in a management function within a cannabis retail store, other than the holder of the Retail Store Operator Licence, must possess a Retail Manager Licence.

Each of the Retail Store Authorization, the Retail Store Operator Licence, and the Retail Manager Licence are subject to certain eligibility criteria. For example, Retail Store Authorizations will not be issued for proposed locations that are within prescribed distances from schools or for locations within municipalities in the province that have opted out of having cannabis stores located within their boundaries prior to January 22, 2019. The AGCO can also refuse an applicant if the AGCO is not satisfied with the applicant's ability to exercise sufficient control (directly or indirectly) over its retail cannabis business, including over the premises, equipment and facilities.

Although the Government of Ontario had previously implemented certain limits on the total number of retail cannabis stores permitted in the province, on December 12, 2019, the Government of Ontario announced that it would be moving toward an open market for retail cannabis stores. Effective January 6, 2020, amendments to the Ontario Cannabis Regulations eliminated the lottery process previously implemented to allocate a fixed number of Retail Store Operator Licences and opened the application process for Retail Store Operator Licences to any interested applicant (instead of only lottery winners). On March 2, 2020, the AGCO revoked the then-existing restrictions on the total number of Retail Store Authorizations permitted in the province (which restrictions, in the period immediately prior to such date, permitted only applicants notified by the AGCO before January 6, 2020 to apply for Retail Store Operator Licence).

The amendments implemented on March 2, 2020 also removed the regional distribution limits within the Province of Ontario, permitting retail cannabis stores to be opened in all municipalities that have not "opted out" of the retail cannabis system. As of the date of this Prospectus Supplement, the AGCO has implemented limits on the number of Retail Store Authorizations that a Retail Store Operator may hold, with Retail Store Operator currently permitted to hold up to 30 Retail Store Authorizations. It is anticipated that this cap will be increased to 75 Retail Store Authorizations, effective September 1, 2021.

As of the date of this Prospectus Supplement, a corporation is not eligible to be issued a Retail Store Operator Licence if more than 25% of the corporation is owned or controlled, directly or indirectly, by one or more Licensed Producers or their affiliates (as defined under the Ontario Cannabis Regulations).

Saskatchewan

In the Province of Saskatchewan, the Cannabis Control (Saskatchewan) Act ("CCSA") and Cannabis Control (Saskatchewan) Regulations ("Saskatchewan Regulations") establish the regulatory framework for the sale of adult-use cannabis, including the conditions required to obtain retail store and wholesale permits, as well as the conditions under which transfers of such permits are allowed. The Saskatchewan Liquor and Gaming Authority ("SLGA") is responsible for the oversight of the private retail adult use cannabis industry in the Province of Saskatchewan, including the issuance of private retail licences, private wholesale permits, and the registration of Licensed Producers.

As of the date of this Prospectus Supplement, private cannabis retailers in the Province of Saskatchewan are permitted to sell cannabis, cannabis accessories and ancillary items in standalone storefront locations and deliver within the province using an approved delivery service or common carrier. In the case of online sale, certain requirements apply, which includes the requirement that all sales must be made only to persons of legal age located in the Province Saskatchewan. The SLGA is not directly engaged in the wholesale or retail distribution, or sale, of adult-use cannabis.

As of the date of this Prospectus Supplement, the CCSA, among other things:

  Authorizes the SLGA to establish terms and conditions for cannabis permits, including in respect of the display, packaging or promotion of cannabis, and authorizes municipalities to fully or partially opt out of any cannabis activity authorized by a cannabis permit;
  Does not establish requirements for the location of cannabis retail stores, and instead, defers to municipalities to set restrictions on the location of cannabis retail stores in their communities through enacting applicable land use by-laws;
  Does not prohibit vertical integration or other close relationships between cannabis retailers and Licensed Producers; and
  Prohibits, among other things (i) individuals under the age of 19 from entering licensed premises or purchasing, obtaining, or possessing, cannabis, (ii) the sale of adult-use cannabis products to an intoxicated person, and (iii) the possession or consumption of cannabis at a school or childcare facility or at a campground for which a cannabis ban has been declared.

As of the date of this Prospectus Supplement, private cannabis retailers in the Province of Saskatchewan (i) may only sell cannabis accessories and ancillary items that directly relate to cannabis, such as cannabis cookbooks, magazines and branded or themed apparel, and (ii) may not sell tobacco products, lottery tickets, snack foods and beverages, products or equipment typically associated with the extraction of cannabinoids through the use of organic solvents, or other items that may encourage the overconsumption of cannabis, the consumption of illicit cannabis or the consumption of cannabis by minors.

Although the Government of Saskatchewan had previously implemented limits on the allocation of the number of cannabis retail licences amongst municipalities across the province, the SLGA moved to an open licensing framework effective September 2020.

Manitoba

The Government of Manitoba has implemented a hybrid retail model for adult-use cannabis, governed by the Safe and Responsible Retailing of Cannabis Act ("SRRCA"), which introduced amendments to the Liquor and Gaming Control Act (Saskatchewan), Manitoba Liquor and Lotteries Corporation Act (Saskatchewan), and Manitoba Cannabis Regulation. All cannabis retail locations in Manitoba are operated by licensed private retailers, however, such private retailers must sell cannabis sourced and supplied by the Manitoba Liquor and Lotteries Corporation ("MBLL"). Licensed private retailers in the Province of Manitoba are also authorized to conduct online sales.

The Liquor, Gaming and Cannabis Authority of Manitoba ("LGCA") is responsible for regulating Manitoba's cannabis industry, which includes licensing cannabis retail stores and distributors and ensuring that licensees comply with all regulatory requirements through regular inspections and audits. Among others, the LGCA is responsible for licensing cannabis stores and distributors in the Province of Manitoba, with its inspectors being responsible for compliance enforcement. The SRRCA includes, among others, provisions that:

  Grant municipal governments the ability to prohibit retail cannabis sales within their boundaries by holding a plebiscite;

  Ensure only cannabis grown by Licensed Producers is sold at retail locations;

  Require all cannabis products sold in the Province of Manitoba are packaged and labelled according to federal requirements; and

  Impose increased penalties for specified offences.

Pursuant to the SRRCA the LGCA may issue the following two categories of retail cannabis licences:

  The Controlled-Access Licence, which authorizes the operation of a cannabis retail store which does not allow customers to view or access cannabis until after purchase. A licensed premise operated under the Controlled-Access Licence must store cannabis behind a counter or behind shelving with covers to prevent customers from viewing cannabis; and

  The Age-Restricted Licence, which authorizes the operation of a cannabis retail store that persons under the age of 19 are prohibited from entering.

Previously, the Province of Manitoba had implemented restrictions on who may apply for a retail cannabis licence and a lottery process to allocate licences. However, effective June 1, 2020, the Province of Manitoba moved to Phase III of its retail cannabis framework, establishing an open market for adult-use cannabis sales. As of the date of this Prospectus Supplement, eligible persons and companies may apply to establish a cannabis retail store in any Manitoba community which allows the retail sale of cannabis.

The Cannabis Regulation, 120/2018 (the "Manitoba Cannabis Regulation") sets out requirements for licensed retailers and distributors, including particulars of store security, store layout, sale transactions, record-keeping requirements, restrictions on promotion and advertising, online sales and so on. In addition to the Manitoba Cannabis Regulation, retailers must also comply with the Terms and Conditions published by the LGCA.

U.S. CANNABIS-RELATED ACTIVITIES DISCLOSURE

In accordance with Staff Notice 51-352, the below discussion is intended to assist readers in understanding the extent of the Corporation and its subsidiaries' involvement, and the risks inherent, in the U.S. cannabis industry, and address the disclosure expectations outlined in Staff Notice 51-352. In accordance with Staff Notice 51-352, the Corporation will evaluate, monitor and reassess this disclosure, and any related risks, on an ongoing basis and intends to supplement and amend the same to investors in public filings, including in the event of government policy changes or the introduction of new or amended guidance, laws or regulations regarding cannabis regulation.

Although the Business activities are compliant with applicable U.S. state and local law, strict compliance with state and local laws with respect to cannabis-related activities may neither absolve the Corporation and/or its subsidiaries of liability under U.S. federal law, nor may it provide a defense to any federal proceeding which may be brought against the Corporation and or its subsidiaries.

Nature of Involvement in the U.S. Cannabis Industry

The Corporation indirectly derives a portion of its revenues from the cannabis industry in the U.S., which industry is illegal under U.S. federal law. As of the date of this Prospectus Supplement, the Corporation and its subsidiaries are not directly or indirectly engaged in the manufacture, importation, possession, use, sale or distribution of cannabis in the recreational or medical cannabis industry in the U.S. However, the Corporation and its subsidiaries may be considered to have ancillary involvement in the U.S. cannabis industry in the following respects:

(a) in the U.S. cannabis industry at large, by virtue of the operations of Valiant Canada and Valiant, which involve the manufacture and distribution of branded smoking accessories and other alternative lifestyle products in the U.S.;

(b) in the U.S. cannabis industry at large, by virtue of the operations of the Grasscity Entities and Smoke Cartel, which involve the distribution of smoking accessories and cannabis lifestyle products (such as grinders, rolling papers, glass bongs, smoking pipes, oil rigs and bubblers), through Grasscity.com and smokecartel.com, in the U.S.; and

(c) in the U.S. Hemp and Hemp-based CBD industry, by virtue of the operations of the Grasscity Entities and FABCBD, which involve the distribution of Hemp-based CBD oils and capsules, CBD skin care products, CBD edibles, and CBD smoking accessories such as vaporizers and cartridges, through CBDCity.com and FABCBD.com, within States in which activities relating to Hemp and Hemp-based CBD have been legalized under applicable laws.

Approximately 21% of the Corporation's balance sheet for the financial year of the Corporation ended October 31, 2020 related to the U.S. cannabis industry. As at the date of this Prospectus Supplement, the Corporation estimates that its balance sheet and operating statement exposure to U.S. cannabis-related activities is approximately 38%.

Cannabis is Illegal under U.S. Federal Laws

In the U.S., cannabis is largely regulated at the state level with certain states having authorized the medical and/or adult use of, and activities relating to, cannabis under certain circumscribed circumstances. However, as of the date of this Prospectus Supplement, the cultivation, distribution, possession, and use of cannabis is illegal under U.S. federal law pursuant to the U.S. CSA, subject to limited exceptions in respect of Hemp under certain circumscribed circumstances, discussed below (see "United States Federal Regulation of Hemp"). The U.S. CSA classifies cannabis as a Schedule I controlled substance with a high potential for abuse and no currently accepted medical use, which cannot be safely prescribed (the United States Food and Drug Administration has also not approved cannabis as a safe and effective drug for any indication as of the date of this Prospectus Supplement). Consequently, a range of activities, including cultivation and the personal use of cannabis, are prohibited by U.S. federal law notwithstanding the existence of state-level laws permitting such activities in respect of medical and/or adult use cannabis at the state-level in the U.S. Such activities, as well as attempting or conspiring to violate the U.S. CSA, or aiding and abetting in a violation of the U.S. CSA, are criminal acts under U.S. federal law.

Enforcement of U.S. Federal laws is a Significant Risk.

The Supremacy Clause establishes that the U.S. Constitution and federal laws made pursuant to it are paramount, and in case of conflict between federal and state law, the federal law is paramount. In respect of the U.S. cannabis industry, the conflict between U.S. federal law and state-level laws amid the presence of the Supremacy Clause has significant implications for the U.S. cannabis industry at large. In particular, there is a significant risk that U.S. federal prosecutors may enforce U.S. federal laws and seek to prosecute actors involved in activities related to cannabis in the U.S. despite the fact that such activities may be in compliance with applicable state-level laws. Any enforcement of current U.S. federal laws by U.S. federal prosecutors could cause significant financial damage to the Corporation and the shareholders of the Corporation.

United States Federal Regulation of Hemp

The 2018 Farm Bill became law on December 20, 2018. Prior to this law, all non-exempt cannabis parts grown in the U.S. were scheduled as a controlled substance under the U.S. CSA, and as a result, the cultivation of Hemp for any purpose in the U.S. without a Schedule I registration with the DEA was illegal, unless exempted by the 2014 Farm Bill. The passage of the 2018 Farm Bill materially changed federal laws governing Hemp by removing Hemp from the U.S. CSA and establishing a federal regulatory framework for Hemp production. Among other changes, the 2018 Farm Bill: (a) explicitly amended the U.S. CSA to exclude all parts of the cannabis plant (including its CBD, derivatives, and extracts) containing a THC of not more than 0.3% Delta-9 on a dry weight basis from the definition of cannabis; (b) allows the commercial production and sale of Hemp in interstate commerce; and (c) establishes the USDA) as the primary federal agency regulating the cultivation of Hemp in the U.S., while allowing states to adopt their own plans to regulate the same. The 2018 Farm Bill also creates a specific exemption from the U.S. CSA for THC found in Hemp. By defining Hemp to include its "cannabinoids, derivatives, and extracts," popular  Hemp products, such as CBD, the DEA no longer has regulatory authority to interfere with the interstate commerce of Hemp products, so long as the THC level of such products is at or below 0.3% and the hemp and its derivatives were grown and processed by a person holding a license issued by either (i) USDA or a (ii) in a state with a USDA-approved hemp plan, the applicable state agency.

On August 21, 2020, the DEA issued a DEA IFR concerning implementation of the 2018 Farm Bill. Even though the 2018 Farm Bill removed Hemp and THCs in Hemp from scheduling under the U.S. CSA, the DEA IFR purports to clarify that material that exceeds 0.3% THC remains controlled in Schedule I of the U.S. CSA. Additionally, the DEA IFR states that the 2018 Farm Bill does not impact the control status of synthetically derived THCs, for which the DEA claims that the amount of THC is not a determining factor in whether the material is a controlled substance. "Synthetically derived" is not defined in the DEA IFR.

The 2018 Farm Bill preserves the authority and jurisdiction of the FDA, under the FDCA, to regulate the manufacture, marketing, and sale of food, drugs, dietary supplements, and cosmetics, including products that contain Hemp extracts and derivatives, such as CBD. The FDCA will therefore continue to apply to Hemp-derived food, drugs, dietary supplements, cosmetics, and devices introduced, or prepared for introduction, into interstate commerce. As a producer and marketer of Hemp-derived products, the Corporation must comply with FDA regulations applicable to manufacturing and marketing of certain products, including food, dietary supplements, and cosmetics. However, the FDA has taken the position that it is unlawful to sell or market a dietary supplement or food containing CBD.

Shortly after the 2018 Farm Bill was signed into law, the FDA announced that it is "committed to pursuing an efficient regulatory framework for allowing product developers that meet the requirements under our authorities to lawfully market these types of products." Throughout the intervening years, the FDA has demonstrated its commitment to evaluating regulatory pathways for the lawful marketing of CBD, engaging with the public and Congress to gather data and evaluate the regulatory status of CBD products.  On May 31, 2019, the FDA held a public hearing regarding the regulation of Hemp-derived CBD products. In January 2021, the FDA issued an update on its data collection efforts as it evaluates the safety of CBD and provided an overview of "a framework for building a more robust evidentiary foundation to inform public health decisions."

Furthermore, in a March 2020 report submitted to Congress, the FDA indicated that it was exploring a risk-based enforcement policy of CBD products and even exploring engaging in rulemaking to override the Drug Preclusion Rule.  The March 2020 report also stated that the FDA monitors the CBD market and initiates enforcement action against "unlawful CBD products that pose the greatest risk of harm to the public." More recently, the FDA launched a Cannabis-Derived Products DAP seeking to gather data on cannabis-derived products.

Consistent with FDA's March 2020 report (and the FDA's ongoing evaluation of potential frameworks for regulating CBD products), the FDA's enforcement actions to date have been limited to warning letters. Moreover, the FDA's warning letters citing FDA's prohibition on the sale or marketing of dietary supplements or foods containing CBD have only been sent to CBD companies who manufacture or sell CBD products that create severe health and safety risks by making egregious disease claims (i.e., claims suggesting that a product is intended to treat, cure, or prevent diseases and ailments and/or affect the structure or function of the body) or structure/function claims (i.e., intended to affect the structure or any function of the body), such as a product's purported ability to treat or cure serious diseases and conditions like COVID-19, cancer, or diabetes.  By contrast, the FDA has not generally enforced against CBD companies with respect to companies whose CBD products are devoid of such claims.

The Corporation believes that the Corporation and its subsidiaries will not be subject to any action taken by the DEA as long as the Corporation and its subsidiaries comply with the requirements of the 2014 Farm Bill and/or the 2018 Farm Bill, and applicable U.S. state-controlled substance laws, to the extent that their activities relate to Hemp. However, and despite the positive changes brought by the 2018 Farm Bill, there remain a number of considerations, potential changes in regulation, and uncertainties regarding the cultivation, sourcing, production and distribution of Hemp and products containing Hemp derivatives. Applicable laws and regulations in the U.S. remain subject to change as there are different interpretations among federal, state and local regulatory agencies, legislators, academics and businesses with respect to the treatment of the importation of derivatives from exempted portions of the cannabis plant, the scope of operation of the 2014 Farm Bill and the 2018 Farm Bill, and the authorizations granted to 2018 Farm Bill-compliant Hemp growers and licensed Hemp-derived CBD producers. These different federal, state, and local agency interpretations touch on, among other things, the regulation of cannabinoids by the DEA and/or the FDA. These uncertainties likely cannot be resolved without further federal and state legislation, regulation or a definitive judicial interpretation of existing legislation and rules, and in the interim period, there continue to be several legal barriers to selling Hemp-derived products, including, but not limited to barriers arising from, (i) the fact that Hemp and cannabis are both derived from the cannabis plant, (ii) the rapidly changing patchwork of state laws governing Hemp and Hemp-derived product, and (iii) the lack of FDA approval for CBD as a lawful food ingredient, food additive or dietary supplement.

History of Legal Developments in the U.S. Cannabis Industry

In the U.S., cannabis containing in excess of 0.3% THC is categorized as a Schedule 1 controlled substance and is illegal under U.S. federal law, specifically the U.S. CSA. Even in U.S. states that have legalized the use of cannabis and its sale, such activities and certain related activities remain in violation of U.S. federal law that is punishable by imprisonment, substantial fines, and forfeiture. However, although federally illegal, the U.S. federal government's approach to enforcement of the U.S. CSA has, at least until recently, trended toward non-enforcement.

The Cole Memorandums

In August 2013, then Deputy Attorney General James Cole authored a memorandum (the "Cole Memorandum"), which outlined the priorities for the DOJ relating to the prosecution of cannabis offenses. The Cole Memorandum acknowledged that, notwithstanding the designation of cannabis as a controlled substance at the federal level in the U.S., several states had enacted laws relating to cannabis for medical purposes. In particular, the Cole Memorandum noted that in jurisdictions that have enacted laws legalizing cannabis in some form and implemented strong and effective regulatory and enforcement systems to control the cultivation, distribution, sale and possession of cannabis, conduct in compliance with those laws and regulations is less likely to be a priority at the federal level. In light of limited investigative and prosecutorial resources, the Cole Memorandum concluded that the DOJ should be focused on addressing only priority cannabis-related conduct to enforce the U.S. CSA. States where medical cannabis had been legalized were not characterized as a priority. The enforcement priorities of the Cole Memorandum were reaffirmed, again, in a 2014 memorandum of the U.S. Department of Justice (the "2014 Cole Memorandum").

The Sessions Memorandum

On January 4, 2018, former U.S. Attorney General Jeff Sessions issued the Sessions Memorandum, which rescinded previous guidance from the U.S. Department of Justice specific to cannabis enforcement in the U.S., including the Cole Memorandum and the 2014 Cole Memorandum. While the Sessions Memorandum does not indicate that the prosecution of cannabis-related offenses is now priority for the DOJ, in rescinding the Cole Memorandum and the 2014 Cole Memorandum, the Sessions Memorandum granted U.S. federal prosecutors' discretion in determining whether or not to prosecute cannabis and cannabis-related violations of U.S. federal law.

In the event that U.S. federal prosecutors exercise their discretion and pursue prosecutions against the Corporation or its subsidiaries, alleging cannabis and cannabis-related violations of U.S. federal law, then the Corporation or its subsidiaries could potentially face (i) the arrest of its employees, directors, officers, managers and investors, (ii) charges of ancillary criminal violations of the U.S. CSA, for federal money laundering, racketeer influenced and corrupt organizations act violations, and aiding and abetting and conspiring to violate the U.S. CSA by virtue of providing financial support, services, or goods to participants in the cannabis industry, including state-licensed or permitted cultivators, processors, distributors, and/or retailers of cannabis, (iii) restrictions on the entry of employees, directors, officers, managers and investors who are not U.S. citizens from entry into the U.S. for life, or (d) suspension of its U.S. business operations.

The Biden Administration

Former U.S. Attorney General Jeff Sessions resigned on November 7, 2018, at the request of former U.S. President, Donald Trump. Following Mr. Sessions' resignation and the brief tenure of Matthew Whitaker as Acting U.S. Attorney General, William Barr was confirmed as the U.S. Attorney General on February 14, 2019. Mr. Barr resigned as Attorney General on December 23, 2020. President Biden nominated federal judge Merrick Garland to serve as his Attorney General. During his confirmation hearings in the Senate on February 22, 2021, now Attorney General Mr. Garland confirmed that he would not prioritize pursuing cannabis prosecutions in States that have legalized and that are regulating the use of cannabis, both for medical and adult use. On March 11, 2021, Mr. Garland was sworn in as U.S. Attorney General. It is unclear what impact, if any, the new administration will have on U.S. federal government enforcement policy on cannabis. Nonetheless, there is no guarantee that the position of the DOJ will not change.

Unless and until the Congress amends the U.S. CSA with respect to medical and/or adult use cannabis (and there can be no assurance as to the timing or scope of any such potential amendments, if any), there is a significant risk that federal authorities may enforce current U.S. federal law. If the U.S. federal government begins to enforce U.S. federal laws relating to cannabis in states where the sale and use of cannabis is currently legal, or if existing applicable state laws are repealed or curtailed, any such occurrence could have a Material Adverse Effect.

There can be no assurance that U.S. state laws which removed cannabis from state-controlled substances laws  and regulate the sale and use of cannabis will not be repealed or overturned, or that local governmental authorities will not limit the applicability of U.S. state laws within their respective jurisdictions.

The Leahy Amendment and Medical Cannabis

Although the Cole Memorandum and 2014 Cole Memo have been rescinded, one legislative safeguard for the medical cannabis industry remains in place in the U.S. Since 2014, the Congress has passed appropriations bills which included provisions to prevent the federal government from using congressionally appropriated funds to enforce U.S. federal cannabis laws against regulated medical cannabis actors operating in compliance with state and local law (currently the "Leahy Amendment", but also sometimes referred to as the Rohrabacher-Farr Amendment or the "Joyce-Leahy Amendment").

The Leahy Amendment was included in the fiscal year 2019 omnibus appropriations bill signed by former U.S. President, Donald Trump on February 15, 2019, to prevent the U.S. federal government from using congressionally appropriated funds to enforce federal cannabis laws against regulated medical cannabis actors operating in compliance with state and local law. This extended the Leahy Amendment until September 30, 2019. On September 27, 2019, President Trump signed a continuing resolution to fund the government through November 21, 2019, to prevent a government shutdown. On December 20, 2019, the Further Consolidated Appropriations Act, 2020 was passed, which authorizes appropriations to fund the operation of certain agencies in the U.S. federal government through September 30, 2020.  On September 30, 2021, the Leahy Amendment was renewed through the signing of the Extending Government Funding and Delivering Emergency Assistance Act, which remained in effect until December 3, 2021.  On December 3, 2021, President Biden signed "Further Extending Government Funding Act" into law which includes a short-term continuing resolution that provides fiscal year 2022 appropriations to Federal agencies through February 18, 2022. This is a stop gap measure, and a full budget for fiscal year 2022 must be passed. At such time, there are several possibilities: Congress could pass a FY 2022 budget, in which case it could either include or fail to include the Leahy Amendment (or a similar amendment), or Congress could fail to pass any kind of a budget, in which case a government shutdown would result, and the protections of the Leahy Amendment would end.

There can be no assurance that the Leahy Amendment will be included in future appropriations bills or that there will not be a shutdown of the U.S. federal government in the future (amid which shutdown, drug enforcement administration agents and U.S. federal prosecutors will be free to operate without any restriction otherwise imposed by the spending bill regarding interference with the medical cannabis industry). In the event of any such occurrence, there can be no assurance that the U.S. federal government will not seek to prosecute cases involving medical cannabis business that are otherwise compliant with U.S. state laws. Further, even if the Leahy Amendment is included in future appropriations bills, it is important to note that the Leahy Amendment provides no protection against businesses operating in compliance with a U.S. state's adult-use cannabis laws.

Recap and Summary

Cannabis remains illegal under federal law in the U.S. However, despite the current state of U.S. federal law, several U.S. states (including states within which the Corporation might indirectly derive a portion of its revenues from) have legalized recreational adult use of cannabis. In addition, well over half of the U.S. states have enacted legislation to legalize and regulate the sale and use of medical cannabis without limits on THC, while other U.S. states have legalized and regulated the sale and use of medical cannabis with strict limits on the levels of THC.

The conflict between U.S. federal law and U.S. state-level laws amid the presence of the Supremacy Clause, described above, has significant implications for the U.S. cannabis industry at large and for the Corporation. First, notwithstanding the existence of U.S. state-level laws permitting medical and/or recreational cannabis activities, and notwithstanding the fact that the Corporation and its subsidiaries, or industry partners may be in compliance with such U.S. state-level laws, there is a significant risk that U.S. federal prosecutors may enforce U.S. federal laws and seek to prosecute actors involved in activities related to cannabis. Any enforcement of current U.S. federal laws by U.S. federal prosecutors could cause significant financial damage to the Corporation and the shareholders of the Corporation. Violations of any U.S. federal laws and regulations could result in significant fines, penalties, administrative sanctions, convictions or settlements arising from civil proceedings conducted by either the U.S. federal government or private citizens, or criminal charges, including, but not limited to, disgorgement of profits, cessation of business activities or divestiture. This could have a Material Adverse Effect and may affect the Corporation's reputation and ability to conduct business, its financial position, operating results, profitability or liquidity or the market price of its publicly traded securities. In addition, it is difficult to estimate the time or resources that would be needed for the investigation of any such matters or its final resolution because, in part, the time and resources that may be needed are dependent on the nature and extent of any information requested by the applicable authorities involved, and such time or resources could be substantial.

Second, insofar as the activities of the Corporation and its subsidiaries relate to Hemp, while the Corporation believes that the Corporation and its subsidiaries will not be subject to any action taken by the DEA as long as the Corporation and its subsidiaries comply with the requirements of the 2014 Farm Bill and/or 2018 Farm Bill, and applicable U.S. state controlled substances laws, there remain a number of considerations, potential changes in regulation, and uncertainties regarding the cultivation, sourcing, production and distribution of Hemp and products containing Hemp derivatives. Applicable laws and regulations in the U.S. remain subject to change as there are different interpretations among federal, state and local regulatory agencies, legislators, academics and businesses with respect to the treatment of the importation of derivatives from exempted portions of the cannabis plant, the scope of operation of the 2014 Farm Bill and 2018 Farm Bill, and the authorizations granted to 2018 Farm Bill-compliant Hemp growers and licensed Hemp-derived CBD producers. These different federal, state and local agency interpretations, as discussed above, touch on the regulation of CBDs by the FDA and the extent to which imported derivatives, and/or 2018 Farm Bill-compliant cultivators and processors may engage in interstate commerce, whether under federal and/or state law. If existing applicable state or federal laws in respect of Hemp in the U.S. are repealed or curtailed, or otherwise interpreted in a manner adverse to the activities of the Corporation and its subsidiaries as they relate to Hemp, any such occurrence could have a Material Adverse Effect.

There can be no guarantee that U.S. state laws legalizing and regulating the sale and use of cannabis will not change or be repealed or overturned, or that local government authorities in the U.S. will not limit the applicability of U.S. state laws within their respective jurisdictions. There is a significant risk that future developments in the U.S. cannabis industry could result in third-party service providers suspending or withdrawing services essential to the Corporation and its subsidiaries to continue operations in the U.S., and a significant risk that regulatory bodies may impose certain restrictions on the Corporation's ability to operate in the U.S.

Ability to Access Capital

The continued development of the Corporation's U.S. operations may require additional financing. The failure to raise such capital could result in the delay or indefinite postponement of the Corporation's current business strategy in the U.S. or the Corporation ceasing to carry on business in the U.S. There can be no assurance that additional capital or other types of financing will be available if needed or that, if available, the terms of such financing will be favourable to the Corporation. Specifically, given the current laws regarding cannabis at the federal level in the U.S., traditional bank financing is typically not available to issuers engaged in the U.S. cannabis industry. The federal illegality of cannabis in the U.S. means that financial transactions involving proceeds generated by cannabis-related conduct can form the basis for prosecution under several U.S. statutes, including money laundering statutes. As a result, the Corporation may not be able to secure financing on terms acceptable to it, or at all.

In the event that the Corporation raises funds to support its U.S. operations through the issuances of equity or convertible debt securities, existing shareholders of the Corporation could suffer significant dilution, and any new equity securities issued could have rights, preferences and privileges superior to those of holders of Common Shares. In addition, from time to time, the Corporation may enter into transactions to acquire assets or the shares of other companies in furtherance of its U.S. operations. These transactions may be financed wholly or partially with debt, which may temporarily increase the Corporation's debt levels above industry standards. Any debt financing secured in the future could involve restrictive covenants relating to capital raising activities and other financial and operational matters, which may make it more difficult for the Corporation to obtain additional capital and to pursue business opportunities, including potential acquisitions.

Table of Concordance

In accordance with Staff Notice 51-352, the following is a table of concordance, which is intended to assist readers in identifying those parts of this Prospectus Supplement that address the disclosure expectations outlined in Staff Notice 51-352. Unless otherwise indicated, all cross references in the below table of concordance refer to subheadings under the heading "U.S. Cannabis-Related Activities Disclosure".

Industry Involvement	Specific Disclosure Necessary to Fairly Present All Material Facts, Risks and Uncertainties	Cross References / Notes
All Issuers with U.S. Cannabis-Related Activities

Describe the nature of the issuer's involvement in the U.S. cannabis industry and include the disclosures indicated for at least one of the direct, indirect and ancillary industry involvement types noted in this table.

See: "Nature of Involvement in the U.S. Cannabis Industry"
	Prominently state that cannabis is illegal under U.S. federal law and that enforcement of relevant laws is a significant risk.	See: "Nature of Involvement in the U.S. Cannabis Industry" "Cannabis is Illegal under U.S. Federal Laws" "Recap and Summary"

Discuss any statements and other available guidance made by federal authorities or prosecutors regarding the risk of enforcement action in any jurisdiction where the issuer conducts U.S. cannabis-related activities.

See: "History of Legal Developments in the U.S. Cannabis Industry"

Outline related risks including, among others, the risk that third-party service providers could suspend or withdraw services and the risk that regulatory bodies could impose certain restrictions on the issuer's ability to operate in the U.S.

See: "Nature of Involvement in the U.S. Cannabis Industry" "Cannabis is Illegal under U.S. Federal Laws" "History of Legal Developments in the U.S. Cannabis Industry" "Recap and Summary"

Given the illegality of cannabis under U.S. federal law, discuss the issuer's ability to access both public and private capital and indicate what financing options are / are not available in order to support continuing operations.

See: "Ability to Access Capital"
Quantify the issuer's balance sheet and operating statement exposure to U.S. cannabis-related activities.

Approximately 21% of the Corporation's balance sheet for the financial year of the Corporation ended October 31, 2020 related to the U.S. cannabis industry. As at the date of this Prospectus Supplement, the Corporation estimates that its balance sheet and operating statement exposure to U.S. cannabis-related activities is approximately 41%.

Disclose if legal advice has not been obtained, either in the form of a legal opinion or otherwise, regarding (a) compliance with applicable state regulatory frameworks and (b) potential exposure and implications arising from U.S. federal law.

The Corporation has received legal advice from U.S. attorneys regarding (i) compliance with applicable U.S. state regulatory frameworks and (ii) potential exposure and implications arising from U.S. federal law. The Corporation and its U.S. counsel continue to monitor compliance carefully on an ongoing basis.

U.S. Cannabis Issuers with direct involvement in cultivation or distribution

Outline the regulations for U.S. states in which the issuer operates and confirm how the issuer complies with applicable licensing requirements and the regulatory framework enacted by the applicable U.S. state.

N/A

Discuss the issuer's program for monitoring compliance with U.S. state law on an ongoing basis, outline internal compliance procedures and provide a positive statement indicating that the issuer is in compliance with U.S. state law and the related licensing framework. Promptly disclose any non-compliance, citations or notices of violation which may have an impact on the issuer's licence, business activities or operations.

N/A
U.S. Cannabis Issuers with indirect involvement in cultivation or distribution	Outline the regulations for U.S. states in which the issuer's investee(s) operate.	N/A

Provide reasonable assurance, through either positive or negative statements, that the investee's business is in compliance with applicable licensing requirements and the regulatory framework enacted by the applicable U.S. state. Promptly disclose any noncompliance, citations or notices of violation, of which the issuer is aware, that may have an impact on the investee's licence, business activities or operations.

N/A

U.S. Cannabis Issuers with material ancillary involvement

Provide reasonable assurance, through either positive or negative statements, that the applicable customer's or investee's business is in compliance with applicable licensing requirements and the regulatory framework enacted by the applicable U.S. state.

The Corporation takes commercially reasonable steps to (i) regularly monitor the development of applicable federal and state laws within the U.S., licensing requirements and regulatory frameworks, (ii) engage U.S. legal counsel, where appropriate, to ensure it is operating in compliance with all applicable laws and permits, and (ii) ensure that all third parties with which the Corporation or its subsidiaries engage in business dealings with are in compliance with the applicable cannabis regulatory framework enacted by the applicable state.

The Corporation believes that it is, and to the best of its knowledge, believes that each third party with which it has a working business relationship is, as of the date of this Prospectus Supplement, in compliance with the applicable cannabis regulatory framework in the U.S. states in which it operates.

U.K. CBD ACTIVITIES DISCLOSURE

Background to the CBD/Wellness Industry

CBD is derived from the Hemp plant which is a species of the cannabis genus. Hemp generally has a high CBD content and a low THC content. In 1973, a protocol amended the United Nations Single Convention on Narcotic Drugs 1961 (Protocol), pursuant to which it was recommended that industrial Hemp (non-drug related cannabis) should not be classified as a narcotic substance. Consequently, U.K. and European Union agricultural policies currently permit the cultivation of certain approved varieties of Hemp with a THC content not exceeding 0.2%.

As a result of its cannabinoid composition, high volumes of CBD oil is capable of being extracted from the Hemp plant. However, the U.K. Home Office ("Home Office") prevents the extraction of CBD oil in the U.K., as Hemp farmers are prevented from using the bud and flower of the plant. These are the areas of the plant which yield the highest quality and largest volume of CBD. Due to this restriction, all of the CBD in the U.K. is imported, mainly from the U.S. and Europe. Although the Home Office does not allow extraction to take place in the U.K., CBD oils can lawfully be brought into and sold in the U.K. provided that the controlled cannabinoid content observes the limit set out in Regulation 2 of The Misuse of Drugs Regulations 2001 ("MDR 2001").

The sale of CBD products is now widespread in the U.K. and European Union, and such products are predominantly available for sale online, and in specialist health food shops such as Holland & Barrett. CBD products are thought to provide therapeutic benefits without the intoxicating effects commonly associated with other cannabis products and in particular, THC.

CBD has widespread potential for commercial use in that it can be ingested as oils or edibles and inhaled in vape products. CBD can also be infused into cosmetics and topical creams.

For a number of years, the CBD industry in the U.K. and European Union has been relatively unregulated. However, due to the increasing popularity of the products, the legislative framework in the U.K. and European Union has developed substantially to ensure the quality and safety of CBD products being sold to consumers. The industry is closely monitored by a number of regulators to ensure that the general policy restricting the sale of certain narcotics, and specifically THC, is maintained. Any company failing to comply with the restrictions in relation to controlled cannabinoids can expect to face a range of criminal penalties for contraventions of national narcotics legislation.

Application of POCA to CBD Business

The Proceeds of Crime Act 2002 ("POCA") makes it a criminal offence to handle funds derived from criminal conduct. Such offence relates to criminal conduct taking place in the U.K., but also extends to business activities undertaken lawfully overseas, but which would constitute an offence if they occurred in the U.K.

The global cannabis industry can be segregated into three distinct sectors: CBD wellness, medicinal cannabis and recreational cannabis. Both CBD wellness and medicinal cannabis activities are legal in the U.K. Therefore, income derived from such activities undertaken lawfully overseas should not create any risk of an offence under POCA.

The use of cannabis for recreational purposes is not legal in the U.K. Therefore income derived from recreational cannabis business activities undertaken in overseas jurisdictions would if undertaken by the Corporation risk a breach of the relevant provisions of POCA, even if such business activities were lawful in such overseas jurisdiction.

Failure to monitor and control funds derived from recreational cannabis activities overseas, could result in intervention by the National Crime Agency in the U.K. It is a risk that the Board has taken very seriously and the Board will continue to do.

CBD/Wellness Business Activities in the U.K.

The principal legislation which will govern CBD/Wellness Activities in the U.K. is set out as follows:

Misuse of Drugs Act 1971 ("MDA") and MDR 2001

The MDR 2001 were created pursuant to section 7(1) of the MDA to regulate the availability of controlled substances in the U.K. Such substances are identified in Schedule 1 of the MDR 2001. Generally, a Schedule 1 controlled substance cannot be sold in or into the U.K. with or without a licence.

A substance identified in Schedule 2 of the MDR 2001 may, provided that it satisfies certain conditions, be sold legally in or into the U.K. with a licence issued by the Home Office.

In the U.K. cannabis is classified as a Class B "controlled drug" under Schedule 2 and it is therefore unlawful to possess, supply, produce, import or export it, or to cultivate any plant of the genus cannabis in or into the U.K. without a Home Office licence.

Pure CBD is not a "controlled substance" or "controlled drug" pursuant to the MDR 2001 and is therefore unregulated in the U.K. so that in principle it can lawfully be imported and sold in the U.K. without a licence.

However, although pure CBD is not regulated by the MDR 2001 it is generally accepted that CBD products will contain trace elements of controlled cannabinoids such as THC. A CBD product containing a substance or drug which is controlled under Schedule 2 will itself be deemed to be "controlled" and will require a Home Office licence before importation, commercialisation or sale to the public in the U.K. unless it falls within certain recognised exemptions.

Regulation 2 of the MDR 2001, provides that some products may, in limited circumstances, be considered 'exempt' from control, notwithstanding their 'controlled drug' content.

Pursuant to Regulation 2:

An "exempt product" means a preparation or other product consisting of one or more component parts, any of which contains a controlled drug, where-

a) the preparation or other product is not designed for administration of the controlled drug to a human being or animal;

b) the controlled drug in any component part is packaged in such a form, or in combination with other active or inert substances in such a manner, that it cannot be recovered by readily applicable means or in a yield which constitutes a risk to health; and

c) no one component part of the product or preparation contains more than one milligram of the controlled drug or one microgram in the case of lysergide or any other N-alkyl derivative of lysergamide.

To meet the criteria of an exempted product all three limbs of the definition must be met:

1. the preparation or other product is not designed for administration of the controlled drug to a human being or animal;

The CBD products are marketed and sold as wellness products and their packaging contains the following warning: 'This product is not intended to diagnose, treat, cure or prevent any disease.' They are therefore clearly not being sold for medicinal use.

2. the controlled drug in any component part is packaged in such a form, or in combination with other active or inert substances in such a manner, that it cannot be recovered by readily applicable means or in a yield which constitutes a risk to health;

The Home Office has issued formal guidance in respect of CBD and cannabinoids which provides that the 1mg rule means '1mg per container'. Whether the container is small or large, the maximum amount of controlled cannabinoid content is 1mg.

CBD products are sold in 10ml bottles. 1mg of controlled cannabinoids in a 10ml container equates to 0.01% THC content per container. That means the controlled cannabinoid content of the packaged products will be exceptionally low.

The packaging of the CBD products contains a warning that the consumer should not exceed a daily dose of 70mg CBD.

3. no one component part of the product or preparation contains more than one milligram of the controlled drug or one microgram in the case of lysergide or any other N-alkyl derivative of lysergamide;

The CBD products are heavily remediated during the manufacturing process to remove any controlled cannabinoid content. Any trace cannabinoid content left in the products is at such a minute level that they cannot be readily recovered, or even be detected by the most sophisticated laboratories. The Board believe that it is not scientifically or technologically possible to remediate these samples any further in private business operations. All the CBD products are regularly tested by third party specialist laboratories to ensure that controlled cannabinoids are at non-detectable levels and that the composite amount of controlled cannabinoid content will be below 1mg in a 10ml container.

CBD products can be distributed and/or sold commercially in the U.K. without the requirement for a Home Office controlled drugs licence on the basis that they fall within the definition of an 'exempted product' under the MDR 2001.

Novel Foods

In 2015, the European Parliament and the European Council implemented Regulation (EU) 2015/2283 ("NFR") on Novel Foods. The NFR define a 'Novel Food' as any substance or product ingested by humans that was not used for human consumption to a significant degree within the European Union before May 15, 1997 and which falls within one of the specified categories amounting to a 'Novel Food', including (but not limited to) a food with a new or intentional modification.

Under the NFR, Novel Foods must be authorised and included in the "Union List" before they can be marketed or used in foods sold in the European Union. The NFR provide for a centralised assessment and authorisation procedure for registering new Novel Foods including a risk assessment on the product's safety by the European Food Safety Authority, which assesses the compositional, nutritional, toxicological and allergenic properties of the product as well as its production processes and its proposed use and levels of use.

The NFR are only applicable to ingestible products. An ingestible product is any substance or product, whether processed, partially processed or unprocessed, intended to be or reasonably expected to be ingested by humans. This will include products which are ingested orally. Certain products are excluded from the Novel Foods regime as they are not ingested. Inhalation is not ingestion, and therefore vape products are not subject to the Novel Foods regime. For the same reason cosmetic products are also not subject to the Novel Foods regime.

The European Union maintains a Novel Foods "catalogue", which is a non-legally binding database which lists foods whose Novel Foods status is based on information provided by the European Union member states. The catalogue contains an entry for cannabinoids which therefore categorises ingestible products containing cannabinoids, including CBD, as a Novel Food.

As the catalogue is advisory only, it is left to individual member states as to whether they choose to implement the Novel Foods regime and processes for any food entered in the catalogue. To date, no CBD ingestible product has been authorised and included on the 'Union List' according to the processes outlined in the NFR.

The U.K. left the European Union at the end of January 2020 and on February 13, 2020, the Food Standards Agency in the U.K. ("FSA") issued guidance as to the safe use of CBD products and confirmed that (a) compliance with the Novel Foods regime would be required for ingestible CBD products to be sold lawfully in the U.K.; and (b) the safety analysis required to compile a Novel Foods dossier submission for authorisation of CBD products as ingestibles in the U.K. would be the same as set out in the NFR. However, the route to compliance for the U.K. would be substantially different to that of the European Union.

Under the U.K.'s Novel Foods regime, full marketing authorisation is required before CBD ingestible products can be lawfully sold in the U.K. Obtaining full marketing authorisation is a lengthy and expensive process. To allow existing CBD businesses to continue trading while seeking Novel Foods authorisation, the FSA has provided an exemption to allow existing CBD businesses to continue to sell their ingestible products in the U.K. while their Novel Foods submissions are being considered.

To benefit from the FSA exemption, existing CBD businesses in the U.K. market must satisfy two criteria:

1. their ingestible products must have been included in a Novel Foods dossier submitted to the FSA prior to March 31, 2021; and each product included in the dossier must have been on sale in the U.K. prior to February 13, 2020; and

2. To ensure its compliance with the FSA's Novel Foods regime a CBD company can engage its supplier to make a dossier submission to the FSA. Under the FSA regime, there is no requirement for the company to make its own submission. It is acceptable for the company's products to be named in it's supplier's dossier submission. This was confirmed by the FSA in March 2021 in their website update which stated that authorisation applied to products and were not specific to applicants:

"The authorisation itself is not specific to the applicant and the final product may be branded in different ways." (https://www.food.gov.uk/business-guidance/cannabidiol-cbd)

The FSA is due to publish a public register of Novel Food compliant CBD products. It is only products listed on this register which will then be lawfully sold in the U.K. Products which do not appear on the list may not lawfully be sold in the U.K. and outlets which do so risk enforcement action by their local authority:

"Local authorities are responsible for enforcing the legislation but we have asked that they take account of the products on the list as suppliers of such products have shown an interest in moving towards compliance. We expect companies which have not applied for authorisation or those rejected from the process to withdraw their products from the market voluntarily. If this does not happen, local authorities can use the list to inform their enforcement decisions."

The list of FSA Novel Food compliant CBD products is expected to be published by the end of 2021.

The FSA's guidance makes it clear that the FSA does not consider non-ingestible CBD products, such as cosmetics and vapes, as falling within the scope of the FSA's Novel Foods regime.

MHRA Guidelines

The Medicines and Healthcare Products Regulatory Agency in the U.K. ("MHRA") issued a statement entitled 'MHRA statement on products containing cannabidiol' on October 13, 2016 which advise that CBD wellness products are currently not regulated as a medicine and therefore no medical claims can be made about CBD products sold in the wellness supplements market in the U.K. There is very little guidance around what might be considered a 'medical claim' for these purposes but the U.K.'s Advertising Standards Agency ("ASA") provided guidance on its website entitled 'cannabidiol containing products' on July 28, 2021, of what it might consider to be a medical claim:

"If the product is not a licensed medicine, marketers should not make any medicinal claims in their ads. The ASA and Committees of Advertising Practice considers that claims that a product can "cure", "restore ", "prevent", "avoid", "fight" or "heal" are likely to be considered as medicinal and advertisers of non-licensed CBD containing products should avoid making reference to them."

Although the ASA has no rights of enforcement, its guidance on specific claims for food supplements continues to be useful. Advertising that proclaims the relaxation and tranquillity attributes of the advertised products will not be considered to make a medical claim. However any advertising or marketing which refers to recognised medical conditions such as anxiety, insomnia or post-traumatic stress disorder will be deemed to be of a medical nature.

The MHRA has enforcement rights and has been known to issue 'cease and desist' type notices to any business making what they deem to be medical claims relating to CBD products.

U.K. regulations applicable to cosmetic products

Products containing CBD in the U.K. which fall within the general description of a 'cosmetic' product - such as shampoos and lip balms. Article 2 of the U.K. Cosmetics Regulation (U.K.CR - Schedule 34 of the product Safety and Metrology Statutory Instrument) and European Union Cosmetics Regulation (Regulation (EC) No. 1223/2009) incorporates the following definition of a cosmetic product:

"A "cosmetic product" shall mean any substance or mixture intended to be placed in contact with the various external parts of the human body (epidermis, hair system, nails, lips and external genital organs) or with the teeth and mucous membranes of the oral cavity with a view exclusively or mainly to cleaning them, perfuming them, changing their appearance and/or correcting body odours and/or protecting them or keeping them in good condition."

It is lawful to sell cosmetics containing CBD in the U.K., provided that certain regulatory requirements are met.

Previously, when the U.K. was a member of the European Union, cosmetic products had to be registered on the European Commission Cosmetics Product Notification Portal.

Following the U.K.'s exit from the European Union at the end of January 2020, in accordance with Article 13 of The Product Safety and Metrology etc. (Amendment to Extent and Meaning of Market) (European Union Exit) Regulations 2020, cosmetic products are required to be registered with the U.K.'s 'Submit Cosmetic Product Notifications Service' ("SCPNS") prior to March 31, 2021.

Pursuant to The Product Safety and Metrology etc. (Amendment to Extent and Meaning of Market) (European Union Exit) Regulations 2020 ("Product Safety Regs"), the cosmetic product can either be registered with the SCPNS by the manufacturer, the importer or retailer, but the product itself and not the name of the brand must be registered. This provides traceability compliance for all cosmetic products sold in the U.K..

It is a legal requirement to nominate a Responsible Person whose obligation it is to ensure that cosmetic products sold in the U.K. are safe for use and compliant with Schedule 34 of the Product Safety Regs.

Medicinal Cannabis Activities in the U.K.

The MDR 2001 provides a legal framework for access to controlled drugs for legitimate purposes in the U.K. As referred to in paragraph 5(a) of this Part II cannabis is classed as a Class B 'controlled drug' under Schedule 2 of MDR 2001 and may, provided that it satisfies certain conditions, be sold legally in or into the U.K. with a licence issued by the Home Office.

The regulation of medicines in the U.K. is undertaken by the MHRA in accordance with the Human Medicines Regulations 2012 ("HMR").

In accordance with the HMR licensed medicinal products placed on the market in the U.K. must be subject to marketing authorisation (product licencing). Marketing authorisation means that the product is a licenced medicine, as approved by the MHRA. A product will only achieve marketing authorisation after undergoing stringent pre-clinical research and clinical trials to ensure that such products satisfy criteria for safety, quality and efficacy.

Regulation 167 of the HMR provides an exemption from the prohibition on the sale or supply of medicinal products without marketing authorisation. Exempt products are required to meet the following specific conditions as well as meet the requirements specified in Regulation 167(2) to (8) of the HMR:

  the medical product must be supplied in response to an unsolicited order;

  the medical product must be manufactured and assembled in accordance with the specification of a person who is a doctor, dentist, nurse independent prescriber, pharmacist independent prescriber or supplementary prescriber; and

  the medical product must be intended for use by a patient for whose treatment that person is directly responsible in order to fulfil the special needs of that patient.

As an unlicensed cannabis-based product for medicinal use ("CBPM") may only be prescribed to meet the "special needs" of an individual patient, an unlicensed CBPM should not be prescribed in circumstances where a licenced medical product is capable of meeting the needs of the patient.

The prescription of an unlicensed CBPM can only be lawfully prescribed by a specialist doctor under Regulation 16A of MDR 2001. A "specialist doctor" means a doctor included in the register of specialist doctors maintained by the General Medical Council Specialist Register in accordance with section 34D Medical Act 1983. The General Medical Council guidance states that a specialist doctor should only make a decision to prescribe within their own area of practice and training and the decision to prescribe should be taken by a multidisciplinary team.

A Home Office licence is also required to import or export controlled drugs to and from the U.K. The Corporation does not currently have a Home Office licence. As the Corporation is selling CBD products as food supplements, not as a product with medicinal benefits, a Home Office licence is not required. In addition, as the Corporation's main CBD oils, capsules, creams and gummies do not contain THC, their products would not fall under the category of being a "controlled drug" and therefore no Home Office licence is required.

If necessary, the Corporation will be able to sell the unlicensed medicinal cannabis products in accordance with the Regulation 167 exemption provided that the parties undertaking the manufacture, distribution, importation and production of those unlicensed medicinal cannabis products hold all relevant authorisations and consents. In particular, the unlicensed medicinal cannabis products must be manufactured in accordance with European Union Good Manufacturing Practices standards and must be clearly packaged and labelled to confirm that such products are unlicensed and no marketing authorisation has been granted.

The range of uses for unlicensed medicinal cannabis products in the U.K. is therefore relatively narrow in scope.

CONSOLIDATED CAPITALIZATION

There have been no material changes in the consolidated capitalization of the Corporation since the date of the Interim Financial Statements, which have not been disclosed in this Prospectus Supplement, the Base Shelf Prospectus, or the documents incorporated by reference. On May 13, 2021, the Corporation completed the Consolidation.

The following table sets forth our consolidated capitalization as at the date of our most recently completed financial period, being July 31, 2021, and updated to show changes to our capitalization as at December 2, 2021. All numbers have been adjusted to be shown on a post-Consolidation basis with the exception of warrants issued prior to the Consolidation.

	Authorized	As at July 31, 2021	As at December 2, 2021
Shareholder Equity
Common Shares	Unlimited	51,211,181	59,371,094
Warrants(1)	Unlimited	103,131,497	103,285,833
Options	10% of Issued and Outstanding Common Shares(2)	1,744,507	1,943,801
RSUs	10% of Issued and Outstanding Common Shares(2)	101,667	149,643
Debt
Unsecured Convertible Debentures(3)	--	$2,000,000	$2,000,000
Convertible Debentures (Secured)(3)	--	$12,152,501	$9,996,146
Loan Agreements	--	$17,040,000	$19,151,437

Notes:

(1) Warrants issued prior to the Consolidation are exercisable, on a basis of 15 warrants for 1 Common Share, with the exception of warrants issued through the acquisition of META, which were exercisable on a basis of 18.2 warrants for 1 Common Share.

(2) Pursuant to the restricted share unit award plan of the Corporation (the "RSU Plan"), the maximum number of Common Shares that may be issued pursuant to the RSU Plan may not exceed in the aggregate, and together with all of the Corporation's other security-based compensation arrangements and including the stock option plan of the Corporation, 10% of the issued and outstanding Common Shares.

(3) Subsequent to July 31, 2021, and as of the date of this Prospectus Supplement, $1,800,000 of convertible debentures (secured) were converted into 545,454 Common Shares. Additionally, the Corporation made payment of $356,355 of convertible debentures (secured) principal amounts.

USE OF PROCEEDS

Net Proceeds

The net proceeds from the Offering are not determinable in light of the nature of the distribution. The net proceeds of any given distribution of Common Shares through the Agents in an "at-the-market distribution" will represent the gross proceeds after deducting the applicable compensation payable to the Agents under the Distribution Agreement and the expenses of the distribution. See "Plan of Distribution".

We intend to use the net proceeds from the Offering, if any, for general corporate purposes, working capital needs, funding future acquisitions and capital expenditures, including the repayment of indebtedness. The Management will have broad discretion concerning the use of the net proceeds of the Offering. See "Risk Factors". The Corporation generated negative cash flow in its most recently completed fiscal year. The Corporation cannot guarantee that it will attain or maintain positive cash flow status into the future. To the extent that the Corporation has negative cash flow in any future period, certain of the proceeds from the Offering, if any, may be used to fund such negative cash flow from operating activities in these periods. See "Risk Factors".

DESCRIPTION OF COMMON SHARES

Common Shares

The Corporation is authorized to issue an unlimited number of Common Shares without par value. Each Common Share carries the right to attend and vote at all general meetings of shareholders. As at December 3, 2021, 59,371,094 Common Shares were issued and outstanding.

Holders of Common Shares are entitled to receive notice of any meetings of shareholders of the Corporation and to attend and cast one vote per Common Share at all such meetings. Holders of Common Shares are entitled to receive dividends if, as and when declared by the Board at its discretion from funds legally available for the payment of dividends. Upon the liquidation, dissolution or winding up of the Corporation, the holders of Common Shares are entitled to participate on a pro rata basis in any distribution of the remaining property or assets of the Corporation, subject to the rights, privileges, restrictions and conditions attaching to any other series or class of shares of the Corporation ranking senior in priority to, or on a pro rata basis with, the Common Shares. The Common Shares do not carry any pre-emptive rights, conversion or exchange rights, or redemption, retraction, repurchase rights, nor do they contain any sinking fund or purchase fund provisions. There are no provisions requiring a holder of Common Shares to contribute additional capital, and there are no restrictions on the issuance of additional Common Shares by the Corporation. For a summary of certain material attributes and characteristics of the Common Shares, see "Description of Securities - Common Shares" in the Base Shelf Prospectus.

PLAN OF DISTRIBUTION

We have entered into the Distribution Agreement with the Agents under which the Corporation may issue and sell from time to time Common Shares through the Agents having an aggregate sale price of up to $40,000,000 in each of the provinces and territories in Canada and the United States pursuant to placement notices delivered by the Corporation to the Agents from time to time in accordance with the terms of the Distribution Agreement. Sales of Common Shares, if any, will be made in transactions that are deemed to be "at-the-market distributions" as defined in NI 44-102, including sales made directly on the TSXV, Nasdaq or on any other existing Canadian or U.S. trading market for the Common Shares. Subject to the pricing parameters in a placement notice, the Common Shares will be distributed at the market prices prevailing at the time of the sale. As a result, prices may vary as between purchasers and during the period of distribution. We cannot predict the number of Common Shares that we may sell under the Distribution Agreement on the TSXV, Nasdaq or any other trading market for the Common Shares in Canada or the U.S., or if any Common Shares will be sold.

No minimum amount of funds must be raised under the Offering. This means that the Corporation could complete the Offering after raising only a small proportion of the Offering amount set out above, or none at all.

The Agents will offer the Common Shares subject to the terms and conditions of the Distribution Agreement from time to time as agreed upon by us and the Agents. We will designate the maximum amount of Common Shares to be sold pursuant to any single placement notice to the Agents. Subject to the terms and conditions of the Distribution Agreement, the Agents will use their commercially reasonable efforts to sell, on our behalf, all of the Common Shares requested to be sold by us. We may instruct the Agents not to sell Common Shares if the sales cannot be effected at or above the price designated by us in a particular placement notice. Under the Distribution Agreement, the Agents have no obligation to purchase as principal for their own account any Common Shares that we propose to sell pursuant to any placement notice delivered by us to the Agents.

Either the Corporation or Agents may suspend the Offering upon proper notice to the other party. The Corporation and Agents each have the right, by giving written notice as specified in the Distribution Agreement, to terminate the Distribution Agreement in each party's sole discretion at any time.

We will pay the Agents compensation of up to 2.00% for its services in acting as agents in connection with the sale of Common Shares pursuant to the terms of the Distribution Agreement. The remaining sales proceeds, after deducting any expenses payable by us and any transaction or filing fees imposed by any governmental, regulatory, or self-regulatory organization in connection with the sales, will equal the net proceeds to us from the sale of such Common Shares.

The Agents will provide written confirmation to us no later than the opening of the trading day immediately following the trading day on which the Agents have made sales of the Common Shares under the Distribution Agreement. Each confirmation will include the number of Common Shares sold on such day, the volume-weighted average price of the Common Shares sold on such day, and the net proceeds payable to us.

We will disclose the number and average price of the Common Shares sold under this Prospectus Supplement, as well as the gross proceeds, Commission and net proceeds from sales hereunder in our annual and interim financial statements and management's discussion and analysis filed on SEDAR for any quarters or years, as applicable, in which sales of Common Shares occur pursuant to this Prospectus Supplement.

Settlement for sales of Common Shares will occur, unless the parties agree otherwise on the second trading day on the applicable exchange following the date on which any sales were made in return for payment of the net proceeds to us. There is no arrangement for funds to be received in an escrow, trust or similar arrangement. Sales of Common Shares will be settled through the facilities of CDS or by such other means as the Corporation and Agents may agree upon.

In connection with the sales of Common Shares on our behalf, the Agents may be deemed to be an "underwriter" within the meaning of applicable securities legislation, and the compensation paid to the Agents may be deemed to be underwriting commissions or discounts. We have agreed in the Distribution Agreement to provide indemnification and contribution to the Agents against certain liabilities. In addition, we have agreed to pay the reasonable expenses of the Agents in connection with the Offering, pursuant to the terms of the Distribution Agreement. The Agents and their affiliates will not engage in any transactions to stabilize or maintain the price of the Common Shares in connection with any offer or sales of Common Shares pursuant to the Distribution Agreement, and neither the Agents nor any of their affiliates involved in the distribution and no person or company acting jointly or in concert with the Agents has over-allotted, or will over-allot Common Shares in connection with the distribution or effected, or will effect, any other transactions that are intended to stabilize or maintain the market price of the Common Shares.

The total expenses related to the commencement of the Offering payable by us, excluding the Commission payable to the Agents under the Distribution Agreement, are estimated to be approximately $450,000.

Pursuant to the Distribution Agreement, the Offering will terminate upon the earlier of (i) the issuance and sale of all of the Common Shares subject to the Distribution Agreement, and (ii) the termination of the Distribution Agreement as permitted therein.

The Agents and their affiliates may in the future provide various investment banking, commercial banking and other financial services for us and our affiliates, for which services they may in the future receive customary fees.

The Corporation has applied to list the Offered Shares on the TSXV and Nasdaq. Listing will be subject to the Corporation fulfilling all of the requirements of each of the exchanges.

TRADING PRICE AND VOLUME

The Common Shares were listed on the TSXV effective November 19, 2020, and as of the date hereof, continue to be listed on the TSXV under the trading symbol "HITI". Prior to November 19, 2020, the Common Shares were listed on the Canadian Securities Commission (the "CSE") under the trading symbol "HITI", from December 17, 2018 to November 18, 2020. The Common Shares are currently also listed and posted for trading on the FSE, under the symbol "2LYA", and on the Nasdaq, under the symbol "HITI". Effective May 13, 2021, the Corporation's FSE Symbol was updated in connection with the Consolidation from "2LY" to "2LYA". Effective November 19, 2020, the Trading Warrants and Unsecured Convertible Debentures began trading on the TSXV under the symbols "HITI.WT" and "HITI.DB", respectively. Effective February 25, 2021, the February 2021 Warrants issued pursuant to the February Bought Deal Offering began trading on the TSXV under the symbol "HITI.WR".

The following tables sets forth information relating to the trading of the Common Shares on the TSXV, NASDAQ and CSE for the months indicated:

TSXV

Month	High	Low	Trading Volume
December 2021(1)	$7.94	$7.34	145,483
November 2021	$10.00	$6.71	3,204,394
October 2021	$7.97	$6.55	1,206,740
September 2021	$9.85	$7.66	1,323,279
August 2021	$9.40	$7.54	1,612,651
July 2021	$9.75	$7.29	2,292,799
June 2021	$11.95	$8.58	4,093,042
May 2021	$11.81	$8.32	5,012,756
April 2021	$13.80	$8.70	3,094,520
March 2021	$14.25	$9.45	5,619,969
February 2021	$16.95	$6.60	13,966,154
January 2021	$10.35	$3.75	5,933,263
December 2020	$4.275	$2.475	2,693,464
November 2020(2)	$3.15	$2.625	551,449

Notes:

(1) From December 1, 2021 to December 2, 2021.

(2) From November 19, 2020 to November 30, 2020.

(3) All trading prices and volumes in this table are provided on a post-Consolidation basis.

NASDAQ

Month	High	Low	Trading Volume
December 2021(1)	USD$6.26	USD$5.71	476,241
November 2021	USD$7.98	USD$5.422	7,082,587
October 2021	USD$6.23	USD$5.2924	4,537,031
September 2021	USD$7.799	USD$6.25	4,584,181
August 2021	USD$7.46	USD$7.29	4,049,188
July 2021	USD$8.00	USD$6.56	6,152,175
June 2021(2)	USD$9.95	USD$8.00	10,176,592

Notes:

(1) From December 1, 2021 to December 2, 2021.

(2) From June 2, 2021 to June 30, 2021.

(3) All trading prices and volumes in this table are provided on a post-Consolidation basis.

CSE

Month	High	Low	Trading Volume
November 2020(1)	$0.19	$0.16	9,200,442
October 2020	$0.175	$0.15	10,115,225
September 2020	$0.20	$0.16	14,279,967
August 2020	$0.215	$0.145	14,368,381
July 2020	$0.165	$0.14	6,641,701
June 2020	$0.22	$0.15	12,334,915
May 2020	$0.20	$0.135	6,971,101
April 2020	$0.165	$0.09	4,734,470
March, 2020	$0.185	$0.085	8,144,538
February, 2020	$0.22	$0.14	4,049,504
January, 2020	$0.26	$0.15	11,415,790
December, 2019	$0.23	$0.16	7,211,534
November, 2019	$0.285	$0.18	4,123,640

Notes:

(1) From November 1, 2020 to November 18, 2020.

(2) All trading prices and volumes in this table are provided on a pre-Consolidation basis.

Unsecured Convertible Debentures

As of the date here, the Unsecured Convertible Debentures have not traded on the TSXV. As of close of business on September 16, 2021, the Unsecured Convertible Debentures were delisted from the TSXV as none remained outstanding.

Warrants

The following table sets forth, for the periods indicated, the reported high and low daily trading prices and the aggregate volume of trading of the HITI.WT on the TSXV:

Month	High	Low	Trading Volume
December 2021(1)	$0.20	$0.18	181,055
November 2021	$0.295	$0.18	2,132,166
October 2021	$0.285	$0.11	1,270,050
September 2021	$0.32	$0.20	968,821
August 2021	$0.335	$0.245	938,347
July 2021	$0.36	$0.22	1,872,024
June 2021	$0.45	$0.30	1,672,675
May 2021	$0.43	$0.29	3,192,499
April 2021	$0.50	$0.29	4,101,810
March 2021	$0.53	$0.30	8,532,803
February 2021	$0.63	$0.245	19,846,078
January 2021	$0.375	$0.06	27,715,206
December 2020	$0.085	$0.035	10,131,765
November 2020(2)	$0.125	$0.40	212,500

Notes:

(1) From December 1, 2021 to December 2, 2021.

(2) From November 19, 2020 to November 30, 2020.

(3) All trading prices and volumes in this table are provided on a post-Consolidation basis.

The following table sets forth, for the periods indicated, the reported high and low daily trading prices and the aggregate volume of trading of the HITI.WR on the TSXV:

Month	High	Low	Trading Volume
December 2021(1)	$0.17	$0.17	3,000
November 2021	$0.205	$0.14	489,665
October 2021	$0.185	$0.08	1,343,325
September 2021	$0.27	$0.17	580,285
August 2021	$0.25	$0.13	1,109,105
July 2021	$0.32	$0.15	829,484
June 2021	$0.40	$0.27	762,657
May 2021	$0.375	$0.21	1,627,740
April 2021	$$0.42	$0.275	479,875
March 2021	$$0.42	$0.23	3,620,126
February 2021(2)	$0.30	$0.20	2,481,680

Notes:

(1) From December 1, 2021 to December 2, 2021.

(2) From February 25, 2021 to February 28, 2021.

(3) All trading prices and volumes in this table are provided on a post-Consolidation basis.

PRIOR SALES

The following table sets forth the date, number and prices at which the Corporation has issued Common Shares, and securities that are convertible into Common Shares in the 12-month period prior to the date hereof:

Common Shares

Date Issued	Number	Exercise Price (per Common Share)
December 4, 2020	1,124,999	$0.188
December 16, 2020	2,272,727	$0.22
December 30, 2020	2,272,727	$0.22
January 5, 2021	2,272,727	$0.22
January 5, 2021	800,000	$0.30
January 7, 2021	2,272,727	$0.22
January 25, 2021	824	$0.35
January 26, 2021	62,500	$0.20
January 27, 2021	800,000	$0.30
January 27, 2021	11,764,705	$0.17
January 27, 2021	10,227,272	$0.22
January 27, 2021	456,349	$0.25
January 29, 2021	4,545,454	$0.22
February 2, 2021	50,000	$0.20
February 3, 2021	1,136,363	$0.22
February 3, 2021	588,235	$0.17
February 4, 2021	13,636,363	$0.22
February 5, 2021	7,936,507	$0.25
February 5, 2021	250,000	$0.20
February 5, 2021	1,000,000	$0.50
February 8, 2021	3,529,411	$0.17
February 8, 2021	48,863,635	$0.22
February 8, 2021	200,000	$0.75
February 8, 2021	2,272,727	$0.22
February 8, 2021	275,000	$0.20
February 8, 2021	37,500	$0.20
February 8, 2021	618,000	$0.30
February 9, 2021	82,400	$0.35
February 10, 2021	1,079,997	$0.75
February 11, 2021	100,000	$0.50
February 11, 2021	275,000	$0.20
February 11, 2021	25,000	$0.20
February 11, 2021	1,924,452	$0.35
February 12, 2021	18,993	$0.35
February 16, 2021	588,235	$0.17
February 16, 2021	101,352	$0.35
February 18, 2021	4,545,454	$0.22
February 19, 2021	1,333,333	$0.85
February 19, 2021	588,235	$0.17
February 19, 2021	2,272,727	$0.22
February 19, 2021	625,000	$0.40
February 22, 2021	47,916,665	$0.48
February 23, 2021	9,090,909	$0.22

February 23, 2021	250,000	$0.50
February 23, 2021	2,112,944	$0.30
March 4, 2021	588,235	$0.17
March 4, 2021	1,333,333	$0.75
March 5, 2021	82,400	$0.35
March 9, 2021	294,117	$0.17
March 11, 2021	294,117	$0.17
March 15, 2021	294,117	$0.17
March 16, 2021	2,228,548	$0.35
March 17, 2021	294,117	$0.17
March 19, 2021	1,000,000	$0.50
March 19, 2021	1,000,000	$0.30
March 22, 2021	294,117	$0.17
March 22, 2021	800,000	$0.30
March 23, 2021	280,160	$0.30
March 23, 2021	275,000	$0.20
March 23, 2021	844,655	$0.88
March 24, 2021	294,117	$0.17
March 24, 2021	9,540,754	$0.79
March 26, 2021	14,420	$0.35
March 31, 2021	4,976,471	$0.22
April 1, 2021	20,600	$0.35
April 8, 2021	1,333,333	$0.75
April 8, 2021	7,936,507	$0.252
April 8, 2021	1,136,362	$0.220
April 9, 2021	15,421	$0.35
April 9, 2021	7,936,507	$0.50
April 13, 2021	1,110,833	$0.48
April 16, 2021	454,545	$0.22
May 10, 2021	15,608,731	$0.79
May 13, 2021	275,000	$2.55
May 7, 2021	2,167	$3.00
May 7, 2021	1,999	$3.00
May 20, 2021	2,500	$3.00
May 25, 2021	2,415,000	$9.60
May 26, 2021	4,121	$5.28
May 26, 2021	2,500	$9.31
June 7, 2021	775,980	$2.55
June 11, 2021	74,055	$7.20
June 11, 2021	37,028	$8.70
June 23, 2021	698	$5.28
June 28, 2021	5,493	$10.01
July 6, 2021	839,820	$9.92
July 7, 2021	500,000	$3.83
July 7, 2021	2,500	$3.00
July 16, 2021	150,000	$3.83
July 20, 2021	16,666	$3.00
July 23, 2021	50,000	$3.83
August 5, 2021	90,909	$3.30
August 6, 2021	254,518	$7.87
August 12, 2021	612,087	$7.88
August 16, 2021	75,000	$7.50

August 19, 2021	16,666	$3.00
August 25, 2021	151,515	$3.30
August 27, 2021	25,000	$3.00
August 28, 2021	200,002	$3.83
September 7, 2021	50,000	$3.00
September 20, 2021	16,667	$3.00
September 30, 2021	200,236	$3.83
October 15, 2021	303,030	$3.30
October 12, 2021	16,666	$3.00
October 18, 2021	1,136,551	$7.29
November 5, 2021	100,000	$3.83
November 8, 2021	17,500	$8.19
November 9, 2021	100,000	$3.83
November 9, 2021	100,000	$3.83
November 10, 2021	100,000	$3.83
November 12, 2021	100,000	$3.83
November 18, 2021	30,423	$7.50
November 19, 2021	16,667	$7.50
November 29, 2021	4,429,809	$7.99

Note:

(1) All figures dated before May 13, 2021 are reported on a pre-Consolidation basis and all figures dated after May 13, 2021 are reported on a post-Consolidation basis.

Options

Date Issued	Number	Number of Common Shares Issuable Upon Exercise	Exercise Price (per Common Share)
December 8, 2020	2,750,000	2,750,000	$0.20
January 4, 2021	1,000,000	1,000,000	$0.255
March 12, 2021	5,000,000	5,000,000	$0.78
March 15, 2021	600,000	600,000	$0.79
March 30, 2021	500,000	500,000	$0.85
May 10, 2021	950,000	950,000	$0.60
July 6, 2021	13,333	13,333	$9.39
July 29, 2021	35,000	35,000	$8.19
August 18, 2021	66,666	66,666	$9.14
August 25, 2021	10,000	10,000	$10.00
September 30, 2021	6,000	6,000	$7.94
October 12, 2021	25,000	25,000	$7.16
November 1, 2021	65,476	65,476	$6.72
November 4, 2021	100,000	100,000	$7.56
November 29, 2021	60,000	60,000	$8.02

Note:

(1) All figures dated before May 13, 2021 are reported on a pre-Consolidation basis and all figures dated after May 13, 2021 are reported on a post-Consolidation basis.

Warrants

Date Issued	Number	Number of Common Shares Issuable Upon Exercise	Exercise Price (per Common Share)
February 22, 2021	23,958,332	23,958,332	$0.58
February 22, 2021	1,306,862	1,306,862	$0.58
February 22, 2021	2,613,724	2,613,724	$0.48
May 25, 2021	18,112,500	1,207,500	$12.25
May 25, 2021	3,095,220	206,384	$12.25

Note:

(1) Warrants issued prior to May 13, 2021, are exercisable, on a basis of 15 warrants for 1 common share, with the exception of warrants issued through the acquisition of META, which were exercisable on a basis of 18.2 warrants for 1 common share.

Secured Convertible Debentures

Date Issued	Principal Amount	Number of Common Shares Issuable Upon Exercise	Conversion Price (per Security)
December 10, 2020	$1,250,000	378,788	$3.30

CERTAIN CANADIAN FEDERAL INCOME TAX CONSIDERATIONS

In the opinion of Garfinkle Biderman LLP, counsel to the Corporation, and Stikeman Elliott LLP, counsel to the Agents (collectively, "Counsel"), the following summary describes the principal Canadian federal income tax considerations generally applicable under the Tax Act to a holder who acquires, as beneficial owner, Offered Shares pursuant to this Offering and who, for purposes of the Tax Act and at all relevant times, (i) deals at arm's length with the Corporation and Agents, (ii) is not affiliated with, the Corporation or Agents, and (iii) holds such Offered Shares as capital property (a "Holder"). Generally, Offered Shares will be considered to be capital property to a Holder provided the Holder does not acquire or hold such Offered Shares in the course of carrying on a business or as part of an adventure or concern in the nature of trade.

This summary is based upon the facts set out in this Prospectus (including the documents incorporated by reference), the provisions of the Tax Act in force at the date hereof, and Counsel's understanding of the current published administrative policies and assessing practices of the Canada Revenue Agency (the "CRA") made available prior to the date hereof. There can be no assurance that the CRA will not change its administrative policies and assessing practices. This summary takes into account all specific proposals to amend the Tax Act publicly announced by or on behalf of the Minister of Finance (Canada) prior to the date hereof (the "Proposed Amendments"). This summary does not otherwise take into account or anticipate any changes in law or administrative policies and assessing practices, whether by legislative, governmental or judicial decision or action, and does not take into account any provincial, territorial or foreign tax legislation or considerations, which may differ significantly from those discussed herein. This summary assumes that the Proposed Amendments will be enacted as proposed but no assurances can be given that this will be the case.

This summary is not exhaustive of all possible Canadian federal income tax considerations applicable to an investment in Offered Shares. Moreover, the income and other tax consequences of acquiring, holding or disposing of Offered Shares will vary depending on the Holder's particular circumstances, including the province or territory or provinces or territories in which the Holder resides or carries on business. Accordingly, this summary is of a general nature only and is not intended to be, nor should it be construed to be, legal or tax advice to any prospective purchaser of Offered Shares. Consequently, Holders should consult their own tax advisors for advice with respect to the tax consequences to them of an investment in Offered Shares based on their particular circumstances.

Residents of Canada

The following summary is generally applicable to a Holder who, at all relevant times for purposes of the Tax Act is, or is deemed to be, resident in Canada (a "Resident Holder"). Resident Holders whose Offered Shares do not otherwise qualify as capital property may, in certain circumstances, be entitled to make an irrevocable election in accordance with subsection 39(4) of the Tax Act to have their Offered Shares and every other "Canadian security" (as defined in the Tax Act) owned by such holder in the taxation year of the election and in all subsequent taxation years deemed to be capital property. Resident Holders are advised to consult their own tax advisors to determine whether such an election is available and desirable in their particular circumstances.

This summary is not applicable to a Resident Holder: (i) that is a "financial institution" for the purposes of the "mark-to-market" rules contained in the Tax Act; (ii) that is a "specified financial institution"; as defined in the Tax Act (iii) an interest in which would be a "tax shelter investment" as defined in the Tax Act; (iv) that has elected to report its Canadian tax results in a currency other than the Canadian currency pursuant to the "functional currency" reporting rules, in the Tax Act; or (v) that has entered into, or enters into a "derivative forward agreement" as defined in the Tax Act in respect of Offered Shares. Such Resident Holders should consult their own tax advisors with respect to an investment in Offered Shares.

Dividends

Dividends received or deemed to be received on Offered Shares by a Resident Holder who is an individual (other than certain trusts) will be included in computing the individual's income for tax purposes and will be subject to the gross-up and dividend tax credit rules normally applicable to dividends received from "taxable Canadian corporations" (as defined in the Tax Act), including the enhanced gross-up and dividend tax credit in respect of dividends designated by the Corporation as "eligible dividends".  There may be limitations on the Corporation's ability to designate dividends as "eligible dividends".

A Resident Holder that is a corporation will include dividends received or deemed to be received on Offered Shares in computing its income for tax purposes and generally will be entitled to deduct the amount of such dividends in computing its taxable income. In certain circumstances, subsection 55(2) of the Tax Act will treat a taxable dividend received or deemed to be received by a Resident Holder that is a corporation as proceeds of disposition or a capital gain. Resident Holders that are corporations should consult their own tax advisors having regard to their own circumstances.

A Resident Holder that is a "private corporation" or a "subject corporation" (as such terms are defined in the Tax Act), may be liable under Part IV of the Tax Act to pay a refundable tax on dividends received or deemed to be received on the Offered Shares to the extent that such dividends are deductible in computing the corporation's taxable income.

Taxable dividends received by a Resident Holder who is an individual (including certain trusts) may give rise to a liability for alternative minimum tax as calculated under the detailed rules set out in the Tax Act. Resident Holders who are individuals should consult their own advisors in this regard.

Dispositions of Common Shares

A disposition or deemed disposition of a Offered Share by a Resident Holder will generally result in the Resident Holder realizing a capital gain (or capital loss) equal to the amount by which the proceeds of disposition of the Offered Share, net of any reasonable costs of disposition, exceed (or are exceeded by) the Resident Holder's adjusted cost base of the Offered Share. Such capital gain (or capital loss) will be subject to the tax treatment described below under "Residents of Canada - Taxation of Capital Gains and Capital Losses". The adjusted cost base to the Resident Holder of an Offered Share will, at any particular time, be determined in accordance with certain rules in the Tax Act by averaging the cost of such share with the adjusted cost base of all other Common Shares owned by the Resident Holder as capital property at that time, if any.

Taxation of Capital Gains and Capital Losses

Generally, one-half of any capital gain, or a taxable capital gain, realized by a Resident Holder in a taxation year must be included in computing the Resident Holder's income for the year, and one-half of any capital loss, or an allowable capital loss, realized by a Resident Holder in a taxation year must be deducted from taxable capital gains realized by the Resident Holder in that year. Allowable capital losses for a taxation year in excess of taxable capital gains realized in a taxation year generally may be carried back and deducted in any of the three preceding taxation years or carried forward and deducted in any subsequent taxation year against net taxable capital gains realized in such years, to the extent and under the circumstances described in the Tax Act.

The amount of any capital loss realized by a Resident Holder that is a corporation on the disposition of an Offered Share may be reduced by the amount of certain dividends received or deemed to have been received on such Offered Share (or on a share for which such Offered Share has been substituted) to the extent and under the circumstances described in the Tax Act. Analogous rules apply where a corporation is a member of a partnership or a beneficiary of a trust that owns Offered Shares, directly or indirectly, through a partnership or trust. Resident Holders should consult their own tax advisors for specific advice regarding the application of the relevant "stop-loss" provisions in the Tax Act.

Capital gains realized by a Resident Holder who is an individual (including certain trusts) may give rise to liability for alternative minimum tax as calculated under the detailed rules set out in the Tax Act. A Resident Holder that is a "Canadian-controlled private corporation" (as defined in the Tax Act) may be liable to pay an additional refundable tax on certain investment income, including amounts in respect of net taxable capital gains.

Non-Residents of Canada

The following summary is generally applicable to a Holder who, at all relevant times for purposes of the Tax Act and any applicable tax treaty or convention (a) is not, and is not deemed to be, resident in Canada, and (b) does not use or hold, and is not deemed to use or hold, Offered Shares in the course of carrying on a business in Canada (a "Non-Resident Holder"). Special rules which are not discussed in this summary may apply to a Non-Resident Holder that is an insurer which carries on an insurance business in Canada and elsewhere or that is an "authorized foreign bank" (as that term is defined in the Tax Act).

Dividends

Dividends paid or credited (or deemed to be paid or credited) on Offered Shares to a Non-Resident Holder are generally subject to Canadian withholding tax. Under the Tax Act, the rate of withholding tax is 25% of the gross amount of such dividends, which rate may be subject to reduction under the provisions of an applicable tax treaty or convention. A Non-Resident Holder who is resident in the U.S. for the purposes of the Canada-United States Tax Convention (1980) and who is fully entitled to the benefits of such convention will generally be subject to Canadian withholding tax at a rate of 15% of the amount of such dividends.

Dispositions of Common Shares

A Non-Resident Holder generally will not be subject to tax under the Tax Act in respect of a disposition or deemed disposition of an Offered Share, unless the Offered Share constitutes "taxable Canadian property" (as defined in the Tax Act) of the Non-Resident Holder at the time of disposition and the Non-Resident Holder is not entitled to relief under an applicable income tax treaty or convention. Generally, Offered Shares will not be taxable Canadian property to a Non-Resident Holder at a particular time provided that such Offered Shares are listed on a "designated stock exchange" (as defined in the Tax Act, which currently includes Tiers 1 and 2 of the TSXV, Nasdaq and the FSE) at that time, unless at any time during the 60-month period that ends at that time, the following two conditions are met concurrently: (i) one or any combination of (a) the Non-Resident Holder, (b) persons with whom the Non-Resident Holder does not deal at arm's length and (c) partnerships in which the Non-Resident Holder or a person described in (b) holds a membership interest (directly or indirectly through one or more partnerships), own 25% or more of issued shares of any class or series of the Corporation, and (ii) more than 50% of the fair market value of the Offered Shares was derived directly or indirectly from any combination of: (a) real or immovable property situated in Canada, (b) "timber resource property" (within the meaning of the Tax Act), (c) "Canadian resource property" (within the meaning of the Tax Act) or (d) options in respect of, or interests in, or for civil law rights in, any of the foregoing, whether or not the property exists. Notwithstanding the foregoing, in certain circumstances set out in the Tax Act, an Offered Share may be deemed to be taxable Canadian property.

If an Offered Share is considered to be taxable Canadian property of a Non-Resident Holder, the tax consequences of realizing a capital gain on the disposition of the Offered Share as described above under the heading "Residents of Canada - Taxation of Capital Gains and Capital Losses" generally will apply, subject to the Non-Resident Holder being entitled to relief under the provisions of an applicable income tax treaty or convention. A Non-Resident Holder contemplating a disposition of an Offered Share that may constitute taxable Canadian property should consult a tax advisor.

CERTAIN MATERIAL U.S. FEDERAL INCOME TAX CONSIDERATIONS

The following is a general summary of certain material U.S. federal income tax considerations applicable to a U.S. Holder (as defined below) arising from the acquisition, ownership and disposition of the Common Shares purchased pursuant to the Offering. This summary is for general information purposes only and does not purport to be a complete analysis or listing of all potential U.S. federal income tax considerations that may apply to a U.S. Holder as a result of the acquisition, ownership and disposition of the Common Shares. In addition, this summary does not take into account the individual facts and circumstances of any particular U.S. Holder that may affect the U.S. federal income tax consequences to such U.S. Holder, including specific tax consequences to a U.S. Holder under an applicable tax treaty. Accordingly, this summary is not intended to be, and should not be construed as, legal or U.S. federal income tax advice with respect to any particular U.S. Holder. In addition, this summary does not address the U.S. federal alternative minimum, U.S. federal estate and gift, U.S. federal net investment income, U.S. state and local, or non-U.S. tax consequences of the acquisition, ownership and disposition of the Common Shares. Except as specifically set forth below, this summary does not discuss applicable tax reporting requirements. Each prospective U.S. Holder should consult its own tax advisor regarding all U.S. federal, U.S. state and local and non-U.S. tax consequences of the acquisition, ownership and disposition of Common Shares.

No opinion from U.S. legal counsel or ruling from the Internal Revenue Service (the "IRS") has been requested, or will be obtained, regarding the U.S. federal income tax consequences of the acquisition, ownership and disposition of the Common Shares. This summary is not binding on the IRS, and the IRS is not precluded from taking a position that is different from, and contrary to, any position taken in this summary. In addition, because the authorities upon which this summary is based are subject to various interpretations, the IRS and the U.S. courts could disagree with one or more of the positions taken in this summary.

Scope of This Disclosure

Authorities

This summary is based on the Internal Revenue Code of 1986, as amended (the "Code"), Treasury Regulations (whether final, temporary, or proposed), published rulings of the IRS, published administrative positions of the IRS, the Convention Between Canada and the United States of America with Respect to Taxes on Income and on Capital, signed September 26, 1980, as amended (the "Canada-U.S. Tax Convention"), and U.S. court decisions that are applicable and, in each case, as in effect and available, as of the date hereof. Any of the authorities on which this summary is based could be changed in a material and adverse manner at any time, and any such change could be applied on a retroactive or prospective basis which could affect the U.S. federal income tax considerations described in this summary. This summary does not discuss the potential effects, whether adverse or beneficial, of any proposed legislation that, if enacted, could be applied on a retroactive or prospective basis.

U.S. Holders

For purposes of this summary, the term "U.S. Holder" means a beneficial owner of the Common Shares purchased pursuant to the Offering that is for U.S. federal income tax purposes:

  an individual who is a citizen or resident of the U.S.;
  a corporation (or other entity taxable as a corporation for U.S. federal income tax purposes) created or organized in or under the laws of the U.S., any state thereof or the District of Columbia;
  an estate the income of which is subject to U.S. federal income taxation regardless of its source; or
  a trust that (a) is subject to the primary supervision of a court within the U.S. and the control of one or more U.S. persons for all substantial decisions or (b) has a valid election in effect under applicable Treasury Regulations to be treated as a U.S. person.

U.S. Holders Subject to Special U.S. Federal Income Tax Rules Not Addressed

This summary does not address the U.S. federal income tax considerations of the acquisition, ownership and disposition of the Common Shares by U.S. Holders that are subject to special provisions under the Code, including, but not limited to, the following: (a) tax-exempt organizations, qualified retirement plans, individual retirement accounts, or other tax-deferred accounts; (b) financial institutions, underwriters, insurance companies, real estate investment trusts, or regulated investment companies; (c) broker-dealers, dealers, or traders in securities or currencies that elect to apply a "mark-to-market" accounting method; (d) U.S. Holders that have a "functional currency" other than the U.S. dollar; (e) U.S. Holders that own the Common Shares as part of a straddle, hedging transaction, conversion transaction, constructive sale, or other integrated transaction; (f) U.S. Holders that acquire the Common Shares in connection with the exercise of employee stock options or otherwise as compensation for services; (g) U.S. Holders that hold the Common Shares other than as a capital asset within the meaning of Section 1221 of the Code (generally, property held for investment purposes); (h) U.S. Holders that are subject to special tax accounting rules; (i) U.S. Holders that are partnerships or other pass through entities; or (j) U.S. Holders that own directly, indirectly, or by attribution, 10% or more, by voting power or value, of the outstanding stock of the Corporation. This summary also does not address the U.S. federal income tax considerations applicable to U.S. Holders who are: (a) U.S. expatriates or former long-term residents of the U.S.; (b) persons that have been, are, or will be a resident or deemed to be a resident in Canada for purposes of the Income Tax Act (Canada); (c) persons that use or hold, will use or hold, or that are or will be deemed to use or hold the Common Shares in connection with carrying on a business in Canada; (d) persons whose the Common Shares constitute "taxable Canadian property" under the Income Tax Act (Canada); or (e) persons that have a permanent establishment in Canada for purposes of the Canada-U.S. Tax Convention. U.S. Holders that are subject to special provisions under the Code, including U.S. Holders described immediately above, should consult their own tax advisors regarding all U.S. federal, U.S. state and local, and non-U.S. tax consequences (including the potential application and operation of any income tax treaties) relating to the acquisition, ownership and disposition of the Common Shares.

If an entity or arrangement that is classified as a partnership (or other "pass-through" entity) for U.S. federal income tax purposes holds the Common Shares, the U.S. federal income tax consequences to such partnership and the partners (or other owners or participants) of such partnership of the acquisition, ownership and disposition of the Common Shares generally will depend on the activities of the partnership and the status of such partners (or other owners or participants). This summary does not address the U.S. federal income tax consequences for any such partner or partnership (or other "pass-through" entity or its owners or participants). Owners or participants of entities and arrangements that are classified as partnerships (or other "pass-through" entities) for U.S. federal income tax purposes should consult their own tax advisors regarding the U.S. federal income tax consequences of the acquisition, ownership and disposition of the Common Shares.

Distributions on the Common Shares

Subject to the Passive Foreign Investment Company ("PFIC") rules discussed below (see "Passive Foreign Investment Company Rules"), a U.S. Holder that receives a distribution, including a constructive distribution, with respect to the Common Shares (as defined above) will be required to include the amount of such distribution in gross income as a dividend (without reduction for any Canadian income tax withheld from such distribution) to the extent of the current or accumulated "earnings and profits" of the Corporation, as computed for U.S. federal income tax purposes. To the extent that a distribution exceeds the current and accumulated "earnings and profits" of the Corporation, such distribution will be treated first as a tax-free return of capital to the extent of a U.S. Holder's tax basis in the Common Shares and thereafter as gain from the sale or exchange of such Common Shares (see "Sale or Other Taxable Disposition of the Common Shares" below). However, the Corporation may not maintain calculations of earnings and profits in accordance with U.S. federal income tax principles, and each U.S. Holder should therefore assume that any distribution by the Corporation with respect to the Common Shares will constitute a dividend. Dividends received on the Common Shares generally will not be eligible for the "dividends received deduction" available to U.S. corporate shareholders receiving dividends from U.S. corporations. If the Corporation is eligible for the benefits of the Canada-U.S. Tax Convention or its shares are readily tradable on an established securities market in the U.S., dividends paid by the Corporation to non-corporate U.S. Holders generally will be eligible for the preferential tax rates applicable to long-term capital gains, provided certain holding period and other conditions are satisfied, including that the Corporation not be classified as a PFIC in the tax year of distribution or in the preceding tax year. The dividend rules are complex, and each U.S. Holder should consult its own tax advisor regarding the application of such rules.

Sale or Other Taxable Disposition of the Common Shares

Subject to the PFIC rules discussed below, upon the sale or other taxable disposition of the Common Shares, a U.S. Holder generally will recognize capital gain or loss in an amount equal to the difference between the amount of cash plus the fair market value of any property received and such U.S. Holder's tax basis in the Common Shares sold or otherwise disposed of. Any capital gain or loss realized on a sale or other taxable disposition of the Common Shares will be long-term capital gain or loss if, at the time of the sale or other taxable disposition, the Common Shares have been held for more than one year. Preferential tax rates apply to long- term capital gains of non-corporate U.S. Holders. There are currently no preferential tax rates for long-term capital gains of a U.S. Holder that is a corporation. Deductions for capital losses are subject to significant limitations under the Code. A U.S. Holder's tax basis in the Common Shares generally will be such U.S. Holder's U.S. dollar cost for such Common Shares.

Passive Foreign Investment Company Rules

If the Corporation were to constitute a PFIC for any year during a U.S. Holder's holding period, then certain potentially adverse rules would affect the U.S. federal income tax consequences to a U.S. Holder resulting from the acquisition, ownership and disposition of Common Shares. Based on its current business plans and financial expectations, and its financial performance for the first seven months of 2021, the Corporation expects that it should not be a PFIC for its current tax year (2021) and expects that it should not be a PFIC for the foreseeable future. No opinion of legal counsel or ruling from the IRS concerning the status of the Corporation as a PFIC has been obtained or is currently planned to be requested. However, PFIC classification is fundamentally factual in nature, generally cannot be determined until the close of the tax year in question and is determined annually. Additionally, the analysis depends, in part, on the application of complex U.S. federal income tax rules, which are subject to differing interpretations. Consequently, there can be no assurance that the Corporation has never been and will not become a PFIC for any tax year during which U.S. Holders hold Common Shares.

In any year in which the Corporation is classified as a PFIC, a U.S. Holder will be required to file an annual report with the IRS containing such information as Treasury Regulations and/or other IRS guidance may require. In addition to penalties, a failure to satisfy such reporting requirements may result in an extension of the time period during which the IRS can assess a tax. U.S. Holders should consult their own tax advisors regarding the requirements of filing such information returns under these rules, including the requirement to file an IRS Form 8621 annually.

The Corporation generally will be a PFIC if, after the application of certain "look-through" rules with respect to subsidiaries in which the Corporation holds at least a 25% interest by value, for a tax year, (a) 75% or more of the gross income of the Corporation for such tax year is passive income (the "income test") or (b) 50% or more of the value of the Corporation's assets either produce passive income or are held for the production of passive income (the "asset test"), based on the quarterly average of the fair market value of such assets. "Gross income" generally includes all sales revenues less the cost of goods sold, plus income from investments and from incidental or outside operations or sources, and "passive income" generally includes, for example, dividends, interest, certain rents and royalties, certain gains from the sale of stock and securities, and certain gains from commodities transactions.

If the Corporation were a PFIC in any tax year during which a U.S. Holder held Common Shares, such holder generally would be subject to special rules with respect to "excess distributions" made by the Corporation on the Common Shares and with respect to gain from the disposition of Common Shares. An "excess distribution" generally is defined as the excess of distributions with respect to the Common Shares received by a U.S Holder in any tax year over 125% of the average annual distributions such U.S. Holder has received from the Corporation during the shorter of the three preceding tax years, or such U.S. Holder's holding period for the Common Shares. Generally, a U.S. Holder would be required to allocate any excess distribution or gain from the disposition of the Common Shares ratably over its holding period for the Common Shares. Such amounts allocated to the year of the disposition or excess distribution would be taxed as ordinary income, and amounts allocated to prior tax years would be taxed as ordinary income at the highest tax rate in effect for each such year and an interest charge generally applicable to underpayments of tax would be imposed on the tax attributable to each such prior year.

If the Corporation were a PFIC for the taxable year in which a dividend is paid or in the preceding taxable year, the dividend would not be eligible for the preferential tax rates applicable to qualified dividends. Special rules also apply to foreign tax credits that a U.S. Holder may claim on a distribution from a PFIC.

If the Corporation is a PFIC for any taxable year during which a U.S. Holder holds the Common Shares, the Corporation will continue to be treated as a PFIC with respect to such U.S. Holder for any subsequent taxable year in which such U.S. Holder continues to hold the Common Shares, regardless of whether the Corporation ceases to be a PFIC in one or more subsequent taxable years. A U.S. Holder may terminate this deemed PFIC status by electing to recognize gain (which will be taxed under the special rules discussed above) as if such Common Shares were sold on the last day of the last taxable year for which the Corporation was a PFIC.

While there are U.S. federal income tax elections that can sometimes be made to mitigate the adverse tax consequences of PFIC status (including the "QEF Election" under Section 1295 of the Code (an election to include in income on a current basis a U.S. Holder's pro rata share of our income for the year, whether or not distributed) and the "Mark-to-Market Election" under Section 1296 of the Code (an election by a U.S. Holder to include as ordinary income each year the excess, if any, of the fair market value of its Common Shares at the end of its tax year over the adjusted basis in its Common Shares), such elections are available in limited circumstances and must be made in a timely manner.

Moreover, U.S. Holders should be aware that, for each tax year, if any, that the Corporation is a PFIC, the Corporation can provide no assurances that it will satisfy the record keeping requirements or make available to U.S. Holders the information such U.S. Holders require to make a QEF Election with respect to the Corporation or any subsidiary that is also classified as a PFIC.

Certain additional adverse rules may apply with respect to a U.S. Holder if the Corporation is a PFIC, regardless of whether the U.S. Holder makes a QEF Election. These rules include special rules that apply to the amount of foreign tax credit that a U.S. Holder may claim on a distribution from a PFIC. U.S. Holders should consult their own tax advisors regarding the potential application of the PFIC rules to the ownership and disposition of Common Shares, and the availability of certain U.S. tax elections under the PFIC rules.

Foreign Tax Credit

Subject to the PFIC rules discussed above, a U.S. Holder that pays (whether directly or through withholding) Canadian income tax in connection with the acquisition, ownership or disposition of the Common Shares may be entitled, at the election of such U.S. Holder, to receive either a deduction or a credit for such Canadian income tax paid. Generally, a credit will reduce a U.S. Holder's U.S. federal income tax liability on a dollar-for-dollar basis, whereas a deduction will reduce a U.S. Holder's income subject to U.S. federal income tax. This election is made on a year-by-year basis and applies to all creditable foreign taxes paid (whether directly or through withholding) by a U.S. Holder during a year. The foreign tax credit rules are complex and involve the application of rules that depend on a U.S. Holder's particular circumstances; in some circumstances the amount of foreign tax credit that can be claimed may be limited. Accordingly, each U.S. Holder should consult its own U.S. tax advisor regarding the foreign tax credit rules.

Receipt of Foreign Currency

The amount of any distribution or proceeds paid in Canadian dollars to a U.S. Holder in connection with the ownership of the Common Shares, or on the sale or other taxable disposition of the Common Shares, will be included in the gross income of a U.S. Holder as translated into U.S. dollars calculated by reference to the exchange rate prevailing on the date of actual or constructive receipt of the payment, regardless of whether the Canadian dollars are converted into U.S. dollars at that time. If the Canadian dollars received are not converted into U.S. dollars on the date of receipt, a U.S. Holder will have a basis in the Canadian dollars equal to their U.S. dollar value on the date of receipt. Any U.S. Holder who receives payment in Canadian dollars and engages in a subsequent conversion or other disposition of the Canadian dollars may have a foreign currency exchange gain or loss that would be treated as ordinary income or loss, and generally will be U.S. source income or loss for foreign tax credit purposes. Different rules apply to U.S. Holders who use the accrual method with respect to foreign currency. Each U.S. Holder should consult its own U.S. tax advisor regarding the U.S. federal income tax consequences of receiving, owning, and disposing of Canadian dollars.

Information Reporting; Backup Withholding

Under U.S. federal income tax law, certain categories of U.S. Holders must file information returns with respect to their investment in, or involvement in, a non-U.S. corporation. For example, U.S. return disclosure obligations (and related penalties) are imposed on individuals who are U.S. Holders that hold certain specified foreign financial assets in excess of certain threshold amounts.  The definition of "specified foreign financial assets" includes not only financial accounts maintained in non-U.S. financial institutions, but also, if held for investment and not in an account maintained by certain financial institutions, any stock or security issued by a non-U.S. person, any financial instrument or contract that has an issuer or counterparty other than a U.S. person and any interest in a non-U.S. entity.  A U.S. Holder may be subject to these reporting requirements unless such U.S. Holder's Common Shares are held in an account at certain financial institutions. Penalties for failure to file certain of these information returns are substantial.  U.S. Holders should consult with their own tax advisors regarding the requirements of filing information returns on IRS Form 8938, and, if applicable, filing obligations relating to the PFIC rules, including possible reporting on IRS Form 8621. Distributions on the Common Shares, and proceeds arising from the sale or other taxable disposition of the Common Shares, generally will be subject to information reporting.

In the case of any payments made by a U.S. middleman or other U.S. payor of distributions on the Common Shares or proceeds arising from the sale or other taxable disposition of the Common Shares backup withholding, currently at a rate of 24%, may apply to such payments if a U.S. Holder (a) fails to furnish such U.S. Holder's correct U.S. taxpayer identification number (generally on IRS Form W-9), (b) furnishes an incorrect U.S. taxpayer identification number, (c) is notified by the IRS that such U.S. Holder has previously failed to properly report items subject to backup withholding, or (d) fails to certify, under penalty of perjury, that such U.S. Holder has furnished its correct U.S. taxpayer identification number and that the IRS has not notified such U.S. Holder that it is subject to backup withholding. Certain exempt persons generally are excluded from these information reporting and backup withholding rules. Backup withholding is not an additional tax. Any amounts withheld under the U.S. backup withholding rules will be allowed as a credit against a U.S. Holder's U.S. federal income tax liability, if any, or will be refunded, if such U.S. Holder furnishes required information to the IRS in a timely manner. The information reporting and backup withholding rules may apply even if, under the Canada-U.S. Tax Convention, payments are exempt from the dividend withholding tax or otherwise eligible for a reduced withholding rate.

The discussion of reporting requirements set forth above is not intended to constitute an exhaustive description of all reporting requirements that may apply to a U.S. Holder. A failure to satisfy certain reporting requirements may result in an extension of the time period during which the IRS can assess a tax, and, under certain circumstances, such an extension may apply to assessments of amounts unrelated to any unsatisfied reporting requirement. Each U.S. Holder should consult its own tax advisor regarding the information reporting and backup withholding rules.

THE ABOVE SUMMARY IS NOT INTENDED TO CONSTITUTE A COMPLETE ANALYSIS OF ALL U.S. TAX CONSIDERATIONS APPLICABLE TO U.S. HOLDERS WITH RESPECT TO THE OWNERSHIP AND DISPOSITION OF SHARES. U.S. HOLDERS SHOULD CONSULT THEIR OWN TAX ADVISORS AS TO THE TAX CONSIDERATIONS APPLICABLE TO THEM IN THEIR PARTICULAR CIRCUMSTANCES.

ELIGIBILITY FOR INVESTMENT

In the opinion of Counsel, subject to the provisions of any particular plan, the Offered Shares, if issued on the date hereof, would be, as of the date hereof, qualified investments under the Tax Act for a trust governed by a registered retirement savings plan (an "RRSP"), a registered retirement income fund (an "RRIF"), a registered education savings plan (an "RESP"), a registered disability savings plan (an "RDSP"), a deferred profit sharing plan or a tax-free savings account (a "TFSA"), provided that the Offered Shares are listed on a "designated stock exchange" for the purposes of the Tax Act (which currently includes Tiers 1 and 2 of the TSXV, Nasdaq and the FSE).

Notwithstanding the foregoing, if the Offered Shares are a "prohibited investment" (as defined in the Tax Act) for a trust governed by an RRSP, RRIF, RESP, RDSP or a TFSA, the annuitant under an RRSP or RRIF, the subscriber of an RESP or the holder of an RDSP or a TFSA will be subject to a penalty tax as set out in the Tax Act. The Offered Shares will generally not be a "prohibited investment" provided that such holder, subscriber or annuitant, as the case may be, deals at arm's length with the Corporation for purposes of the Tax Act and does not have a "significant interest" in the Corporation (within the meaning of such prohibited investment rules in the Tax Act). In addition, the Offered Shares will not be a prohibited investment if the shares are "excluded property" for a trust governed by an RRSP, RRIF, RESP, RDSP or a TFSA within the meaning of such prohibited investment rules in the Tax Act. Prospective investors who intend to hold Offered Shares in an RRSP, RRIF, RESP, RDSP or a TFSA should consult their own tax advisors as to whether such shares will be prohibited investments in their particular circumstances.

RISK FACTORS

In this section of this Prospectus Supplement, unless the context requires otherwise, references to the "Corporation" include the Corporation and its subsidiaries, taken as a whole.

An investment in the Common Shares is subject to a number of risks, including those set forth herein and in the documents incorporated by reference (including the Base Shelf Prospectus, Annual Information Form, the management's discussion and analysis of the Corporation for the Annual Financial Statements and the management's discussion and analysis of the Corporation for the Interim Financial Statements). In addition to the information set out below and the other information contained in this Prospectus Supplement, including in the section entitled "Cautionary Note Regarding Forward-Looking Information", prospective purchasers should carefully consider the risk factors related to the Business set out in the documents incorporated by reference herein, which are specifically incorporated by reference in this Prospectus Supplement. Additionally, prospective purchasers should consider the risk factors and uncertainties set forth below.

Prospective investors should carefully consider these risks, in addition to information contained in this Prospectus Supplement and the Base Shelf Prospectus relating to an offering and the information incorporated by reference therein, before purchasing Common Shares. The risks and uncertainties described below or incorporated by reference in this Prospectus Supplement or the Base Shelf Prospectus are not the only risks and uncertainties faced by the Corporation. Additional risks and uncertainties that the Corporation is not aware of or focused on, or that the Corporation currently deems to be immaterial, may materialize and could have a Material Adverse Effect, could result in a decline in the trading price of the Common Shares, and could cause purchasers to lose all or part of their investment. There can be no assurance that the Corporation will successfully address any or all of these risks. In the event that any one or more of these risks or uncertainties materialize, such occurrence could have a Material Adverse Effect, and could cause prospective purchasers to lose all or part of their investment.

Risks Related to the Offering

Loss of entire investment

An investment in the Common Shares is speculative and may result in the loss of an investor's entire investment. Only potential investors who are experienced in high-risk investments and who can afford to lose their entire investment should consider an investment in the Corporation.

There can be no assurance regarding the amount of income to be generated by the Corporation. Common Shares are equity securities of the Corporation and are not fixed income securities. Unlike fixed income securities, there is no obligation of the Corporation to distribute to shareholders a fixed amount or any amount at all, or to return the initial purchase price of the Common Shares on any date in the future. The market value of the Common Shares may deteriorate if the Corporation is unable to generate sufficient positive returns, and that deterioration may be significant.

Forward-looking information may prove to be inaccurate

Investors should not place undue reliance on forward-looking information. By their nature, forward-looking information involve numerous assumptions, known and unknown risks and uncertainties, of both general and specific nature, that could cause actual results to differ materially from those suggested by the forward-looking information or contribute to the possibility that predictions, forecasts or projections will prove to be materially inaccurate. Additional information on the risks, assumptions and uncertainties can be found in this under the heading "Cautionary Note Regarding Forward-Looking Information".

Future issuances or actual or potential sales of securities

The issuance by the Corporation of the Common Shares could result in significant dilution in the equity interest of existing shareholders and adversely affect the market price of the Common Shares. In addition, in the future, the Corporation may issue additional Common Shares or securities convertible into Common Shares, which may dilute existing shareholders. The Corporation's articles permit the issuance of an unlimited number of Common Shares, and shareholders will have no pre-emptive rights in connection with such further issuances. Further, additional Common Shares may be issued by the Corporation upon the exercise of stock options and upon the exercise or conversion of other securities convertible into Common Shares. The issuance of these additional equity securities may have a similar dilutive effect on then existing holders of Common Shares.

The market price of the Common Shares could decline as a result of future issuances by the Corporation, including issuance of shares issued in connection with strategic alliances, or sales by its existing holders of Common Shares, or the perception that these sales could occur. Sales by shareholders might also make it more difficult for the Corporation to sell equity securities at a time and price that it deems appropriate, which could reduce its ability to raise capital and have an adverse effect on its business.

Discretion over the Use of Proceeds

The Corporation intends to use the net proceeds from the Offering as set forth under "Use of Proceeds"; however, the Corporation maintains broad discretion concerning the use of the net proceeds of the Offering as well as the timing of their expenditure. The Corporation may re-allocate the net proceeds of the Offering other than as described under the heading "Use of Proceeds" if Management believes it would be in the Corporation's best interest to do so and in ways that a purchaser may not consider desirable. Until utilized, the net proceeds of the Offering will be held in cash balances in the Corporation's bank account or invested at the discretion of the Board. As a result, a purchaser will be relying on the judgment of Management for the application of the net proceeds of the Offering. The results and the effectiveness of the application of the net proceeds are uncertain. If the net proceeds are not applied effectively, the Corporation's results of operations may suffer, which could adversely affect the price of the Common Shares on the open market.

Sales of a Significant Number of Securities

The Corporation cannot predict the size of future issuances of debt or equity securities or the effect, if any, that such future issuances will have on the market price of the Corporation's securities. Sales of a substantial number of securities in the public markets by the Corporation or its significant securityholders, or the perception that such sales could occur, could depress the market price of the Corporation's securities and impair its ability to raise capital through the sale of additional securities. The Corporation cannot predict the effect that future sales of securities would have on the market price of the securities. The price of the securities could be affected by possible sales of the securities by hedging or arbitrage trading activity which the Corporation expects to occur involving its securities. With any additional sale or issuance of equity securities, investors will suffer dilution of their voting power and may experience dilution in our earnings per security.

Additional Financing

The continued development of the Corporation will require additional financing. There is no guarantee that the Corporation will be able to achieve its business objectives. The Corporation intends to fund its future business activities by way of additional offerings of equity and/or debt financing as well as through anticipated positive cash flow from operations in the future. The failure to raise or procure such additional funds or the failure to achieve positive cash flow could result in the delay or indefinite postponement of current business objectives. There can be no assurance that additional capital or other types of financing will be available if needed or that, if available, will be on terms acceptable to the Corporation. If additional funds are raised by offering equity securities, existing shareholders could suffer significant dilution. Any debt financing secured in the future could involve the granting of security against assets of the Corporation and also contain restrictive covenants relating to capital raising activities and other financial and operational matters, which may make it more difficult for the Corporation to obtain additional capital and to pursue business opportunities, including potential acquisitions. The Corporation will require additional financing to fund its operations until positive cash flow is achieved. See "Risk Factors - Cash Flow from Operations".

The Market Price of the Common Shares is Volatile and May Not Accurately Reflect the Long-Term Value of the Corporation

Securities markets have a high level of price and volume volatility, and the market price of securities of many companies has experienced substantial volatility in the past. This volatility may affect the ability of holders of Common Shares to sell their securities at an advantageous price. Market price fluctuations in the Common Shares may be due to the Corporation's operating results failing to meet expectations of securities analysts or investors in any period, downward revision in securities analysts' estimates, adverse changes in general market conditions or economic trends, acquisitions, dispositions or other material public announcements by the Corporation or its competitors, along with a variety of additional factors. These broad market fluctuations may adversely affect the market price of the Common Shares.

Financial markets historically at times experienced significant price and volume fluctuations that have particularly affected the market prices of equity securities of companies and that have often been unrelated to the operating performance, underlying asset values or prospects of such companies. Accordingly, the market price of the Common Shares may decline even if the Corporation's operating results, underlying asset values or prospects have not changed. Additionally, these factors, as well as other related factors, may cause decreases in asset values that are deemed to be other than temporary, which may result in impairment losses. There can be no assurance that continuing fluctuations in price and volume will not occur. If such increased levels of volatility and market turmoil continue, the Corporation's operations could be adversely impacted and the trading price of the Common Shares may be materially adversely affected.

No Guarantee of an Active Liquid Market for Securities

There is no guarantee that an active trading market for the Common Shares will be maintained on the TSXV and Nasdaq. Investors may not be able to sell their Common Shares quickly, at all, or at the latest market price if trading in the securities is not active.

Trading of the Offered Shares May Be Restricted by the SEC's "Penny Stock" Regulations Which May Limit a Stockholder's Ability to Buy and Sell the Shares

The SEC has adopted regulations which generally define "penny stock" to be any equity security that has a market price (as defined) less than $5.00 per share or an exercise price of less than $5.00 per share, subject to certain exceptions. The Offered Shares are covered by the penny stock rules, which impose additional sales practice requirements on broker-dealers who sell to persons other than established customers and "accredited investors" (as defined in the U.S. Securities Act). The penny stock rules require a broker-dealer to provide very specific disclosure to a customer who wishes to purchase a penny stock, prior to the purchase. These disclosure requirements may have the effect of reducing the level of trading activity in the secondary market for the stock that is subject to these penny stock rules. Consequently, these penny stock rules may affect the ability of broker-dealers to trade the Corporation's securities.

Risks Related to the Business of the Corporation

Cash Flow from Operations

As at July 31, 2021, the Corporation's cash and net working capital balances were approximately $21,124,000. Although the Corporation anticipates it will have positive cash flow from operating activities in future periods, to the extent that the Corporation has negative cash flow in any future period, certain of the net proceeds from future offerings may be used to fund such negative cash flow from operating activities. If the Corporation experiences future negative cash flow, the Corporation may also be required to raise additional funds through the issuance of equity or debt securities. There can be no assurance that the Corporation will be able to generate positive cash flow from its operations, that additional capital or other types of financing will be available when needed, or that these financings will be on terms favourable to the Corporation. In addition, the Corporation expects to achieve positive cash flow from operating activities in future periods. However, this is based on certain assumptions and subject to significant risks.

Epidemics and Pandemics (including COVID-19)

The Corporation faces risks related to health epidemics, pandemics and other outbreaks of communicable diseases, which could significantly disrupt its operations and could have a Material Adverse Effect. In particular, the Corporation could be adversely impacted by the effects of COVID-19, an infectious disease caused by severe acute respiratory syndrome coronavirus 2 (SARS-CoV-2). Since December 31, 2019, the outbreak of COVID-19 has led governments worldwide to enact emergency measures to combat the spread of the virus. These measures, which include, among other things, the implementation of travel bans, self-imposed quarantine periods and social distancing, have caused material disruption to businesses globally, resulting in an economic slowdown. Such events may result in a period of business disruption, and in reduced operations, any of which could have a Material Adverse Effect.

As of the date of this Prospectus Supplement, the duration and the immediate and eventual impact of COVID-19 remains unknown. In particular, it is not possible to reliably estimate the length and severity of these developments and the impact on the financial results and condition of the Corporation and its industry partners. To date, a number of businesses have suspended or scaled back their operations and development as cases of COVID-19 have been confirmed, for precautionary purposes or as governments have declared a state of emergency or taken other actions. However, the exact extent to which COVID-19 impacts, or will impact, the Business and the market for the Common Shares, will depend on future developments, which are highly uncertain and cannot be predicted at this time, and include the duration, severity and scope of the pandemic and the actions taken to contain or treat COVID-19 (including recommendations from public health officials). In particular, the continued spread of COVID-19 globally could materially and adversely impact the Business, including without limitation, store closures or reduced operational hours or service methods, employee health, workforce productivity, reduced access to supply, increased insurance premiums, limitations on travel, the availability of experts and personnel and other factors that will depend on future developments beyond the Corporation's control, which could have a Material Adverse Effect. There can be no assurance that the personnel of the Corporation will not be impacted by these pandemic diseases and ultimately see its workforce productivity reduced or incur increased costs as a result of these health risks. In addition, COVID-19 represents a widespread global health crisis that could adversely affect global economies and financial markets resulting in an economic downturn that could have a Material Adverse Effect.

Regulatory Compliance Risks

Achievement of the Business objectives is subject to compliance with regulatory requirements enacted and enforced by governmental authorities and obtaining and maintaining all required regulatory approvals. The Corporation may incur costs and obligations related to regulatory compliance. Failure to comply with applicable laws, regulations and permitting, licence or approval requirements may result in enforcement actions thereunder, including orders issued by regulatory or judicial authorities causing operations to cease or be curtailed, and may include corrective measures requiring capital expenditures, installation of additional equipment, or remedial actions. The Corporation may be required to compensate those suffering loss or damage by reason of its operations and may have civil or criminal fines or penalties imposed for violations of applicable laws or regulations.

The Corporation cannot predict the timeline required to secure all appropriate regulatory approvals or licenses for the intended business or the extent of testing and documentation that may be required by governmental authorities. Any delays in obtaining, or failing to obtain, required regulatory approvals or licenses may significantly delay or impact the research and development activities and could have a Material Adverse Effect on the Business, results of operations and financial condition of the Corporation. In addition, changes in regulations, more vigorous enforcement thereof or other unanticipated events could require extensive changes to the Corporation's operations, increased compliance costs or give rise to material liabilities, which could have a Material Adverse Effect on the Business, results of operations and financial condition of the Corporation.

The impact of the various legislative regimes, on the Business plans and operations is uncertain. There is no guarantee that the applicable legislation regulating the Business activities will create or allow for the growth opportunities the Corporation currently anticipates.

Due to the nature of the Corporation's operations, various legal and tax matters may be outstanding from time to time.  If the Corporation is unable to resolve any of these matters favorably, there may be a Material Adverse Effect on the business, results of operations and financial condition of the Corporation.

United States Public Company Compliance Efforts.

As a public company in the United States, the Corporation will incur additional legal, accounting, reporting and other expenses that it did not incur as a public company in Canada. The additional demands associated with being a U.S. public company may disrupt regular operations of the Business by diverting the attention of some of its senior management team away from revenue-producing activities to additional management and administrative oversight, adversely affecting its ability to attract and complete business opportunities and increasing the difficulty in both retaining professionals and managing and growing its business. Any of these effects could harm the Business, results of operations and financial condition.

If its efforts to comply with new United States laws, regulations and standards differ from the activities intended by regulatory or governing bodies, such regulatory bodies or third parties may initiate legal proceedings against the Corporation and its business may be adversely affected. As a public company in the United States, it is more expensive for the Corporation to obtain director and officer liability insurance, and it will be required to accept reduced coverage or incur substantially higher costs to continue our coverage. These factors could also make it more difficult for the Corporation to attract and retain qualified directors.

The U.S. Sarbanes-Oxley Act ("Sarbanes-Oxley") requires that the Corporation maintain effective disclosure controls and procedures and internal control over financial reporting. In the event that the Corporation is not able to demonstrate compliance with Sarbanes-Oxley, that its internal control over financial reporting is perceived as inadequate, or that it is unable to produce timely or accurate financial statements, investors may lose confidence in its operating results and the price of the Common Shares may decline. In addition, if the Corporation is unable to continue to meet these requirements, it may not be able to remain listed on Nasdaq.

Following a transition period permitted for a newly public company in the United States, the Corporation's independent registered public accounting firm will be required to attest to the effectiveness of our internal control over financial reporting. Even if Management concludes that our internal controls over financial reporting are effective, its independent registered public accounting firm may issue a report that is qualified if it is not satisfied with the Corporation's controls or the level at which its controls are documented, designed, operated or reviewed, or if it interprets the relevant requirements differently than the Corporation does.

Federal Paraphernalia Law

Under U.S. Code Title 21 Section 863 (the "Federal Paraphernalia Law"), the term "drug paraphernalia" means "any equipment, product or material of any kind which is primarily intended or designed for use in manufacturing, compounding, converting, concealing, producing, processing, preparing, injecting, ingesting, inhaling, or otherwise introducing into the human body a controlled substance." That law exempts "(1) any person authorized by local, State, or Federal law to manufacture, possess, or distribute such items" and "(2) any item that, in the normal lawful course of business, is imported, exported, transported, or sold through the mail or by any other means, and traditionally intended for use with tobacco products, including any pipe, paper, or accessory." Any non-exempt drug paraphernalia offered or sold by any person in violation of the Federal Paraphernalia Law can be subject to seizure and forfeiture upon the conviction of such person for such violation, and a convicted person can be subject to fines under the Federal Paraphernalia Law and even imprisonment. Any actions against the Corporation by governmental authorities related to the Federal Paraphernalia Laws could have a Material Adverse Effect on the Business, financial condition and results of operations.

U.S. "Foreign Private Issuer" Status

the Corporation is a "foreign private issuer", as such term is defined in Rule 405 under the U.S. Securities Act, and is permitted, under a multijurisdictional disclosure system adopted by the United States and Canada, to prepare its disclosure documents filed under the Exchange Act in accordance with Canadian disclosure requirements. Under the Exchange Act, the Corporation is subject to reporting obligations that, in certain respects, are less detailed and less frequent than those of U.S. domestic reporting companies. As a result, the Corporation will not file the same reports that a U.S. domestic issuer would file with the SEC, although it will be required to file or furnish to the SEC the continuous disclosure documents that it is required to file in Canada under Canadian securities laws. In addition, the Corporation's officers, directors, and principal shareholders are exempt from the reporting and "short swing" profit recovery provisions of Section 16 of the Exchange Act. Therefore, its shareholders may not know on as timely a basis when the Corporation's officers, directors and principal shareholders purchase or sell shares, as the reporting deadlines under the corresponding Canadian insider reporting requirements are longer.

As a foreign private issuer, the Corporation is exempt from the rules and regulations under the Exchange Act related to the furnishing a content of proxy statements. the Corporation is also exempt from Regulation FD, which prohibits issuers from making selective disclosures of material non-public information. While the Corporation expects to comply with the corresponding requirements relating to proxy statements and disclosure of material non-public information under Canadian securities laws, these requirements differ from those under the Exchange Act and Regulation FD and shareholders should not expect to receive in every case the same information at the same time as such information is provided by U.S. domestic companies.

In addition, as a foreign private issuer, the Corporation has the option to follow certain Canadian corporate governance practices, except to the extent that such laws would be contrary to U.S. securities laws, and provided that it discloses the requirements it is not following and describe the Canadian practices it follows instead. the Corporation plans to rely on this exemption. As a result, the Corporation's shareholders may not have the same protections afforded to shareholders of U.S. domestic companies that are subject to all U.S. corporate governance requirements.

Risks Associated with Numerous Laws and Regulations

The production, labeling and distribution of the products that the Corporation distributes are regulated by various federal, state and local agencies. These governmental authorities may commence regulatory or legal proceedings, which could restrict the permissible scope of the Corporation's product claims or the ability to sell its products in the future. The FDA regulates the Corporation's products to ensure that the products are not adulterated or misbranded.

The Corporation is subject to regulation by various agencies as a result of the manufacture and sale of its Hemp-based CBD wellness products. The shifting compliance environment and the need to build and maintain robust systems to comply with different regulations in multiple jurisdictions increases the possibility that the Corporation may violate one or more of the requirements. If the Corporation's operations are found to be in violation of any of such laws or any other governmental regulations, or perceived to be in violation, the Corporation may be subject to penalties or other negative effects, including, without limitation, civil and criminal penalties, damages, fines, the curtailment or restructuring of the Corporation's operations or asset seizures and the denial of regulatory applications (including those regulatory regimes outside of the scope of FDA jurisdiction, but which may rely on the positions of the FDA in the application of its regulatory regime), any of which could adversely affect the Business and financial results. In addition, the FDA is expected to make determinations as to how certain CBD products will be regulated and is expected to, in the long term, consider modernization in its regulation of dietary supplements generally.

Failure to comply with FDA requirements may result in, among other things, injunctions, product withdrawals, recalls, product seizures, fines and criminal prosecutions. The Corporation's advertising is subject to regulation by the Federal Trade Commission ("FTC") under the Federal Trade Commission Act as well as subject to regulation by the FDA under the Dietary Supplement Health and Education Act of 1994. In recent years, the FTC has initiated numerous investigations of dietary and nutritional supplement products and companies based on allegedly deceptive or misleading claims. On December 17, 2020, FTC announced the first law enforcement proceedings against companies making deceptive claims related to CBD products. The six companies targeted entered into settlement agreements with FTC and five of the companies paid a fine to FTC. At any point, enforcement strategies of a given agency can change as a result of other litigation in the space or changes in political landscapes, and could result in increased enforcement efforts, which would materially impact the Business. Additionally, some states also permit advertising and labeling laws to be enforced by state attorney generals, who may seek relief for consumers, class action certifications, class wide damages and product recalls of products sold by the Corporation. Private litigants may also seek relief for consumers, class action certifications, class wide damages and product recalls of products sold by the Corporation. Any actions against the Corporation by governmental authorities or private litigants could have a Material Adverse Effect on the Business, financial condition and results of operations.

Incorrect Interpretation of the 2018 Farm Bill

The Corporation's position is that the 2018 Farm Bill permanently removed Hemp from the U.S. CSA and is now deemed an agricultural commodity, and accordingly the DEA no longer has any claim to interfere with the interstate commerce of Hemp products, so long as the THC level is at or below 0.3% on a dry weight basis and the hemp and its derivatives were grown and processed by a person holding a license issued by either (i) USDA or a (ii) in a state with a USDA-approved hemp plan, the applicable state agency. There is a risk that the Corporation's interpretation of the legislation is inaccurate or that it will be successfully challenged by federal or state authorities. A successful challenge to such position by a state or federal authority could have a Material Adverse Effect on the Corporation, including civil and criminal penalties, damages, fines, the curtailment or restructuring of the Corporation's operations or asset seizures and the denial of regulatory applications.

CBD is a Tightly Regulated Sector

While there are CBD sector specific risk factors outlined in this Prospectus, CBD businesses operate in a tight, and fast-moving, regulatory environment. As such, the Corporation relies on Management's continuing assessment of the regulatory requirements of the products and jurisdictions in which the Corporation operates and its ability to comply with these regulatory requirements. Should there be unexpected changes to the regulations in a specific existing or targeted jurisdiction, or even delays to anticipated changes to the current regulations, this could have a material impact on the Corporation's future growth prospects. The Board is aware of this risk and seeks to mitigate it by keeping well informed of the regulatory environment in the relevant jurisdictions, will seek to diversify the current business in terms of product and jurisdiction and will ensure that they continue to meet the regulatory requirements in the jurisdictions in which they operate.

CBD is a Relatively New Market

The CBD industry is in its infancy. Companies will compete with established competitors who may have more resources and/or a more recognizable brand presence in the market. The Corporation's success will depend upon the Board's ability to manage the Business and to identify and take advantage of further opportunities which may arise. While the Board believes that they have the experience and connections to ensure that the business is able to compete with established rivals and take advantage of market opportunities they have identified, there is no guarantee that they will be able to do so.

Compliance with Changes in Legal, Regulatory and Industry Standards may Adversely Affect the Business

The formulation, manufacturing, packaging, labelling, handling, distribution, importation, exportation, licensing, sale and storage of the Corporation's products are affected by extensive laws, governmental regulations, administrative determinations, court decisions and similar constraints. Such laws, regulations and other constraints may exist at the federal, state or local levels. There is currently no uniform regulation applicable to natural health products worldwide. There can be no assurance that the Corporation is in compliance with all of these laws, regulations and other constraints, and changes to such laws, regulations and other constraints may have a Material Adverse Effect on operations.

FDA Interpretation of IND Preclusion

The FDA has taken the position that CBD cannot be added to food or marketed as a dietary supplement because it has been the subject of investigation as a new drug (i.e., IND Preclusion). According to the FDA, the submission of the IND application for Epidiolex by Greenwich Biosciences, the U.S. subsidiary of London-based GW Pharmaceuticals, preceded the sales and marketing of CBD as a dietary supplement. It is the FDA's interpretation of the IND Preclusion that the preclusion date is the date in which it authorized the drug for investigation. If the FDA were to enforce the IND Preclusion based on its interpretation of the legislation, this would materially and adversely impact the Business and financial condition.

FDA Enforcement Letters

The FDA continues to enforce against violations of the FDCA by issuing warning letters to companies marketing and selling Hemp-derived CBD products. Over the past several years, the FDA has issued warning letters to companies marketing and selling unapproved Hemp-derived CBD products. The letters reiterate the agency's position that CBD cannot be added to food and dietary supplements and targeted companies whose products violated the FDCA's prohibition against: i) marketing CBD as or in a dietary supplement, human and animal food, or food additives; ii) marketing a dietary supplement, human and animal food, or cosmetic with disease or drug claims (i.e., claims suggesting that a product is intended to treat, cure, or prevent disease); iii) including a substance in human or animal food when that substance is not generally recognized as safe; and iv) selling products that are misbranded due to their failure to include "adequate directions for use by a layperson". The FDA also issued a consumer update reaffirming its position that CBD cannot lawfully be added to a food or marketed as a dietary supplement due to existing provisions of the FDCA and outlines the data and potential safety issues it is considering as part of its ongoing evaluation of potential regulatory frameworks for CBD. Notably, the FDA states that it could not conclude based on available data that CBD is "generally recognized as safe" for use in human or animal food. While this is broad and may not be applicable in all instances, it nevertheless could materially and adversely impact the Business and financial condition. Further, the FDA has recently stated that it will continue to police the market and enforce against CBD products, and on March 22, 2021, the agency issued warning letters to two companies for selling over-the-counter products labeled as containing CBD, alleging the products are illegally marketed unapproved drugs and misbranded due to prominent featuring of CBD on the labeling. The FDA's enforcement against the unlawful sale and marketing of CBD products has to date been limited to the issuance of warning letters, but they have a number of other enforcements means available to them, including civil and criminal penalties. The FDA's current prohibition on certain Hemp-derived products and the unknowns and associated risks of potential future regulations governing Hemp-derived CBD products create risk for the Business.

FTC Enforcement

FTC and FDA often coordinate enforcement efforts where the agencies have overlapping jurisdiction, including with respect to the advertising, labeling, and promotion of food, cosmetics, medical devices, and over-the-counter drugs. In the CBD product marketplace, FTC has joined FDA in the issuance of a number of warning letters to companies warning that the company's advertisements were not supported by competent and reliable scientific evidence and thus violate the FTC Act, 15 U.S.C. § 41 et. Seq. FTC has also issued independent warning letters to companies selling CBD products. These warning letters allege the companies make exaggerate or false and misleading claims about their CBD products without rigorous scientific evidence to substantiate the claims. While historically, FTC enforcement actions related to CBD have been limited to warning letters, the FTC recently (December 2020) initiated its first law enforcement administrative action against six companies selling CBD products. These companies were considered in violation of the FTC for allegedly making unsupported health claims. FTC entered into settlement agreements with these companies, which required, among other things, that the companies stop making such unsupported health claims and pay a monetary judgment to the FTC. The FTC's enforcement was publicized by the agency as part of its ongoing effort to protect consumers from false, deceptive, and misleading health claims made in advertisements on websites and through social media companies such as Twitter. The unknowns and associated risks of potential future FTC enforcement actions create risk for the Business.

DEA Interpretation and Enforcement of the DEA IFR

Through the DEA IFR, the DEA takes the position that material that exceeds 0.3% THC remains controlled in Schedule I of the U.S. CSA. It also takes the position that the 2018 Farm Bill does not impact the control status of synthetically derived THCs, for which the DEA claims that the amount of THC is not a determining factor in whether the material is a controlled substance. The DEA IFR may create risk for the Business. Enforcement of the DEA IFR, or any Final Rule that carries forward the rulemaking in the DEA Rule, may result in, among other things, injunctions, product withdrawals, recalls, product seizures, fines, and criminal prosecutions. Additionally, enforcement of the DEA IFR could jeopardize the legality of the Corporation's synthetically derived cannabinoid products. As synthetically is not a clearly defined term, any CBD, such as CBG or Delta-8 tetrahydrocannabinol, could be interpreted by the DEA to be an unlawful controlled substance. The unknowns of DEA's interpretation of "synthetically derived" create risk for the Business.

Product Recalls

Manufacturers and distributors of products are sometimes subject to the recall or return of their products for a variety of reasons, including product defects, such as contamination, unintended harmful side effects or interactions with other substances, packaging safety and inadequate or inaccurate labeling disclosure. If any of the Corporation's products are recalled due to an alleged product defect or for any other reason, the Corporation could be required to incur the unexpected expense of the recall and any legal proceedings that might arise in connection with the recall. The Corporation may lose a significant number of sales and may not be able to replace those sales at an acceptable margin or at all. In addition, a product recall may require significant management attention. Recall of products could lead to adverse publicity, decreased demand for the Corporation's products and could have significant reputational and brand damage. Although the Corporation has detailed procedures in place for testing its products, there can be no assurance that any quality, potency or contamination problems will be detected in time to avoid unforeseen product recalls, regulatory action or lawsuits. A recall for any of the foregoing reasons could lead to decreased demand for the Corporation's products and could have a Material Adverse Effect on the results of operations and financial condition of the Corporation. Additionally, product recalls may lead to increased scrutiny of the Corporation's operations by regulatory agencies, requiring further management attention and potential legal fees and other expenses.

Product Liability

The Corporation's Hemp products are sold directly to end consumers, and therefore there is an inherent risk of exposure to product liability claims, regulatory action and litigation if the products are alleged to have caused loss or injury. In addition, the production and sale of the Corporation's products involves the risk of injury to end users due to tampering by unauthorized third parties or product contamination. Previously unknown adverse reactions resulting from human or animal consumption of the Corporation's products alone or in combination with other medications or substances could occur. The Corporation may be subject to various product liability claims, including, among others, that its products caused injury or illness, include inadequate instructions for use or include inadequate warnings concerning possible side effects or interactions with other substances. A product liability claim or regulatory action against the Corporation could result in increased costs, could adversely affect the Corporation's reputation, and could have a Material Adverse Effect on its business and operational results.

NuLeaf's Prior Sales of Products Containing Delta-8 Tetrahydrocannabinol Could have a Material Adverse Effect on the Corporation

In November 2021, the Corporation acquired an 80% interest in Nuleaf. Prior to the NuLeaf Acquisition, NuLeaf sold products containing Delta-8 tetrahydrocannabinol. Delta-8 tetrahydrocannabinol is an isomer of THC. The legal status of Delta-8 tetrahydrocannabinol products is uncertain under U.S. law. The plain language of the 2018 Farm Bill may support the position that Hemp-derived Delta-8 tetrahydrocannabinol is not a controlled substances pursuant to the CSA. However, that position remains untested. In addition, Delta-8 tetrahydrocannabinol may be a controlled substances under the Federal Analogue Act, and the legality of Delta-8 tetrahydrocannabinol varies from state-to-state. As part of the NuLeaf Acquisition, Nuleaf ceased selling any products containing Delta-8 tetrahydrocannabinol in the U.S. and has agreed to indemnify the Corporation for any liability should it arise for any of its former business related thereto. However, should Nuleaf's prior sales of products containing Delta-8 tetrahydrocannabinol come under scrutiny or regulatory enforcement by the U.S. Federal or state government, such actions or investigations could have a Material Adverse Effect on the Corporation.

Compliance with Changes in Legal, Regulatory and Industry Standards May Adversely Affect the Business

The formulation, manufacturing, packaging, labelling, handling, distribution, importation, exportation, licensing, sale and storage of the Corporation's products are affected by extensive laws, governmental regulations, administrative determinations, court decisions and similar constraints. Such laws, regulations and other constraints may exist at the federal, state or local levels. There is currently no uniform regulation applicable to natural health products worldwide. There can be no assurance that the Corporation is in compliance with all of these laws, regulations and other constraints, and changes to such laws, regulations and other constraints may have a Material Adverse Effect on operations.

NDI Objection by FDA

There is substantial uncertainty and different interpretations among state and federal regulatory agencies, legislators, academics and businesses as to whether CBDs were present in the food supply and marketed prior to October 15, 1994, or whether such inclusion of CBDs is otherwise approved by the FDA as dietary ingredients. Under DSHEA dietary ingredients marketed in the U.S. prior to October 15, 1994 may be used in dietary supplements without notifying the FDA. "New" dietary ingredients (i.e., dietary ingredients "not marketed in the United States before October 15, 1994") must be the subject of a new dietary ingredient notification submitted to the FDA unless the ingredient has been "present in the food supply as an article used for food" and is not "chemically altered." Any new dietary ingredient notification must provide the FDA with evidence of a "history of use or other evidence of safety" establishing that use of the dietary ingredient "will reasonably be expected to be safe." There is substantial uncertainty and different interpretations as to whether CBDs are by definition an impermissible adulterant due to cannabis being a controlled substance under the CSA. The uncertainties cannot be resolved without further federal legislation, regulation or a definitive judicial interpretation of existing legislation and rules. A determination that Hemp products containing CBDs were not present in the food supply, marketed prior to October 15, 1994, are not otherwise permissible for use as a dietary ingredient or are adulterants would have a Material Adverse Effect upon the Corporation and its Business. The Corporation could be required to submit an NDI notification to the FDA with respect to Hemp extracts. If FDA objects to the Corporation's NDI notification, this would have a Material Adverse Effect effect upon the Corporation and its Business.

Regulatory Approval and Permits

The Corporation may be required to obtain and maintain certain permits, licenses and approvals in the jurisdictions where its products are sold. There can be no assurance that the Corporation will be able to obtain or maintain any necessary licenses, permits or approvals. Any material delay or inability to receive these items is likely to delay and/or inhibit the Corporation's ability to conduct its Business, and would have a Material Adverse Effect on its Business, financial condition and results of operations.

Environmental, Health and Safety Laws

The Corporation is subject to environmental, health and safety laws and regulations in each jurisdiction in which the Corporation operates. Such regulations govern, among other things, emissions of pollutants into the air, wastewater discharges, waste disposal, the investigation and remediation of soil and groundwater contamination, and the health and safety of the Corporation's employees. For example, the Corporation's products and the raw materials used in its production processes are subject to numerous environmental laws and regulations. The Corporation may be required to obtain environmental permits from governmental authorities for certain of its current or proposed operations. The Corporation may not have been, nor may it be able to be at all times, in full compliance with such laws, regulations and permits. If the Corporation violates or fails to comply with these laws, regulations or permits, the Corporation could be fined or otherwise sanctioned by regulators.

As with other companies engaged in similar activities or that own or operate real property, the Corporation faces inherent risks of environmental liability at its current and historical production sites. Certain environmental laws impose strict and, in certain circumstances, joint and several liability on current or previous owners or operators of real property for the cost of the investigation, removal or remediation of hazardous substances as well as liability for related damages to natural resources. In addition, the Corporation may discover new facts or conditions that may change its expectations or be faced with changes in environmental laws or their enforcement that would increase its liabilities.

The Corporation's costs of complying with current and future environmental and health and safety laws, liabilities arising from past or future releases of, or exposure to, regulated materials, or more vigorous enforcement of environmental and employee health and safety laws, may have a Material Adverse Effect on the Business, financial condition and results of operations.

Banking

Since the production and possession of cannabis is currently illegal under U.S. federal law and the Corporation relies on exemptions promulgated pursuant to the 2014 and the 2018 Farm Bills, it is possible that banks may refuse to open bank accounts for the deposit of funds from businesses involved with the cannabis industry. The inability to open bank accounts with certain institutions could have a Material Adverse Effect on the Business.

On December 3, 2019, the Federal Reserve Board, Federal Deposit Insurance Corporation, Financial Crimes Enforcement Network, and Office of the Comptroller of the Currency in consultation with the Conference of State Bank Supervisors, issued a statement to provide clarity regarding the legal status of commercial growth and production of Hemp and relevant requirements for banks under the Bank Secrecy Act. The statement emphasized that banks were no longer required to file suspicious activity reports for customers solely because they are engaged in the growth or cultivation of Hemp in accordance with applicable laws and regulations. Regulatory uncertainty in respect of the laws, rules, regulations and directives facing banks which provide services to CBD and cannabis industry participants, if revised or resolved unfavorably to the Corporation's interest, may have a Material Adverse Effect on the Business.

Product Viability

If the Hemp products the Corporation sells are not perceived to have the effects intended by the end user, its Business may suffer. Many of the Corporation's products contain innovative ingredients or combinations of ingredients. There is little long-term data with respect to efficacy, unknown side effects and/or interaction with individual human biochemistry. Moreover, there is little long-term data with respect to efficacy, unknown side effects and/or its interaction with individual animal biochemistry. As a result, the Corporation's products could have certain side effects if not taken as directed or if taken by an end user that has certain known or unknown medical conditions.

Success of Quality Control Systems

The quality and safety of the Corporation's products are critical to the success of its Business and operations. As such, it is imperative that the Corporation's (and its service provider's) quality control systems operate effectively and successfully. Quality control systems can be negatively impacted by the design of the quality control systems, the quality training program, and adherence by employees to quality control guidelines. Any significant failure or deterioration of such quality control systems could have a Material Adverse Effect on the Business and operating results.

Transportation Risk

In order for customers of the Corporation to receive their product, the Corporation relies on third party transportation services. This can cause logistical problems with, and delays in, end users obtaining their orders which the Corporation cannot control. Any delay by third party transportation services may adversely affect the Corporation's financial performance.

The Corporation faces risks related to the transportation of Hemp and Hemp-derived products and its reliance on third party transportation services. These risks include but are not limited to, risks resulting from the continually evolving federal and state regulatory environment governing Hemp production, THC testing, and transportation.

Industry Competition

The markets for businesses in the CBD and Hemp oil industries are competitive and evolving. In particular, the Corporation faces strong competition from both existing and emerging companies that offer similar products. Some of its current and potential competitors may have longer operating histories, greater financial, marketing and other resources and larger customer bases than the Corporation has.

Given the rapid changes affecting the global, national, and regional economies generally and the CBD industry, in particular, the Corporation may not be able to create and maintain a competitive advantage in the marketplace. The Corporation's success will depend on its ability to keep pace with any changes in such markets, especially in light of legal and regulatory changes. Its success will depend on the Corporation's ability to respond to, among other things, changes in the economy, market conditions, and competitive pressures. Any failure by the Corporation to anticipate or respond adequately to such changes could have a Material Adverse Effect on its financial condition, operating results, liquidity, cash flow and operational performance.

The Corporation is Dependent Upon a Limited Number of Key Suppliers.

In the event that their suppliers are unable or unwilling to manufacture the Corporation's products then this may cause disruption to the Corporation's operations. To mitigate this risk the Corporation has established relationships with a number of additional suppliers, however, switching production to these suppliers may cause delays which will impact the Corporation's revenues and therefore its financial position may be negatively affected.

Regulatory Intervention Impacting on the Marketability of CBD Products in the UK.

All of Blessed's products that are ingestible and that contain CBD are regarded by the U.K. and European food standards regulators as novel foods. On February 13, 2019, the FSA issued a statement confirming that in order for CBD products to be sold in the U.K. after March 31, 2021, that a novel foods application must be submitted to it prior to March 31, 2021. Blessed has submitted a number of Novel Foods applications in respect of its products prior to the March 31, 2021 deadline but which have not yet been validated by the FSA. When that process is complete the FSA will spend up to nine months (on a start/stop the clock basis if further information is needed) to carry out a risk assessment of the products and then up to a further seven months for any subsequent risk management considerations and an authorisation decision. The Board expects the FSA to validate the products by the end of 2021 and to formally approve the applications by the end of 2022. The Board is therefore confident that Blessed's applications will be successful although there are no guarantees. While the Board believes this is unlikely, if the application for any product is not successful then Blessed will have to cease marketing such product in the U.K. This will inevitably decrease the Corporation's revenues from the U.K. market and have a negative financial impact on the Corporation.

PROMOTER

Other than as described below, no person or company has been a promoter of the Corporation during the two years immediately preceding the date of this Prospectus Supplement.

Mr. Raj Grover, the President, Chief Executive Officer, and a director of the Corporation, took the initiative of founding and organizing the Corporation and its business and operations, including the business and operations of certain of its subsidiaries, such as RGR Canada, Smoker's Corner Ltd., Canna Cabana, and KushBar. Accordingly, Mr. Grover may be considered a promoter of the Corporation within the meaning of applicable Canadian securities laws. For a description of the voting and equity securities of the Corporation held by Mr. Grover, all compensation received by Mr. Grover during the two most recently completed financial years of the Corporation ended October 31, 2020 and 2019, and certain disclosure required under applicable Canadian securities laws in respect of bankruptcies, cease trade orders, and other penalties or sanctions, please see the Annual Information Form, which is specifically incorporated by reference in this Prospectus Supplement, and accessible on the Corporation's issuer profile on SEDAR at www.sedar.com.

LEGAL MATTERS AND INTERESTS OF EXPERTS

Certain legal matters relating to the Offering will be passed upon by Garfinkle Biderman LLP on behalf of the Corporation and Stikeman Elliott LLP on behalf of the Agents. Except as described below, as at the date of this Prospectus Supplement, the partners and associates of each of Garfinkle Biderman LLP and Stikeman Elliott LLP who participated in or were in a position to directly influence the preparation of the opinions of their respective firms, each of the aforementioned partnerships (and their partners, associates and employees) beneficially own, directly or indirectly, less than 1% of the outstanding Common Shares and warrants, and such groups respectively each own less than 1% of the outstanding securities of any associate or affiliate of the Corporation.

Shimmy Posen, a partner at Garfinkle Biderman LLP, who is also an officer of Corporation, holds, directly and indirectly, 211,536 Common Shares, 512,350 warrants to acquire Common Shares at various prices, 17,500 RSU and 50,000 Options.

AUDITORS, TRANSFER AGENT AND REGISTRAR

The current auditors of the Corporation are Ernst & Young LLP, who audited the Annual Financial Statements (however, the consolidated financial statements of the Corporation as at and for the year ended October 31, 2019 were audited by MNP LLP), have advised that they are independent with respect to the Corporation within the meaning of the Rules of Professional Conduct of the Chartered Professional Accountants of Alberta.

MNP LLP, the former auditors of Meta Growth, audited the consolidated annual financial statements of Meta Growth and related notes thereto, as of and for the years ended August 31, 2020 and 2019, attached as Schedule "A" to the Meta Growth BAR, which has been incorporated by reference in this Prospectus Supplement. MNP LLP have advised that they were, at the relevant time, independent with respect to Meta Growth within the meaning of the Rules of Professional Conduct of the Chartered Professional Accountants of Ontario.

MNP LLP, the former auditors of the Corporation, audited the consolidated annual financial statements and related notes thereto, as of and for the years ended October 31, 2019 and 2018, and were, at the relevant time, independent with respect to the Corporation within the meaning of the Rules of Professional Conduct of the Chartered Professional Accountants of Alberta.

The transfer agent and registrar for the Common Shares, Trading Warrants, February 2021 Warrants, May 2021 Warrants and Unsecured Convertible Debentures is Capital Transfer Agency, ULC at its principal offices in Toronto, Ontario.

EXEMPTIONS

Pursuant to a decision of the Autorité des marchés financiers dated March 17, 2021, the Corporation was granted a permanent exemption from the requirement to translate into French the Base Shelf Prospectus as well as the documents incorporated by reference therein and any prospectus supplement to be filed in relation to an "at-the-market" distribution. This exemption is granted on the condition that the Base Shelf Prospectus, this Prospectus Supplement and any prospectus supplement (other than in relation to an "at-the-market" distribution) be translated into French if the Corporation offers Securities to Québec purchasers in connection with an offering other than in relation to an "at-the-market" distribution.

RELATIONSHIP WITH ATB

On October 15, 2021, we entered into a credit agreement (the "ATB Credit Agreement") with ATB Financial, an affiliate of the Agents. Pursuant to the ATB Credit Agreement, ATB Financial has agreed to establish a revolving credit facility in an amount of up to $25,000,000 (comprised of an initial $10,000,000 limit and $15,000,000 accordion), with an expected interest rate of less than 6% per annum. The current balance on the credit facility is $4,000,000.

ATB provided various customary financial advisory services and research coverage to and for the Corporation in connection with the Arrangement. As a result of the foregoing relationship, the Corporation may be considered a "connected issuer" of ATB within the meaning of NI 33-105 for the purposes of applicable Canadian securities laws. The decision to distribute the Common Shares pursuant to this Prospectus Supplement, and the terms of this Offering, were negotiated at arm's length between the Corporation, ATB and ATB USA. ATB will not receive any benefit in connection with the Offering, other than the Commission.

STATUTORY RIGHTS OF WITHDRAWAL AND RESCISSION

The following is a description of a purchaser's statutory rights in connection with any purchase of Common Shares pursuant to the Offering, which supersedes and replaces the statement of purchasers' rights included in the Base Shelf Prospectus.

Securities legislation in some provinces and territories of Canada provides purchasers of securities with the right to withdraw from an agreement to purchase securities and with remedies for rescission or, in some jurisdictions, revisions of the price, or damages if the prospectus, prospectus supplement, and any amendment relating to securities purchased by a purchaser are not sent or delivered to the purchaser. However, purchasers of Common Shares distributed under an at-the-market distribution by the Corporation do not have the right to withdraw from an agreement to purchase the Common Shares and do not have remedies of rescission or, in some jurisdictions, revisions of the price, or damages for non-delivery of the prospectus, prospectus supplement, and any amendment relating to Common Shares purchased by such purchaser because the prospectus, prospectus supplement, and any amendment relating to the Common Shares purchased by such purchaser will not be sent or delivered, as permitted under Part 9 of NI 44- 102.

Securities legislation in some provinces and territories of Canada further provides purchasers with remedies for rescission or, in some jurisdictions, revisions of the price or damages if the prospectus, prospectus supplement, and any amendment relating to securities purchased by a purchaser contains a misrepresentation. Those remedies must be exercised by the purchaser within the time limit prescribed by securities legislation. Any remedies under securities legislation that a purchaser of Common Shares distributed under an at-the-market distribution by the Corporation may have against the Corporation or its agents for rescission or, in some jurisdictions, revisions of the price, or damages if the prospectus, prospectus supplement, and any amendment relating to securities purchased by a purchaser contain a misrepresentation will remain unaffected by the non-delivery of the prospectus referred to above.

A purchaser should refer to applicable securities legislation for the particulars of these rights and should consult a legal adviser.

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CERTIFICATE OF THE CORPORATION

Dated: December 3, 2021.

This short form prospectus, together with the documents incorporated in the prospectus by reference, as supplemented by the foregoing, constitutes full, true and plain disclosure of all material facts relating to the securities offered by the prospectus and this supplement, as required by the securities legislation of each of the provinces and territories of Canada.

"Harkirat (Raj) Grover" Harkirat (Raj) Grover Chief Executive Officer	"Rahim Kanji" Rahim Kanji Chief Financial Officer

On behalf of the Board

"Arthur Kwan" Arthur Kwan Director	"Nitin Kaushal" Nitin Kaushal Director

CERTIFICATE OF THE AGENTS

Dated: December 3, 2021.

To the best of our knowledge, information and belief, this short form prospectus, together with the documents incorporated in the prospectus by reference, as supplemented by the foregoing, constitutes full, true and plain disclosure of all material facts relating to the securities offered by the prospectus and this supplement, as required by the securities legislation of each of the provinces and territories of Canada.

ATB CAPITAL MARKETS INC. "Adam Carlson" Adam Carlson Managing Director

ATB CAPITAL MARKETS USA INC. "Adam Carlson" Adam Carlson Managing Director

CERTIFICATE OF THE PROMOTER

Dated: December 3, 2021.

This short form prospectus, together with the documents incorporated in the prospectus by reference, as supplemented by the foregoing, constitutes full, true and plain disclosure of all material facts relating to the securities offered by the prospectus and this supplement, as required by the securities legislation of each of the provinces and territories of Canada.

"Harkirat (Raj) Grover"
Harkirat (Raj) Grover

I-1

PART I
INFORMATION REQUIRED TO BE DELIVERED TO OFFEREES OR PURCHASERS

The information contained herein is subject to completion and amendment. A registration statement relating to these securities has been filed with the United States Securities and Exchange Commission. These securities may not be offered or sold nor may offers to buy be accepted prior to the time the registration statement becomes effective. This prospectus shall not constitute an offer to sell or the solicitation of an offer to buy nor shall there be any sale of these securities in any state of the United States in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such state of the United States.

This short form base shelf prospectus (this "Prospectus") is a base shelf prospectus. This Prospectus has been filed under legislation in each of the provinces and territories of Canada that permit certain information about these securities to be determined after this Prospectus has become final and that permit the omission of that information from this Prospectus. The legislation requires the delivery to purchasers of a prospectus supplement containing the omitted information within a specified period of time after agreeing to purchase any of these securities.

No securities regulatory authority has expressed an opinion about these securities and it is an offence to claim otherwise. This Prospectus constitutes a public offering of these securities only in those jurisdictions where they may be lawfully offered for sale and therein only by persons authorized to sell such securities.

The securities offered under this Prospectus have not been and will not be registered under the United States Securities Act of 1933, as amended (the "U.S. Securities Act"), or the securities laws of any state of the United States of America (the "United States" or "U.S."), and may not be offered or sold within the United States or to, or for the account or benefit of, U.S. Persons (as defined in Regulation S under the U.S. Securities Act) ("U.S. Persons") unless exemptions from the registration requirements of the U.S. Securities Act and the securities laws of the applicable state of the United States are available. This Prospectus does not constitute an offer to sell or a solicitation or an offer to buy any of the securities offered hereby within the United States or to, or for the benefit of, U.S. Persons. See "Plan of Distribution".

Information has been incorporated by reference in this Prospectus from documents filed with securities commissions or similar authorities in Canada. Copies of the documents incorporated herein by reference may be obtained on request without charge from the Chief Financial Officer of High Tide Inc., at Unit 112, 11127-15 Street N.E. Calgary, Alberta T3K 2M4, Telephone: 1-403-703-4272, Email: ir@hightideinc.com, and are also available electronically on the System for Electronic Document Analysis and Retrieval ("SEDAR") at www.sedar.com.

SHORT FORM BASE SHELF PROSPECTUS

New Issue	April 22, 2021

HIGH TIDE INC.

$100,000,000
Common Shares
Warrants
Units

I-1

Subscription Receipts
Debt Securities

This Prospectus relates to the offering for sale of: (i) common shares (the "Common Shares"); (ii) warrants (the "Warrants") to purchase other Securities (as defined hereinafter); (iii) units (the "Units") comprised of one or more of the other Securities; (iv) subscription receipts (the "Subscription Receipts"); and (v) debt securities (the "Debt Securities" and together with the Common Shares, Warrants, Units and Subscription Receipts, collective referred to herein as the "Securities") by High Tide Inc. (the "Corporation") from time to time, during the 25-month period that the Prospectus, including any amendments hereto, remains effective, in one or more series or issuances, with a total offering price of the Securities in the aggregate, of up to $100,000,000. The Securities may be offered for sale separately or in combination with one or more other Securities and may be sold from time to time in one or more transactions at a fixed price or prices (which may be changed) or at market prices prevailing at the time of sale, at prices determined by reference to such prevailing market prices or at negotiated prices.

The specific terms of any Securities offered will be described in one or more shelf prospectus supplements (collectively or individually, as the case may be, a "Prospectus Supplement"), including, where applicable: (i) in the case of Common Shares, the number of Common Shares offered, the offering price (or the manner of determination thereof if offered on a non-fixed price basis, including sales in transactions that are deemed to be "at-the-market distributions", as such term is defined under National Instrument 44-102 - Shelf Distributions ("NI 44-102")), whether the Common Shares are being offered for cash, and any other specific terms; (ii) in the case of Warrants, the number of Warrants being offered, the offering price (in the event the offering is a fixed price distribution), the manner of determining the offering price(s) (in the event the offering is a non-fixed price distribution), the designation, number and terms of the other Securities purchasable upon exercise of the Warrants, and any procedures that will result in the adjustment of those numbers, the exercise price, the dates and periods of exercise and any other specific terms; (iii) in the case of Units, the number of Units offered, the offering price, the designation, number and terms of the other Securities comprising the Units, and any other specific terms; (iv) in the case of Subscription Receipts, the number of Subscription Receipts being offered, the offering price (in the event the offering is a fixed price distribution), the manner of determining the offering price(s) (in the event the offering is a non-fixed price distribution), the terms, conditions and procedures for the conversion of the Subscription Receipts into other Securities, the designation, number and terms of such other Securities, and any other specific terms; and (v) in the case of Debt Securities, the designation of the Debt Securities, the aggregate principal amount of the Debt Securities being offered, the currency or currency unit in which the Debt Securities may be purchased, authorized denominations, whether payment on the Debt Securities will be senior or subordinated to the Corporation's other liabilities and obligations, the nature and priority of any security for the Debt Securities, any limit on the aggregate principal amount of the Debt Securities of the series being offered, the issue and delivery date, the maturity date, the offering price (at par, discount or at a premium), the interest rate or method of determining the interest rate, the interest payment date(s), any conversion or exchange rights that are attached to the Debt Securities, any redemption provisions, any repayment provisions, any arrangements with the trustee for the Debt Securities,  and  any  other  specific terms. Where required by statute, regulation or policy, and where Securities are offered in currencies other than Canadian dollars, appropriate disclosure of foreign exchange rates applicable to the Securities will be included in the Prospectus Supplement describing the Securities. A Prospectus Supplement may include specific variable terms pertaining to the Securities that are not within the alternatives and parameters described in this Prospectus.

All shelf information permitted under applicable laws to be omitted from this Prospectus will be contained in one or more Prospectus Supplements that will be delivered to purchasers together with this Prospectus (except where an exemption from such delivery has been obtained). Each Prospectus Supplement will be incorporated by reference to this Prospectus for the purposes of securities legislation as of the date of the Prospectus Supplement and only for the purposes of the distribution of the Securities to which the Prospectus Supplement pertains. Investors should read the Prospectus and any applicable Prospectus Supplement carefully before investing in the Securities.

The Corporation and/or any selling securityholders may offer and sell the Securities to or through underwriters or dealers purchasing as principals, and may also sell directly to one or more purchasers or through agents or pursuant to applicable statutory exemptions. See "Plan of Distribution". A Prospectus Supplement relating to a particular offering of Securities will identify each underwriter, dealer, agent or selling securityholder, as the case may be, involved in the sale of our Securities, the amounts, if any, to be purchased by underwriters, the plan of distribution of such Securities, including, to the extent applicable, any fees, discounts or any other compensation payable to underwriters, dealers or agents in connection with the offering, the initial issue price (in the event that the offering is a fixed price distribution), the net proceeds that we will receive and any other material terms of the plan of distribution.

The Securities may be sold from time to time in one or more transactions at a fixed price or prices or at non-fixed prices, such as market prices prevailing at the time of sale (including, without limitation, sales deemed to be "at-the-market distributions" as defined in NI 44-102, including sales made directly on the TSX Venture Exchange (the "TSXV") or other existing trading markets for the Securities, provided that the requirements of Part 9 of NI 44-102 are complied with in connection with the filing of a Prospectus Supplement for an "at-the-market" distribution), prices related to such prevailing market prices or prices to be negotiated with purchasers, which prices may vary as between purchasers and during the period of distribution of the Securities. If offered on a non-fixed price basis, the Securities may be offered at market prices prevailing at the time of sale, at prices determined by reference to the prevailing price of a specified security in a specified market or at prices to be negotiated with purchasers, in which case the compensation payable to an underwriter, dealer or agent in connection with any such sale will be decreased by the amount, if any, by which the aggregate price paid for the Securities by the purchasers is less than the gross proceeds paid by the underwriter, dealer or agent to us. The price at which the Securities will be offered and sold may vary from purchaser to purchaser and during the period of distribution.

In connection with any offering of Securities other than an "at-the-market distribution" (as defined under applicable Canadian legislation) (unless otherwise specified in the relevant Prospectus Supplement), the underwriters, dealers or agents, as the case may be, may over-allot or effect transactions which stabilize, maintain or otherwise affect the market price of the Securities at a level other than those which otherwise might prevail on the open market. Such transactions may be commenced, interrupted or discontinued at any time. See "Plan of Distribution". No underwriter of an at-the-market distribution, and no person or company acting jointly or in concert with an underwriter, may, in connection with the distribution, enter into any transaction that is intended to stabilize or maintain the market price of the Securities or securities of the same class as the Securities distributed under this Prospectus, including selling an aggregate number or principal amount of Securities that would result in the underwriter creating an over-allocation position in the Securities.

This offering is made by a foreign issuer that is permitted, under a multijurisdictional disclosure system adopted by the United States, to prepare this prospectus in accordance with the disclosure requirements of its home country. Prospective investors should be aware that such requirements are different from those of the United States. Financial statements included or incorporated herein, if any, have been prepared in accordance with International Financial Reporting Standards ("IFRS") as issued by the International Accounting Standards Board and thus may not be comparable to financial statements of United States companies.

Prospective investors should be aware that the acquisition of the securities described herein may have tax consequences both in the United States and in the home country of the Corporation. Such consequences for investors who are resident in, or citizens of, the United States may not be described fully herein.

The enforcement by investors of civil liabilities under the federal securities laws may be affected adversely by the fact that the Corporation is incorporated or organized under the laws of a foreign country, that some or all of its officers and directors may be residents of a foreign country, that some or all of the underwriters or experts named in this Registration Statement may be residents of a foreign country, and that all or a substantial portion of the assets of the Corporation and said persons may be located outside the United States.

THESE SECURITIES HAVE NOT BEEN APPROVED OR DISAPPROVED BY THE SECURITIES AND EXCHANGE COMMISSION NOR HAS THE COMMISSION PASSED UPON THE ACCURACY OR ADEQUACY OF THIS PROSPECTUS. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

The Corporation's outstanding Common Shares are listed and posted for trading on the TSXV under the symbol "HITI", on the on the OTCQB Venture Market (the "OTC") under the symbol "HITIF" and on the Frankfurt Stock Exchange (the "FSE") under the symbol "2LY". Effective November 19, 2020, certain warrants of the Corporation and the Corporation's unsecured convertible debentures (the "Unsecured Convertible Debentures") began trading on the TSXV under the symbols "HITI.WT" and "HITI.DB", respectively. Effective February 25, 2021, the 2021 Warrants (as defined hereinafter) issued pursuant to the Bought Deal Offering (as defined hereinafter) began trading on the TSXV under the symbol "HITI.WR". The closing price of the Common Shares on the TSXV, OTC, and FSE on April 21, 2021, the last trading date prior to the date of this Prospectus was $0.61, US$0.49, and €0.40 per Common Share, respectively. On April 21, 2021, the last trading date prior to the date of this Prospectus, the closing price of the Unsecured Convertible Debentures on the TSXV was $100 per Unsecured Convertible Debenture and the closing price of HITI.WT and HITI.WR on the TSXV was $0.32, and $0.285 per warrant, respectively. The offering of any Securities under this Prospectus and any Prospectus Supplement is subject to approval of certain legal matters by Garfinkle Biderman LLP.

Unless otherwise specified in the applicable Prospectus Supplement, each series or issue of Securities (other than Common Shares) will be a new issue of Securities with no established trading market. Accordingly, there is currently no market through which the Securities (other than Common Shares) may be sold and purchasers may not be able to resell such Securities purchased under this Prospectus. This may affect the pricing of such Securities in the secondary market, the transparency and availability of trading prices, the liquidity of such Securities and the extent of issuer regulation. See "Risk Factors".

Prospective investors should be aware that the purchase of Securities may have tax consequences that may not be fully described in this Prospectus or in any Prospectus Supplement, and should carefully review the tax discussion, if any, in the applicable Prospectus Supplement and in any event consult with a tax adviser.

An investment in the Securities is subject to a number of risks. See "Risk Factors" herein and in the annual information form of the Corporation dated March 5, 2021 (the "Annual Information Form") for a more complete discussion of these risks.

No underwriter has been involved in the preparation of this Prospectus or performed any review of the contents hereof.

In accordance with subsections 4.1(1) and 5.5(7) of NI 44-102, the Corporation will file, with this Prospectus, an undertaking with the securities regulatory authorities in each of the provinces and territories of Canada that the Corporation will not distribute Securities that, at the time of distribution, are novel specified derivatives or novel asset-backed securities, without first pre-clearing with the applicable regulator the disclosure to be contained in any Prospectus Supplement pertaining to the distribution of the novel specified derivatives or asset-backed securities.

The Corporation's head and registered office is located at Unit 112, 11127-15 Street N.E. Calgary, Alberta T3K 2M4.

The Corporation indirectly derives a portion of its revenues from the cannabis industry in certain states, including the states of Illinois, Michigan, California, and Ohio, which industry is illegal under U.S. federal law. As of the date of this Prospectus, the Corporation and its subsidiaries are not directly or indirectly engaged in the manufacture, importation, possession, use, sale or distribution of cannabis in the recreational or medical cannabis industry in the U.S. However, the Corporation and its subsidiaries may be considered to have ancillary involvement in the U.S. cannabis industry in the following respects: (i) in the U.S. cannabis industry at large, by virtue of (A) the operations of Valiant Distribution Inc. ("Valiant") and Valiant Distribution Canada Inc. ("Valiant Canada"), which involve the manufacture and distribution of branded consumption accessories in states such as Illinois, Michigan, California, and Ohio, in compliance with applicable laws, (B) the operations of the Grasscity Entities (as defined hereinafter) and Smoke Cartel USA, Inc. ("Smoke Cartel"), which involve the distribution of consumption accessories (such as grinders, rolling papers, glass bongs, smoking pipes, oil rigs and bubblers), through Grasscity.com and Smokecartel.com, respectively, in states such as Illinois, Michigan, California, and Ohio, in compliance with applicable laws, and (ii) the U.S. Industrial Hemp (as defined hereinafter) and Industrial Hemp-based cannabidiol ("CBD") industry, by virtue of the operations of the Grasscity Entities, which involve the distribution of CBD oils and capsules, CBD skin care products, CBD edibles, and CBD smoking accessories such as vaporizers and cartridges, through CBDCity.com, in states such as Illinois, Michigan, California, and Ohio, in compliance with applicable laws. Approximately 21% of the Corporation's balance sheet for the financial year of the Corporation ended October 31, 2020 related to the U.S. cannabis industry. As at the date of this Prospectus, the Corporation estimates that its balance sheet and operating statement exposure to U.S. cannabis-related activities is approximately 12%.

In the U.S., cannabis is largely regulated at the state level with certain states having authorized the medical and/or adult use of, and activities relating to, cannabis under certain circumscribed circumstances. However, as of the date of this Prospectus, the cultivation, distribution, possession, and use of cannabis is illegal under U.S. federal law pursuant to the Controlled Substance Act of 1970 (United States) (the "U.S. CSA"), subject to limited exceptions in respect of Industrial Hemp under certain circumscribed circumstances. The U.S. CSA classifies cannabis as a Schedule I controlled substance with a high potential for abuse and no currently accepted medical use, which cannot be safely prescribed (the United States Food and Drug Administration has also not approved cannabis as a safe and effective drug for any indication as of the date of this Prospectus). Consequently, a range of activities, including cultivation and the personal use of cannabis, are prohibited by U.S. federal law notwithstanding the existence of state-level laws permitting such activities in respect of medical and/or adult use cannabis at the state-level in the U.S. Such activities, as well as attempting or conspiring to violate the U.S. CSA, or aiding and abetting in a violation of the U.S. CSA, are criminal acts under U.S. federal law.

The supremacy clause in Article VI of the U.S. Constitution (the "Supremacy Clause") establishes that the U.S. Constitution and federal laws made pursuant to it are paramount, and in case of conflict between federal and state law, the federal law is paramount. In respect of the U.S. cannabis industry, the conflict between U.S. federal law and state-level laws amid the presence of the Supremacy Clause has significant implications for the U.S. cannabis industry at large. In particular, there is a significant risk that U.S. federal prosecutors may enforce U.S. federal laws and seek to prosecute actors involved in activities related to cannabis in the U.S. despite the fact that such activities may be in compliance with applicable state-level laws. Any enforcement of current U.S. federal laws by U.S. federal prosecutors could cause significant financial damage to the Corporation and the shareholders of the Corporation.

On January 4, 2018, former U.S. Attorney General Jeff Sessions issued a memorandum to U.S. district attorneys (the "Sessions Memorandum") which rescinded previous guidance from the U.S. Department of Justice ("DOJ") specific to cannabis enforcement in the U.S., including the Cole Memorandum and the 2014 Cole Memorandum (each, as defined hereinafter). With the Cole Memorandum and the 2014 Cole Memorandum rescinded, U.S. federal prosecutors have been given discretion in determining whether to prosecute cannabis related violations of U.S. federal law, subject to budgetary constraints. Mr. Sessions resigned on November 7, 2018, at the request of former U.S. President, Donald Trump. Following Mr. Sessions' resignation and the brief tenure of Matthew Whitaker as Acting U.S. Attorney General, William Barr was confirmed as the U.S. Attorney General on February 14, 2019. To the knowledge of the Corporation, the DOJ did not take a formal position on the enforcement of U.S. federal laws relating to cannabis under the leadership of Mr. Barr, or his successors, Acting U.S. Attorney Generals, Jeffery A. Rosen and John Demers, and further, has not taken a formal position on federal enforcement of laws relating to cannabis under the leadership of current Acting U.S. Attorney General, Monty Wilkinson. The current U.S. President, Joseph Biden has nominated Merrick Garland to succeed Mr. Wilkinson as the U.S. Attorney General. It is unclear what impact, if any, the new administration will have on U.S. federal government enforcement policy on cannabis.

There can be no assurance that U.S. state laws legalizing and regulating the sale and use of cannabis will not be repealed or overturned, or that local governmental authorities will not limit the applicability of state laws within their respective jurisdictions. Unless and until the U.S. Congress ("Congress") amends the U.S. CSA with respect to medical and/or adult use cannabis (and as to the timing or scope of any such potential amendments, there can be no assurance), there is a risk that U.S. federal prosecutors may enforce current U.S. federal law (even in states where the sale and use of cannabis is currently legal under applicable U.S. state laws), or that existing state laws governing cannabis and cannabis-related activities could be repealed or curtailed. Any such occurrence could have a Material Adverse Effect (as defined hereinafter).

In light of the political and regulatory uncertainty surrounding the treatment of U.S. cannabis-related activities, including the rescission of the Cole Memorandum (as defined hereinafter) and the 2014 Cole Memorandum, discussed above, on February 8, 2018, the Canadian Securities Administrators published Staff Notice 51-352 (Revised) - Issuers with U.S. Marijuana-Related Activities ("Staff Notice 51-352") setting out the Canadian Securities Administrator's disclosure expectations for specific risks facing issuers with cannabis-related activities in the U.S. Staff Notice 51-352 includes additional disclosure expectations that apply to all issuers with U.S. cannabis-related activities, including those with ancillary involvement in the U.S. cannabis industry. See "U.S. Cannabis-Related Activities Disclosure".

For the foregoing reasons, the nature of the Corporation's involvement in the U.S. cannabis industry may subject the Corporation and its subsidiaries to heightened scrutiny by regulators, stock exchanges, clearing agencies and other U.S. and Canadian authorities. There can be no assurance that such heightened scrutiny will not, in turn, lead to the imposition of certain restrictions on the ability of the Corporation and its subsidiaries to operate in the U.S. or any other jurisdiction. There are a number of risks associated with the business, operations, and activities of the Corporation and its subsidiaries (the "Business"). See "Risk Factors" in the Annual Information Form for further details.

CAUTIONARY NOTE REGARDING FORWARD-LOOKING INFORMATION

This Prospectus, and documents incorporated by reference herein, contains "forward-looking statements" and "forward-looking information" (collectively, "forward-looking statements") within the meaning of applicable Canadian securities laws and applicable U.S. securities laws. All statements, other than statements of historical facts, included in this Prospectus that addresses activities, events or developments that the Corporation expects or anticipates will or may occur in the future are forward-looking statements. In certain cases, forward-looking statements can be identified by the words such as "plans", "expects" or "does not expect", "is expected", "budget", "scheduled", "estimates", "forecasts", "intends", "anticipates" or "does not anticipate", or "believes", or variations of such words and phrases or statements that certain actions, events or results "may", "could", "would", "might" or "will be taken", "occur" or "be achieved" or the negative of these terms or comparable terminology.

Forward-looking statements in this Prospectus and in documents incorporated by reference herein include, or may include, but are not limited to, statements with respect to:

• the Corporation's business objectives and milestones and the anticipated timing of, and costs in connection with, the execution or achievement of such objectives and milestones;

• the Corporation's future growth prospects and intentions to pursue one or more viable business opportunities;

• the development of the Business and future activities following the date of this Prospectus;

• expectations relating to market size and anticipated growth in the jurisdictions within which the Corporation may from time to time operate or contemplate future operations;

• expectations with respect to economic, business, regulatory and/or competitive factors related to the Corporation or the cannabis industry generally;

• the impact of the novel coronavirus disease pandemic ("COVID-19") on the Corporation's current and future operations;

• the market for the Corporation's current and proposed product offerings, as well as the Corporation's ability to capture market share;

• the Corporation's strategic investments and capital expenditures, and related benefits;

• the distribution methods expected to be used by the Corporation to deliver its product offerings;

• the competitive landscape within which the Corporation operates and the Corporation's market share or reach;

• the performance of the Business;

• the number of additional cannabis retail store locations the Corporation and/or its subsidiaries proposes to add to the Business;

• the Corporation's ability to generate cash flow from operations and from financing activities;

• the Corporation's intention to pursue a listing of its Common Shares on the Nasdaq Stock Market (the "Nasdaq Exchange");

• the Corporation's ability to obtain, maintain, and renew or extend, applicable Authorizations (as defined hereinafter), including the timing and impact of the receipt thereof; and

• the realization of cost savings, synergies or benefits from the Corporation's recent and proposed acquisitions, and the Corporation's ability to successfully integrate the operations of any business acquired within the Business.

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Forward-looking statements are subject to certain risks and uncertainties. Although management of the Corporation ("Management") believes that the expectations reflected in these forward-looking statements are reasonable in light of, among other things, its perception of trends, current conditions and expected developments, as well as other factors that Management believes to be relevant and reasonable in the circumstances at the date that such statements are made, readers are cautioned not to place undue reliance on forward looking statements, as forward looking statements may prove to be incorrect. A number of factors could cause actual results to differ materially from a conclusion, forecast or projection contained in the forward-looking statements. Importantly, forward-looking statements contained in this Prospectus and in documents incorporated by reference are based upon certain assumptions that Management believes to be reasonable based on the information currently available to Management, including, but not limited to, the assumptions that:

• current and future members of Management will abide by the business objectives and strategies from time to time established by the Corporation;

• the Corporation will retain and supplement its board of directors (the "Board") and Management, or otherwise engage consultants and advisors having knowledge of the industries (or segments thereof) within which the Corporation may from time to time participate;

• the Corporation will have sufficient working capital and the ability to obtain the financing required in order to develop and continue its business and operations;

• the Corporation will continue to attract, develop, motivate and retain highly qualified and skilled consultants and/or employees, as the case may be;

• no adverse changes will be made to the regulatory framework governing cannabis, taxes and all other applicable matters in the jurisdictions in which the Corporation conducts business and any other jurisdiction in which the Corporation may conduct business in the future;

• the Corporation will be able to generate cash flow from operations, including, where applicable, distribution and sale of cannabis and cannabis products;

• the Corporation will be able to execute on its business strategy as anticipated;

• the Corporation will be able to meet all applicable requirements necessary to obtain and/or maintain its permits and licences;

• general economic, financial, market, regulatory, and political conditions, including the impact of COVID-19, will not negatively affect the Corporation or its Business;

• the Corporation will be able to successfully compete in the cannabis industry; and

• cannabis prices will not decline materially.

By their very nature forward-looking statements involve known and unknown risks, uncertainties and other factors which may cause the actual results, performance or achievements of the Corporation to be materially different from any future results, performance or achievements expressed or implied by the forward-looking statements. Although Management believes that the expectations reflected in, and assumptions underlying, such forward-looking statements are reasonable, it can give no assurance that such expectations will prove to have been correct. New factors emerge from time to time, and it is not possible for Management to predict all of those factors or to assess in advance the impact of each such factor on the Business or the extent to which any factor, or combination of factors, may cause actual results to differ materially from those contained in any forward-looking statement. Some of the risks that could cause results to differ materially from those expressed in forward-looking statements in this Prospectus and in documents incorporated by reference include:

• the Corporation's inability to attract and retain qualified members of Management to grow its Business;

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• unanticipated changes in economic and market conditions (including changes resulting from COVID-19) or in applicable laws;

• the impact of the publications of inaccurate or unfavourable research by securities analysts or other third parties;

• the Corporation's failure to complete future acquisitions or enter into strategic business relationships;

• interruptions or shortages in the supply of cannabis from time to time available to support the Corporation's operations from time to time;

• unanticipated changes in the cannabis industry in the jurisdictions within which the Corporation may from time to time conduct its business and operations, including he Corporations inability to respond or adapt to such changes;

• the Corporation's inability to secure or maintain favourable lease arrangements or the required approvals and permits necessary to conduct its business and operations and meet its targets;

• the Corporation's inability to secure desirable retail cannabis store locations on favourable terms; and

• risks relating to projections of the Corporation's operations.

Readers are cautioned that the foregoing list of factors are not exhaustive. The Corporation provides no assurance that forward-looking statements will prove to be accurate, as actual results and future events could differ materially from those anticipated in such statements. Accordingly, readers should not place undue reliance on forward-looking statements (including those in the documents incorporated herein by reference), and in evaluating forward-looking statements, readers should specifically consider various factors, including the risks outlined under "Risk Factors", which may cause actual results to differ materially from the results, performance or achievements of the Corporation expressed or implied by any forward-looking statements.

The forward-looking statements contained in this Prospectus are made as of the date of this Prospectus, and except as required by applicable Canadian securities laws, the Corporation does not intend, and does not assume any obligation, to update these forward-looking statements.

CAUTIONARY NOTE REGARDING FUTURE ORIENTED FINANCIAL INFORMATION

This Prospectus, and documents incorporated by reference herein, may contain future oriented financial information ("FOFI") within the meaning of applicable Canadian securities laws and applicable U.S. securities laws, about prospective results of operations, financial position or cash flows, based on assumptions about future economic conditions and courses of action, which FOFI is not presented in the format of a historical balance sheet, income statement or cash flow statement. The FOFI has been prepared by Management to provide an outlook of the Corporation's activities and results, and has been prepared based on a number of assumptions including the assumptions discussed under the heading "Cautionary Note Regarding Forward-Looking Information" and assumptions with respect to the costs and expenditures to be incurred by the Corporation, capital expenditures and operating costs, taxation rates for the Corporation and general and administrative expenses. Management does not have, or may not have had at the relevant date, firm commitments for all of the costs, expenditures, prices or other financial assumptions which may have been used to prepare the FOFI or assurance that such operating results will be achieved and, accordingly, the complete financial effects of all of those costs, expenditures, prices and operating results are not, or may not have been at the relevant date of the FOFI, objectively determinable.

Importantly, the FOFI contained in this Prospectus, and in documents incorporated by reference herein are, or may be, based upon certain additional assumptions that Management believes to be reasonable based on the information currently available to Management, including, but not limited to, assumptions about: (i) the future pricing for the Corporation's products, (ii) the future market demand and trends within the jurisdictions in which the Corporation may from time to time conduct the Business, and (iii) the Corporation's ongoing inventory levels, and operating cost estimates. The FOFI or financial outlook contained in this Prospectus, and in documents incorporated by reference herein do not purport to present the Corporation's financial condition in accordance with International Financial Reporting Standards ("IFRS") as issued by the International Accounting Standards Board, and there can be no assurance that the assumptions made in preparing the FOFI will prove accurate. The actual results of operations of the Corporation and the resulting financial results will likely vary from the amounts set forth in the analysis presented in any such document, and such variation may be material (including due to the occurrence of unforeseen events occurring subsequent to the preparation of the FOFI). The Corporation and Management believe that the FOFI has been prepared on a reasonable basis, reflecting Management's best estimates and judgments as at the applicable date. However, because this information is highly subjective and subject to numerous risks including the risks discussed under the heading "Risk Factors", FOFI or financial outlook within this Prospectus, and in documents incorporated by reference herein, should not be relied on as necessarily indicative of future results.

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Readers are cautioned not to place undue reliance on the FOFI or financial outlook contained in this this Prospectus, and in documents incorporated by reference herein. Except as required by applicable Canadian securities laws, the Corporation does not intend, and does not assume any obligation, to update such FOFI.

GENERAL MATTERS

You should rely only on the information contained in or incorporated by reference in this Prospectus or any applicable Prospectus Supplement. References to this "Prospectus" refer to this short form base shelf prospectus, including the documents incorporated by reference herein. We have not authorized anyone to provide you with information that is different than the information contained herein. The information contained on our website is not a part of this Prospectus and is not incorporated by reference into this Prospectus despite any references to such information in this Prospectus or the documents incorporated by reference, and prospective investors should not rely on such information when deciding whether or not to invest in the Securities. We are not making an offer of these Securities where the offer is not permitted by law.

Unless otherwise specified or the context otherwise requires, in this Prospectus, (i) all references to the "Corporation", "High Tide", "we", "us" and "our" refer to High Tide Inc., (ii) "Material Adverse Effect" means a material adverse effect on the business, the properties, assets, liabilities (including contingent liabilities), results of operations, financial performance, financial condition, or the market and trading price of the securities, of the Corporation and its subsidiaries, taken as a whole, and (iii) "Industrial Hemp" means cannabis and any part of that plant (including the seeds thereof), and all derivatives, extracts, cannabinoids, isomers, acids, salts, and salts of isomers, whether growing or not, with a tetrahydrocannabinol ("THC") concentration of not more than 0.3% on a dry weight basis.

We may, from time to time, sell any combination of the Securities described in this Prospectus in one or more offerings up to an aggregate amount of $100,000,000. This Prospectus provides a general description of the Securities that we may offer. All information permitted under applicable laws to be omitted from this Prospectus will be contained in one or more Prospectus Supplements that will be delivered to purchasers together with this Prospectus. Each Prospectus Supplement containing the specific terms of any Securities will be incorporated by reference into this Prospectus for the purposes of securities legislation as of the date of the Prospectus Supplement and only for the purposes of the distribution of the Securities to which the Prospectus Supplement pertains.

Before purchasing any Securities, prospective investors should carefully read both this Prospectus and the applicable accompanying Prospectus Supplement, together with the additional information provided in the documents incorporated by reference herein as described under the heading "Documents Incorporated by Reference".

FINANCIAL INFORMATION AND CURRENCY PRESENTATION

The financial statements of the Corporation incorporated by reference in this Prospectus are reported in Canadian dollars and have been prepared in accordance with IFRS. Unless otherwise specified or the context otherwise requires, all references to "$"and "dollars" refer to Canadian dollars.

MARKET AND INDUSTRY DATA

Unless otherwise indicated, information contained in this Prospectus (or in a document incorporated or deemed to be incorporated by reference herein) concerning the industry and the markets in which the Corporation operates, including its general expectations and market position, market opportunities and market share, is, or may be, based on information from independent industry organizations, other third-party sources (including industry publications, surveys and forecasts) and the studies and estimates of Management.

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Unless otherwise indicated, the Corporation's estimates are derived from publicly available information released by independent industry analysts and third-party sources as well as data from the Corporation's internal research, and include assumptions made by Management which Management believe to be reasonable based on their knowledge of the relevant industry and markets. Such internal research and assumptions have not been verified by any independent source, and the Corporation and Management have not independently verified any third party information. While Management believes the market position, market opportunity and market share information included, or which may be included, in this Prospectus or in a document incorporated or deemed to be incorporated by reference herein is generally reliable, such information is inherently imprecise. In addition, projections, assumptions and estimates of the Corporation's future performance and the future performance of the industry and markets in which the Corporation operates are necessarily subject to a high degree of uncertainty and risk due to a variety of factors, including those described under the headings "Cautionary Note Regarding Forward-Looking Information" and "Risk Factors".

DOCUMENTS INCORPORATED BY REFERENCE

Information has been incorporated by reference in this Prospectus from documents filed with the various securities commissions or similar regulatory authorities in Canada. Copies of the documents incorporated herein by reference may be obtained on request without charge from the Chief Financial Officer of the Corporation at Unit 112, 11127-15 Street N.E. Calgary, Alberta T3K 2M4, Telephone: 1-403-703-4272, Email: ir@hightideinc.com, and are also accessible under the Corporation's issuer profile on SEDAR at www.sedar.com.

The following documents, filed with the various securities commission or similar securities regulatory authorities in Canada are specifically incorporated by reference in, and form an integral part of, this Prospectus:

(a) the management information circular of the Corporation dated June 19, 2020, prepared in connection with the annual general and special meeting of the shareholders of the Corporation held on July 30, 2020;

(b) the management information circular of Meta Growth Corp. ("Meta Growth") dated September 23, 2020 (the "2020 Meta Circular"), prepared in connection with the special meeting of the shareholders of Meta Growth held on October 27, 2020 (the "Meta Special Meeting") to approve the components of the Arrangement (as defined hereinafter), excluding the following sections, schedules and appendices of, or information in, as applicable, the 2020 Meta Circular:

(i) Appendix "C" - "Fairness Opinion", being the fairness opinion of Echelon dated as of August 20, 2020 and delivered to the board of directors of Meta Growth;

(ii) Appendix "F" - "Pro Forma Financial Statements of High Tide", being the unaudited pro forma financial statements for the Corporation as at and for the period ended July 31, 2020 and for the year ended October 31, 2019, prepared strictly for use in connection with the Meta Special Meeting;

(iii) Schedule "B" to Appendix "D" -  "U.S. Cannabis-Related Activities Disclosure";

(iv) any information in the 2020 Meta Circular that has been specifically revised, corrected and supplanted under the heading "Revisions to Certain Previously Disclosed Information"; and

(v) in each case of (i) through to and including (iv) above, any summary information or information derived therefrom in the 2020 Meta Circular;

(c) the material change report of the Corporation dated November 25, 2020, in respect of the completion of the Arrangement (as such term is defined in the Annual Information Form);

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(d) the audited consolidated financial statements of the Corporation for the years ended October 31, 2020 and 2019 and the notes thereto, together with the auditor's report thereon (the "Annual Financial Statements");

(e) the management's discussion and analysis of the Corporation for the Annual Financial Statements;

(f) the Annual Information Form;

(g) the business acquisition report of the Corporation dated January 15, 2021 (the "Meta Growth BAR"), in respect of the Corporation's acquisition of Meta Growth pursuant to the Arrangement;

(h) The Smoke Cartel Acquisition Agreement (as such term defined in the Annual Information Form);

(i) the interim financial statements of the Corporation for the three months ended January 31, 2021 and 2020 and the notes thereto (the "Interim Financial Statements"); and

(j) the management's discussion and analysis of the Corporation for the Interim Financial Statements.

Any documents of the type required by National Instrument 44-101 - Short Form Prospectus Distributions to be incorporated by reference in a short form prospectus including certain material change reports (excluding material change reports filed on a confidential basis), comparative interim financial statements, comparative annual financial statements and the auditors' report thereon, management's discussion and analysis of financial condition and results of operations, information circulars, annual information forms, marketing materials (as such term is defined in National Instrument 41-101 - General Prospectus Requirements ("NI 41-101") and business acquisition reports filed by the Corporation with the securities commissions or similar authorities in the provinces of Canada during the term of this Prospectus are deemed to be incorporated by reference in this Prospectus.

Any statement contained in a document incorporated or deemed to be incorporated by reference herein shall be deemed to be modified or superseded for the purposes of this Prospectus to the extent that a statement contained herein or in any other subsequently filed document which also is, or is deemed to be, incorporated by reference herein modifies or supersedes such statement. The modifying or superseding statement need not state that it has modified or superseded a prior statement or include any other information set forth in the document that it modifies or supersedes. The making of a modifying or superseding statement shall not be deemed an admission for any purposes that the modified or superseded statement, when made, constituted a misrepresentation, an untrue statement of a material fact or an omission to state a material fact that was required to be stated or that was necessary to make a statement not misleading in light of the circumstances in which it was made. Any statement so modified or superseded shall not be deemed, except as so modified or superseded, to constitute a part of this Prospectus.

Upon a new annual information form and the related annual financial statements being filed by the Corporation with, and, where required, accepted by the securities commissions and similar authorities in the provinces and territories of Canada during the currency of this Prospectus, the previous annual information form, the previous annual financial statements and all interim financial statements, material change reports and annual filings or information circulars filed before the commencement of the Corporation's fiscal year in which the new annual information form is filed will be deemed no longer to be incorporated by reference into this Prospectus for purposes of future offers and sales of Securities under this Prospectus.

A Prospectus Supplement containing the specific terms in respect of any Securities, updated disclosure of earnings interest coverage ratios (if applicable) and any additional or updated information that the Corporation may elect to include (provided that such information does not describe a material change that has not already been the subject of a material change report or a prospectus amendment) will be delivered to purchasers of such Securities, together with this Prospectus, and will be deemed to be incorporated into this Prospectus as of the date of such Prospectus Supplement, but only for the purposes of the offering of such Securities.

Any template version of any "marketing materials" (as such terms are defined in NI 41-101) filed after the date of a Prospectus Supplement and before the termination of the distribution of the Securities offered pursuant to such Prospectus Supplement (together with this Prospectus) is deemed to be incorporated by reference in such Prospectus Supplement.

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WHERE YOU CAN FIND MORE INFORMATION

The Corporation is subject to the full informational requirements of the securities commissions or similar regulatory authority in all provinces and territories of Canada. Purchasers are invited to read and copy any reports, statements or other information, other than confidential filings, that Lightspeed files with the Canadian provincial and territorial securities commissions or similar regulatory authority. These filings are also electronically available from SEDAR at www.sedar.com and from EDGAR at www.sec.gov. Except as expressly provided herein, documents filed on SEDAR or on EDGAR are not, and should not be considered, part of this Prospectus.

The Corporation has filed with the SEC under the Securities Act this Registration Statement relating to the securities being offered hereunder, of which this Prospectus forms a part. This Prospectus does not contain all of the information set forth in this Registration Statement, certain items of which are contained in the exhibits to this Registration Statement as permitted or required by the rules and regulations of the SEC. Items of information omitted from this Prospectus Supplement but contained in this Registration Statement will be available on the SEC's website at www.sec.gov.

As a foreign private issuer, the Corporation is exempt from the rules under the United States Securities Exchange Act of 1934 (the "Exchange Act") prescribing the furnishing and content of proxy statements, and the Corporation's officers and directors are exempt from the reporting and short swing profit recovery provisions contained in Section 16 of the Exchange Act. The Corporation's reports and other information filed or furnished with or to the SEC are available from EDGAR at www.sec.gov, as well as from commercial document retrieval services.

DOCUMENTS FILED AS PART OF THE REGISTRATION STATEMENT

In addition to the documents specified in this Prospectus under "Documents Incorporated by Reference", above, the following documents have been or will be filed with the SEC as part of the registration statement of which this Prospectus forms a part:

1. the documents set out under the heading "Documents Incorporated by Refernce";

2. the consents of the Corporation's auditor, legal counsel and any experts identified herein, if applicable; and

2. the powers of attorney from the directors and certain officers of the Corporation.

A copy of the form of any warrant indenture, subscription receipt agreements or statement of eligibility of trustee on Form T-1, as applicable, will be filed by post-effective amendment or by incorporation by reference to documents filed or furnished with or furnished to the SEC under the Exchange Act.

ENFORCEABILITY OF CIVIL LIABILITIES BY U.S. INVESTORS

The Corporation is a corporation existing under the Business Corporations Act (Alberta). Some of our directors and officers, and some of the experts named in this Prospectus, are residents of Canada or otherwise reside outside the United States, and all or a substantial portion of their assets, and a majority of our assets, are located outside the United States. We have appointed an agent for service of process in the United States, but it may be difficult for U.S. investors to effect service within the United States upon those directors, officers and experts who are not residents of the United States. It may also be difficult for U.S. investors to realize upon judgments of courts of the United States predicated upon the Corporation's civil liability and the civil liability of its directors, officers and experts under the United States federal securities laws.

You should not assume that Canadian courts would enforce judgments of United States courts obtained in actions against us or such persons predicated on the civil liability provisions of the United States federal securities laws or the securities or "blue sky" laws of any state within the United States or would enforce, in original actions, liabilities against us or such persons predicated on the United States federal securities or any such state securities or "blue sky" laws. We have been advised that a judgement of a United States court predicated solely upon civil liability under United States federal securities laws would probably be enforceable in Canada if the United States court in which the judgment was obtained has a basis for jurisdiction in the matter that would be recognized by a Canadian court for the same purposes. We have also been advised, however, that there is substantial doubt whether an action could be brought in Canada in the first instance on the basis of liability predicated solely upon United States federal securities laws.

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We have filed with the SEC, concurrently with our Registration Statement on Form F-10, an appointment of agent for service of process on Form F-X. Under the Form F-X, we appointed Cogency Global Inc. as our agent for service of process in the United States in connection with any investigation or administrative proceeding conducted by the SEC, and any civil suit or action brought against or involving the Corporation in a United States court arising out of, related to, or concerning this offering.

SUMMARY DESCRIPTION OF THE BUSINESS

General

The Corporation is an Alberta-based, retail-focused cannabis company enhanced by the manufacturing and wholesale distribution of consumption accessories. As of the date of this Prospectus, the Corporation is one of the largest cannabis retailers in Canada, with 84 operating retail cannabis locations (including jointly-owned and branded retail store locations) across Canada. As a vertically-integrated company, the Corporation is engaged in the Canadian cannabis market through a portfolio of subsidiaries, including Canna Cabana Inc. ("Canna Cabana"), KushBar Inc. ("KushBar"), and META Growth (which together represent the retail segment of the Business), and Valiant Canada and Valiant (which represents the wholesale segment of the Business).

As of the date of this Prospectus, the Corporation operates a total of 84 cannabis retail stores, consisting of (i) 55 cannabis retail stores in the Province of Alberta, (ii) 17 cannabis retail stores in the Province of Ontario, (iii) 3 cannabis retail stores in the Province of Saskatchewan, and (iv) 9 cannabis retail stores in the Province of Manitoba. Each cannabis retail store is operated in accordance with applicable laws, and in particular, in compliance with the applicable consents, licenses, registrations, permits, authorizations, permissions, orders, and/or approvals (collectively, "Authorizations") required to engage in the retail sale and distribution of adult-use cannabis and cannabis products at licensed premises (such Authorizations, the "Retail Store Authorizations"). All cannabis and cannabis products offered for sale by the Corporation and its subsidiaries are offered for sale in strict compliance with the various regulatory frameworks in the respective jurisdictions governing adult-use cannabis.

The Corporation is a reporting issuer in Canada, in the provinces of British Columbia, Alberta, Saskatchewan, Manitoba, Ontario, New Brunswick, Nova Scotia, Prince Edward Island, Newfoundland, North West Territories, Yukon and Nunavut. The Common Shares are listed on the TSXV, under the trading symbol "HITI", on the FSE, under the trading symbol "2LY", and on the OTC, under the trading symbol "HITIF". Effective November 19, 2020, the Warrants and the Unsecured Convertible Debentures began trading on the TSXV under the symbols "HITI.WT" and "HITI.DB", respectively. Effective February 25, 2021, the Warrants issued pursuant to the Bought Deal Offering began trading on the TSXV under the symbol "HITI.WR".

History

The Corporation was incorporated under the Business Corporations Act (Alberta) ("ABCA") on February 8, 2018, under the name "High Tide Ventures Inc.". Effective October 4, 2018, the Corporation amended its articles of incorporation and changed its name to "High Tide Inc." Since its inception, the Corporation has grown, both organically and via strategic acquisitions (including, its most recent acquisition of Meta Growth and Smoke Cartel), to emerge as a leader in the evolving cannabis market within Canada. As one of Canada's largest and fastest-growing retail-focused cannabis companies, the Corporation continues to pursue rapid growth to expand its presence across various jurisdictions in Canada, with its principal business segment focused on the distribution and sale of cannabis and cannabis products in the provinces of Alberta, Ontario, Saskatchewan, and Manitoba.

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Intercorporate Relationships

As at the date of this Prospectus, the Corporation has 10 direct and 19 indirect, wholly-owned subsidiaries, and two indirect, majority-owned subsidiaries. The Corporation also holds a 50% direct interest in Saturninus Partners, a general partnership existing under the laws of the Province of Ontario, and 49% indirect interest in four partnerships existing under the laws of the Province of Manitoba.

As at the date of this Prospectus, the Corporation operates the Business through the following material wholly-owned subsidiaries:

• Valiant Canada, a wholly-owned subsidiary of the Corporation formed under the ABCA on November 1, 2020, pursuant to articles of amalgamation filed in respect of the amalgamation of RGR Canada Inc. ("RGR Canada") and Famous Brandz Inc. ("Famous Brandz"), both of which were wholly-owned subsidiaries of the Corporation.

• Canna Cabana, a wholly-owned subsidiary of the Corporation formed under the ABCA on November 1, 2020, pursuant to articles of amalgamation filed in respect of the amalgamation of Canna Cabana Inc. (as constituted at such time, "Old Canna Cabana") and Canna Cabana (SK) Inc. ("Canna SK"), both of which were wholly-owned subsidiaries of the Corporation.

• KushBar, a wholly-owned subsidiary of the Corporation incorporated under the ABCA on January 9, 2018.

• Valiant, a wholly-owned subsidiary of the Corporation incorporated under the laws of the State of Delaware on April 6, 2019.

• 2680495 Ontario Inc., a wholly-owned subsidiary of the Corporation formed incorporated under the Business Corporations Act (Ontario) on February 11, 2019.

• High Tide Inc. B.V., a wholly-owned subsidiary of the Corporation incorporated under the laws of the Netherlands on November 20, 2018.

• Meta Growth, a wholly-owned subsidiary of the Corporation incorporated under the ABCA on June 18, 2015.

• Smoke Cartel, a wholly-owned subsidiary of the Corporation incorporated under the laws of New York.

The following chart sets out the material intercorporate relationships of the Corporation as at the date of this Prospectus:

Note:

1. Saturninus Partners is a general partnership established in the Province of Ontario, in which the Corporation holds a direct 50% interest.

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The following chart sets out the material intercorporate relationships of Meta Growth, a wholly-owned subsidiary of the Corporation, as at the date of this Prospectus:

Below is a summary of the business and operations of the Corporation's material subsidiaries within the retail and wholesale segments of the Business, as at the date of this Prospectus.

Canna Cabana

Canna Cabana is the successor entity to Old Canna Cabana and Canna SK, both of which were wholly-owned subsidiaries of the Corporation, and were amalgamated in November 2020 pursuant to the ABCA to form Canna Cabana. Canna Cabana is the Corporation's primary retail cannabis business, offering for retail sale various cannabis products and accessories through its provincially-authorized cannabis retail store locations. As of the date of this Prospectus, Canna Cabana operates a retail cannabis chain with 45 branded stores operating across Canada, in the provinces of Alberta, Ontario and Saskatchewan.

Canna Cabana's flagship retail concept is designed to expose customers to a unique, consistent and scalable retail design and customer experience, and to emphasize the holistic and natural qualities of cannabis. Through its in-store displays, its highly trained and knowledgeable staff, and a tailored store atmosphere, Canna Cabana aims at creating a sophisticated yet playful customer experience, while educating customers and providing them with insight and guidance with respect to its product offerings.

Meta Growth

Meta Growth is the Corporation's secondary retail cannabis business (and its most recently added retail cannabis chain), offering for retail sale various cannabis products and accessories through its provincially-authorized cannabis retail store locations. As of the date of this Prospectus, Meta Growth operates 35 branded stores across Canada, in the provinces of Ontario, Manitoba, and Saskatchewan. The Meta Growth retail cannabis chain offers a curated selection of top-shelf quality cannabis and accessories, both online and through retail spaces that are cool, comfortable, and designed to enhance customer experience. Through its network of recreational cannabis retail stores, Meta Growth strives to enable the public to gain knowledgeable access to Canada's network of persons duly authorized under applicable laws to engage in the cultivation, production, growth and/or distribution of cannabis (such persons, "Licensed Producers"). As of the date of this Prospectus, Meta Growth operates its retail cannabis stores under the brand names "META" and "NewLeaf", in the provinces of Alberta, Saskatchewan, Ontario, and Manitoba. Meta Growth intends to establish its presence in the Province of British Columbia once it receives the appropriate Authorizations in British Columbia. Any such expansion is subject to obtaining the required Authorizations.

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KushBar

KushBar operates a retail cannabis chain with three branded stores operating in the Province of Alberta. Founded in 2018, KushBar is the Corporation's tertiary retail cannabis business, offering for retail sale various cannabis products and accessories through its provincially-authorized cannabis retail store locations.

KushBar's flagship retail concept is designed to expose customers to a clean and stylish ambiance and offer them a unique, modern customer experience that emphasizes the holistic and natural qualities of cannabis. Through its in-store displays, its highly trained and knowledgeable staff, and a tailored store atmosphere, KushBar aims at bringing the KushBar vibe to life, while educating customers and providing them with insight and guidance with respect to its product offerings.

As of the date of this Prospectus, the Corporation has entered into an amended and restated asset purchase agreement dated September 1, 2020 with Halo Labs Inc., pursuant to which the Corporation has agreed to sell its three operating KushBar retail cannabis stores to Halo Kushbar Retail Inc., a wholly owned subsidiary of Halo Labs Inc., for aggregate consideration of $5,700,000.

Grasscity Entities

Based in Amsterdam, Netherlands, SJV B.V. and SJV2 B.V. (together, the "Grasscity Entities") operate Grasscity.com, one of the world's premier online stores for smoking accessories and cannabis lifestyle products. Established in 2000, Grasscity.com is one of the most searched and visited smoking accessories retailers, with approximately 5,800,000 million site visits annually. Grasscity.com offers an extensive selection of hand-picked smoking accessories and cannabis lifestyle products, from grinders and rolling papers to one-of-a-kind glass bongs, smoking pipes, oil rigs and bubblers. The Grasscity.com e-commerce platform generates over 90% of its revenues from customers located in the United States.

The Grasscity Entities also operate CBDCity.com, one of the world's newest online stores selling a wide variety of CBD-focused products to international consumers. Established in May 2020, CBDCity.com is backed by a team with over 20 years of e-commerce experience and offers an extensive selection of hand-picked CBD oils and capsules, CBD skin care products, CBD edibles and CBD smoking accessories such as vaporizers and cartridges. CBDCity.com conducts its operations within those States of the United States in which activities relating to industrial hemp and industrial hemp-based CBD have been legalized under applicable laws.

Valiant Canada

Valiant Canada is the successor entity to RGR Canada and Famous Brandz, both of which were wholly-owned subsidiaries of the Corporation, and were amalgamated in November 2020 pursuant to the ABCA to form Valiant Canada.

As a successor to RGR Canada, Valiant Canada is an established designer and international leader in the manufacture and distribution of high-quality, innovative cannabis accessories. Valiant Canada represents the wholesale segment of the Business, offering a suite of proprietary brands which have over time become well known amongst consumers. Valiant Canada's proprietary brands include names such as "Atomik", "Evolution", "Puff Puff Pass", "Vodka Glass" and "Zoom Zoom".

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Based in Calgary, Alberta, Valiant Canada's design and development team continues to design products tailored to evolving market trends and consumer preferences that reflect technological innovation and comply with applicable laws. Through its relationships with its manufacturers, based in Asia, Canada, the United States, and elsewhere, which specialize in various areas of assembly and manufacturing, Valiant Canada continues to deliver to market a suite of high quality, proprietary products (such as high-quality rolling papers) as well as third-party branded products (such as Juju, Zig Zag, and Pax).

As a successor to Famous Brandz, Valiant Canada is also an established leader in the manufacture and distribution of branded smoking accessories and other alternative lifestyle products. Valiant Canada utilizes licensed trademarks associated with leading smoking culture brands established by celebrities and entertainment companies (such as Snoop Dogg Pounds, Trailer Park Boys, Cheech & Chong's Up in Smoke, and Jay and Silent Bob) in its design and manufacture of various branded smoking accessories and other alternative lifestyle products. Valiant Canada distributes its products to wholesalers and retailers across the globe through business-to-business distribution channels and through a business-to-customer retail e-commerce platform. Valiant Canada has established relationships with a wide network of distributors, wholesalers and retailers with a presence across Canada, the United States and Europe, with the majority of its products being offered for sale in the United States.

Smoke Cartel

Smoke Cartel is one of the leading online retailers of glass water pipes, vaporizers, consumption accessories, and hemp derived CBD products. Smoke Cartel provides a marketplace with a wide variety of high-quality products, subscription boxes, reliable customer service, and rapid dependable shipping. Smoke Cartel leverages its proprietary marketplace technology to seamlessly connect brands & vendors with its growing customer base built over the last 7 years. Smoke Cartel's website at www.smokecartel.com offers fast load times and optimizations, making the customer experience quick, seamless, and engaging.

Retail Cannabis Stores

The following chart sets out the retail cannabis stores operated by the Corporation as at the date of this Prospectus:

Municipality and Province	Number of Stores	Store Brand
Airdrie, Alberta	3	Canna Cabana and NewLeaf
Banff, Alberta	1	Canna Cabana
Beaumont, Alberta	1	Canna Cabana
Bonnyville, Alberta	1	Canna Cabana
Brandon, Manitoba	1	Meta Growth
Burlington, Ontario	2	Canna Cabana
Calgary, Alberta	23	Canna Cabana and NewLeaf
Camrose, Alberta	1	KushBar
Canmore, Alberta	1	Canna Cabana
East York, Ontario	1	Canna Cabana
Edmonton, Alberta	7	Canna Cabana and NewLeaf
Edson, Alberta	1	Canna Cabana
Fort Saskatchewan, Alberta	1	Canna Cabana

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Municipality and Province	Number of Stores	Store Brand
Grande Prairie, Alberta	1	Canna Cabana
Guelph, Ontario	1	Meta Growth
Hamilton, Ontario	1	Canna Cabana
Kitchener, Ontario	1	Meta Growth
Lacombe, Alberta	1	Canna Cabana
Leduc, Alberta	1	NewLeaf
Lethbridge, Alberta	2	Canna Cabana and NewLeaf
Lloydminster, Alberta	1	Canna Cabana
London, Ontario	1	Canna Cabana
Medicine Hat, Alberta	2	KushBar and Canna Cabana
Morinville, Alberta	1	KushBar
Moose Jaw, Saskatchewan	1	Meta Growth
Morden, Manitoba	1	Meta Growth
Niagara Falls, Ontario	1	Canna Cabana
Opaskwayak Cree Nation, Manitoba	1	Meta Growth
Okotoks, Alberta	1	Canna Cabana
Olds, Alberta	1	Canna Cabana
Ottawa, Ontario	1	Meta Growth
Red Deer, Alberta	1	Canna Cabana
Scarborough, Ontario	1	Meta Growth
St. Albert, Alberta	2	Canna Cabana and NewLeaf
Sudbury, Ontario	1	Canna Cabana
Swift Current, Saskatchewan	1	Canna Cabana
Tisdale, Saskatchewan	1	Canna Cabana
Toronto, Ontario	5	Canna Cabana and Meta Growth
Waterloo, Ontario	1	Canna Cabana
Whitecourt, Alberta	1	Canna Cabana
Winnipeg, Manitoba	6	Meta Growth

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Recent Developments

COVID-19

On March 11, 2020, the World Health Organization recognized the outbreak of COVID-19 as a pandemic, which has had a profound impact on the global economy. The pandemic has been a rapidly evolving situation throughout the year, which the Corporation has been closely monitoring. Initially, certain provincial and territorial governments in Canada imposed various degrees of temporary lockdown measures forcing non-essential businesses to close during the pandemic, including retail cannabis stores in some jurisdictions, while certain other jurisdictions allowed retail cannabis stores to remain open with certain operational limitations and protocols.

Although the original provincial lockdown measures have since been eased in most areas, there has been a recent trend of stricter lockdown measures being imposed again across various jurisdictions, as a result of the recent increase in COVID-19 cases across Canada. On January 12, 2021, for example, Ontario declared an emergency and issued a stay-at-home order, effective January 14, 2021 as a public health measure. Under the stay-at-home order, retail cannabis stores in the Province of Ontario are able to continue offering curbside pickup and delivery. However, in-store sales are not permitted during this period.

As of the date of this Prospectus, to the knowledge of the Corporation, retail cannabis stores across the provinces of Alberta, British Columbia, and Manitoba remain open allowing for in-store sales with pandemic protocols in place. However, there is a possibility that further lockdown measures could be imposed or extended across one or more provinces and territories of Canada given the recent increase in COVID-19 cases across Canada. Any stay-at-home order in the provinces in which the Corporation and its subsidiaries conduct the Business may have a Material Adverse Effect.

As at the filing date of the Interim Financial Statements, the Corporation's operations and financial condition were not materially affected by COVID-19, which has largely been due to the Corporation having organized the Business to diversify both its revenue stream geographically (within Canada and other jurisdictions outside of the U.S.), and its product offerings. The Corporation believes that, amid COVID-19, product and revenue stream diversification, combined with its participation in the Canada Emergency Wage Subsidy ("CEWS"), as described below, have allowed it to effectively offset any material, location-specific impact of COVID-19 on the Corporation's operations and financial condition.  In particular, notwithstanding COVID-19-related lockdowns and restrictions (including "curb-side pickup" governmental orders) the Corporation has been able to continue to operate its cannabis retail locations within Canada without prolonged interruption and has been able to source its product offerings without material difficulties.

In light of the evolving nature of the COVID-19 pandemic, the Corporation continues to monitor the impact of COVID-19 on its operations and financial condition on an ongoing basis and intends to supplement its disclosure in future filings, where required under applicable Canadian securities laws, to disclose any material impact of COVID-19 on its operations and financial condition.

Toronto Canna Cabana Litigation

In this subheading, the "First Expression of Interest Application Lottery" means the lottery conducted by the Alcohol and Gaming Commission of Ontario (the "AGCO"), on January 11, 2019, for the allocation of one of the 25 limited opportunities to apply for a Retail Store Authorization to operate a cannabis retail store in the Province of Ontario.

In March 2019, the Corporation entered into an option agreement (the "2019 Option Agreement") with a third winner (the "Toronto Lottery Winner") selected in the First Expression of Interest Application Lottery and an entity controlled by the Toronto Lottery Winner (together with the Toronto Lottery Winner, the "Toronto Litigants"), in respect of the establishment and operation of a retail cannabis store within the City of Toronto, Ontario.

In November 2020, the Toronto Litigants commenced an originating application (the "Application") in the Court of Queen's Bench of Alberta against the Corporation, in respect of the 2019 Option Agreement. The Application seeks (i) a declaration that the 2019 Option Agreement is valid and binding, (ii) a declaration that the Toronto Lottery Winner validly exercised a "put option" granted to the Toronto Lottery Winner pursuant to the terms of the 2019 Option Agreement, and (iii) in the alternative, a declaration that the Toronto Lottery Winner has not extinguished their right to exercise the "put option" again.

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The Court of Queen's Bench of Alberta was scheduled to hear the Application on April 9, 2021; however, on April 8, 2021, the Corporation and the Toronto Litigants entered into a settlement agreement (the "Settlement Agreement"), pursuant to which the Toronto Litigants' "put option" pursuant to the 2019 Option Agreement, has been exercised at a deemed price of $4,048,732.19, and in addition the Corporation shall purchase from the Toronto Litigants the book value of all inventory at the cannabis retail store on closing, and any outstanding amount (as at closing) of any indebtedness incurred by the Toronto Litigants in relation to the build-out and start-up of the cannabis retail store in accordance with the terms of the 2019 Option Agreement.

Nasdaq Listing

In December 2020, the Corporation announced its intention to pursue an additional listing of the Common Shares the Nasdaq Exchange, as part of its capital markets initiative, with the goal of enhancing shareholder value.

As of the date of this Prospectus, the Corporation has filed a standard-form listing application with the Nasdaq Exchange, in respect of the proposed listing of the Common Shares. The Corporation is required to register the Common Shares under the Securities Exchange Act of 1934, as amended, by filing a registration statement on Form 40-F with the U.S. Securities and Exchange Commission. On March 22, 2021, the Corporation filed the Form 40-F with the U.S. Securities and Exchange Commission.

The Corporation is expected to become a reporting company within the U.S. upon the Form 40-F registration statement being declared effective, which is expected to occur concurrently with the listing on the Nasdaq Exchange. As of the date of this Prospectus, the Corporation continues to work with its Canadian and U.S. legal counsel and has filed the Form 40-F registration statement, subject to there being no delays in the Nasdaq Exchange's review of listing application. In particular, although the Nasdaq Exchange is expected to begin its review of the Corporation's listing application, the Corporation has been advised by its U.S. legal counsel that, as a result of normal-course backlogs and delays in the Nasdaq Exchange's review of listing applications, the Nasdaq Exchange's complete review process could take up to 5 months.

In order to be listed on the Nasdaq Exchange, the Corporation must meet the Nasdaq Exchange's minimum listing requirements, one of which requires the Corporation to have the required stockholders equity. The Corporation is currently in the process of assessing its ability to satisfy this requirement together with its Canadian and U.S. legal counsel. In connection with the proposed listing of the Common Shares on the Nasdaq Exchange, the Corporation may be required to undertake a reorganization of its capital structure in order to meet the minimum share price requirements of the Nasdaq Exchange, and may in order to give effect thereto, undertake a consolidation of the issued and outstanding Common Shares, if and to the extent necessary.

Any listing of the Common Shares on the Nasdaq Exchange remains subject to the satisfaction of all applicable listing requirements of the Nasdaq Exchange, and applicable regulatory requirements. There can be no assurance as to the successful listing of the Common Shares on the Nasdaq Exchange, or the timing of any such listing.

Bought Deal Offering

On February 22, 2021, the Corporation completed a bought deal short-form prospectus offering (the "Bought Deal Offering") of units (each, a "2021 Unit") (including the exercise in full of the underwriters' over-allotment option), in connection with which the Corporation issued an aggregate of 47,916,665 2021 Units at a price of $0.48 per 2021 Unit, for aggregate gross proceeds of $22,999,999.20. Each 2021 Unit was comprised of one Common Share and one half of one Common Share purchase warrant (each, a "2021 Warrant"). Each whole 2021 Warrant entitles the holder thereof to purchase one additional Common Share at an exercise price of $0.58, until February 22, 2024. Effective February 25, 2021, the 2021 Warrants issued pursuant to the Bought Deal Offering began trading on the TSXV under the symbols "HITI.WR".

Smoke Cartel Acquisition

On March 24, 2021, the Corporation completed the acquisition of Smoke Cartel. The acquisition was completed pursuant to the terms of the Smoke Cartel Acquisition Agreement previously announced by the Corporation on January 25, 2021. The Corporation acquired all of the issued and outstanding shares of Smoke Cartel (the "SC Shares") for US$8,000,000, implying an approximate value of US$0.31 per SC Share.

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The consideration was comprised of: (i) 9,540,754 Common Shares, having an aggregate value of US$6,000,000 with each Common Share priced at the 10-day volume weighted average price of the Common Shares on the TSXV immediately prior to the closing of the acquisition (the "Share Consideration"); and (ii) US$2,000,000 in cash (the "Cash Consideration"). As a result of U.S. securities law considerations and negotiations between the parties, certain Smoke Cartel significant shareholders agreed to allow the Cash Consideration to be allocated first to Smoke Cartel's shareholders generally, who were paid fully in cash, using all or a portion of the Cash Consideration.

Pursuant to the Smoke Cartel Acquisition Agreement, 25% of the Share Consideration were placed in escrow for a period of 12 months from date of closing.

Officer Appointments

Effective March 15, 2021, the Corporation appointed Aman Sood as Chief Operating Officer of the Corporation.

March 24, 2021, in connection with the Smoke Cartel acquisition, the Corporation appointed Sean Geng, founder and Chief Technology Officer of Smoke Cartel, as Chief Technology Officer of the Corporation to oversee all information technology and e-commerce initiatives for the Corporation globally.

Potential Acquisitions

Consistent with its past practice and in the normal course, the Corporation may have outstanding non-binding letters of intent and/or conditional agreements, or may otherwise be engaged in discussions with respect to possible acquisitions of, or joint ventures involving, certain complementary businesses which may or may not be material. There can be no assurance that any of these letters, agreements and/or discussions will result in an acquisition or joint venture and, if they do, what the final terms or timing of any acquisition or joint venture would be. The Corporation expects to continue to actively pursue other acquisition, joint venture and investment opportunities.

Non-Canadian Operations

As at the date of this Prospectus, the Corporation conducts operations in the United States through Valiant Canada (the successor to Famous Brandz), Valiant, and Smoke Cartel, within States in which the manufacture and distribution of branded consumption accessories permitted under applicable laws, including the States of Illinois, Michigan, California, and Ohio. In May 2020, the Corporation launched CBDCity.com and began conducting additional operations in the United States through the Grasscity Entities, within States in which activities relating to industrial hemp and industrial hemp-based CBD have been legalized under applicable laws. The Corporation also conducts operations in the Netherlands through the Grasscity Entities, in accordance with applicable laws.

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REGULATORY OVERVIEW

The following summary is intended to provide a general overview of the primary Canadian federal and provincial laws and regulations in respect of the distribution and sale of adult-use cannabis, cannabis products and cannabis accessories. The provincial and territorial regulatory frameworks relating to cannabis are complex and rapidly evolving, with provincial and territorial governments in Canada having taken different approaches to regulating cannabis and cannabis-related activities. The below summary is not intended to be an exhaustive, and does not address the laws and regulations of any other jurisdiction. The Corporation continues to monitor regulatory developments and their impact(s) on the Business, including the Corporation's proposed plans for further expansion and growth.

Federal Framework

On October 17, 2018, the Cannabis Act and the Cannabis Regulations came into force in Canada, replacing the Access to Cannabis for Medical Purposes Regulations ("ACMPR") and the Controlled Drugs and Substances Act ("CDSA") as the governing laws and regulations in respect of the production, processing, sale and distribution of cannabis for medical and adult recreational use.

The Cannabis Act provides a licensing and permitting framework for the cultivation, processing, importation, exportation, testing, packaging, labelling, sending, delivery, transportation, sale, possession and disposal of cannabis for adult recreational use, which is implemented by the Cannabis Regulations. Among other things, the Cannabis Act:

• Contains restrictions on the amounts of cannabis that individuals can possess and distribute, on public consumption and use.

• Prohibits the sale of cannabis unless authorized by the Cannabis Act.

• Permits individuals 18 years of age or older to cultivate, propagate, and harvest up to and including four (4) cannabis plants in their dwelling-house, propagated from a seed or plant material authorized by the Cannabis Act.

• Restricts (but does not strictly prohibit) the promotion and display of cannabis, cannabis accessories and services related to cannabinoids to consumers, including restrictions on branding and a prohibition on false or misleading promotion and on sponsorships.

• Permits the informational promotion of cannabis in specified circumstances to individuals 18 years of age and older (or any older age specified by applicable provincial legislation).

• Contains packaging and labelling requirements for cannabis and cannabis accessories.

• Prohibits the sale of cannabis or cannabis accessories in packaging or with labelling that could be appealing to young persons.

• Provides the designated Minister with the power to recall any cannabis or class of cannabis on reasonable grounds that such a recall is necessary to protect public health or public safety.

• Establishes the cannabis tracking and licensing system.

• Provides powers to designated inspectors for the purpose of administering and enforcing the Cannabis Act and a system for administrative monetary penalties.

• The Cannabis Regulations, among other things:

• Provide for the issuance of cultivation licences for standard cultivation, micro-cultivation, and nursery cultivation, licences for standard processing and micro-processing, as well as sales licences for medical or non-medical use.

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• Contain requirements for all cannabis products to be packaged in a tamper-evident and child-resistant manner.

• Require specified product information on cannabis product labels (such as the name of the party who packaged the products, the product lot number, and the THC and CBD content).

• Prohibit testimonials, lifestyle branding and packaging that is appealing to youth.

The Cannabis Act provides provincial and municipal governments the authority to prescribe regulations regarding retail and distribution, as well as the ability to alter some of the existing baseline requirements, such as increasing the minimum age for the purchase and consumption of cannabis. As of the date of this Prospectus, various provincial and municipal governments in Canada have enacted legislation to regulate the storefront and online sale of cannabis produced by Licensed Producers.

Provincial Framework

The following section provides a general overview of the applicable laws and regulations governing the retail sale and distribution of adult-use cannabis, cannabis products and cannabis accessories in the four key provinces within which the Corporation conducts the Business as at the date of this Prospectus.

Alberta

On November 30, 2017, the Government of Alberta passed Bill 26, An Act to Control and Regulate Cannabis ("Bill 26"), introducing the regulatory framework for recreational cannabis sales in Alberta. On June 11, 2018 the Gaming and Liquor Statues Amendment Act, 2018 ("Bill 6") received Royal Assent, coming into force in the Province of Alberta effective July 14, 2018. Bill 6 introduced several changes intended to modernize the Gaming and Liquor Act (Alberta) (as constituted then) to include cannabis, and better equip the Alberta Gaming, Liquor and Cannabis Commission (formerly, Alberta Gaming, and Liquor Commission) (the "AGLC") to carry out its expanded mandate. Together, Bill 26 and Bill 6 have amended the Gaming and Liquor Act (Alberta) (renamed the Gaming, Liquor and Cannabis Act) (the "Alberta Cannabis Act") to govern the purchase, distribution, sale and consumption of recreational cannabis in the Province of Alberta. Effective July 14, 2018, Alberta Regulation 13/2018 ("AR 13/2018")  came into force in the Province of Alberta, amending the Gaming and Liquor Regulation, Alta Reg. 143/96 (now re-named the Gaming, Liquor and Cannabis Regulation (the "Alberta Cannabis Regulations").

As at the date of this Prospectus, the AGLC is the provincial body responsible for the oversight of the private retail adult-use cannabis industry within the Province of Alberta. The AGLC is exclusively authorized to purchase adult-use cannabis products from Licensed Producers, which the AGLC may then either (i) distribute to licensed private retailers for sale from licensed premises, or (ii) sell directly through an online platform operated by the AGLC. The AGLC is also responsible for issuing licences to private retailers authorizing the sale of adult-use cannabis products in accordance with the Alberta Cannabis Act, the Alberta Cannabis Regulations, and the AGLC's policies and conditions. The Alberta Cannabis Act authorizes the AGLC to establish policies, including in respect to the advertising and promoting of cannabis and cannabis retail licences. As of the date of this Prospectus, the Retail Cannabis Store Handbook published by the AGLC (the "AGLC Handbook") sets out the policies and guidelines of the AGLC related to cannabis retail licences.

The Alberta Cannabis Act prohibits, among other things (i) the online sale of cannabis products by anyone other than the AGLC, (ii) agreements between cannabis licensees and suppliers in respect of the sale or promotion of the supplier's cannabis, except as provided by the Alberta Cannabis Regulations, (iii) the sale of adult-use cannabis products to an intoxicated person, (iv) the use of certain terms commonly associated with medicine, health or pharmaceuticals (such as, the words "pharmacy", "dispensary", "apothecary", "drug store", "medicine", "medicinal", and "health") in any signage for a licensed premises or the name of a licensee, and (v) individuals under the age of 18 from entering licensed premises or purchasing, obtaining, or possessing, cannabis. The Alberta Cannabis Act also prohibits the issuance of a cannabis retail licence to an applicant, unless the applicant will conduct the sale of cannabis as a separate business from any other activities of the applicant, and in a location which offers for sale only cannabis products, cannabis accessories (as defined in the Cannabis Act) or other prescribed items.

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The Alberta Cannabis Regulations sets out detailed rules regarding (i) the ownership and operation, and location, of licensed premises, (ii) the staffing, security and safety requirements for licensed premises, and (iii) the process for review and approval of applications for cannabis retail store licences. The Alberta Cannabis Regulations prohibits a licensed premises from being located within 100 meters of a provincial health care facility, a school, or land designated as a school reserve or municipal and school reserve, provided however, that municipalities may elect to expressly vary such locational restrictions within the applicable land use by-laws.

Previously, the Alberta Cannabis Regulations also prohibited the issuance of a retail cannabis licence if it would result in more than 15% of the total number of issued retail cannabis licences in Alberta being held by one person or a group of persons having common control. However, effective November 10, 2020, the Alberta Cannabis Regulations were amended to remove this prohibition.

The AGLC Handbook stipulates that cannabis retail stores may only offer for sale cannabis accessories that promote the responsible and legal storage and consumption of cannabis. The AGLC Handbook also stipulates that the majority of sales of a retail cannabis store must be cannabis. The AGLC has published a list of cannabis accessories it considers to be approved for sale in licensed premises. Among others, accessories that may not be sold at cannabis retail stores include consumable products other than cannabis, products intended to be mixed, applied or consumed with cannabis, organic solvents and products, and promotional material related to the medical use of cannabis.

Each municipality in Alberta is responsible for establishing its own land use and business licensing by-laws governing the issuance of development permits, building permits and business licences to prospective cannabis retail store licensees. As of the date of this Prospectus, some municipalities have implemented a random selection process for determining the order and priority of review of initial cannabis retail store applications, while others have adopted a first-come, first-served approach. Most municipalities have adopted additional separation requirements beyond the requirements stipulated by the Alberta Cannabis Regulations, including, separation requirements between competing cannabis retail stores, and between a cannabis retail store and other sensitive establishments such as schools, hospitals, treatment centres, and/or public parks, subject to discretionary variances (from the prescribed separation distances) which may be granted by a duly appointed development officer, or the Subdivision and Development Appeal Board pursuant to the Municipal Government Act (Alberta).

Ontario

On December 12, 2017, the Government of Ontario passed the Cannabis Act, 2017 (Ontario) (the "Ontario Act"), to regulate the use, sale and distribution of adult-use cannabis exclusively through a limited number of government stores controlled by the Ontario Cannabis Store ("OCS"), a subsidiary of the existing Liquor Control Board of Ontario (the "LCBO"). In August 2018, following the Ontario provincial election, the new Government of Ontario changed course, announcing a new hybrid system that permits recreational cannabis to be sold in private retail stores, and online through the Province of Ontario.

On October 17, 2018, Bill 36, An Act to enact a new Act and make amendments to various other Acts respecting the use and sale of cannabis and vapour products in Ontario ("Bill 36"), received Royal Assent. Bill 36 amended the Ontario Act and enacted the Cannabis Control Act (the "Cannabis Control Act"), and the Cannabis Licence Act, 2018 (the "Cannabis Licence Act"), to introduce a licensing regime for privately-owned retail cannabis outlets administered by the AGCO. On November 14, 2018, the Government of Ontario released the General Regulation under the Cannabis Licence Act (the "Ontario Cannabis Regulations"), which provides a licensing and regulatory regime for privately-owned and operated cannabis retail stores in the Province of Ontario. Authorized cannabis retail outlets may sell cannabis accessories, such as certain smoking accessories, in the same location as cannabis is sold.

As of the date of this Prospectus:

• The AGCO has published the Registrar's Standards for Cannabis Retail Stores, which, among other things, stipulates certain standards and requirements with respect to the advertising and promotional activities, training related to cannabis, security, and certain other matters.

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• The Province of Ontario has set the minimum legal age for possession and consumption of cannabis in Ontario to 19, and permits cannabis smoking or vaping anywhere that permits tobacco smoking or e-cigarettes within the province.

• The OCS maintains a monopoly on online sales within the Province of Ontario and is the exclusive distributor of cannabis between Licensed Producers and cannabis retailers within the province.

• Licensed cannabis retail stores within the Province of Ontario (i) are only permitted to offer for sale cannabis products obtained from the OCS, cannabis accessories and items that in some way directly relate to cannabis or its use, and (ii) may not offer for sale any food or drink that is not cannabis related.

The Cannabis Licence Act has established the following types of licences and authorizations: (i) a retail operator licence (the "Retail Store Operator Licence"), (ii) a cannabis retail manager licence (the "Retail Manager Licence"), and (iii) a retail store authorization (the "Retail Store Authorization"). A cannabis retail store may only open for business within the Province of Ontario upon obtaining a Retail Store Authorization in respect of the specific location, with only applicants for or holders of a Retail Store Operator Licence being eligible to apply for a Retail Store Authorization. In addition, any individual acting in a management function within a cannabis retail store, other than the holder of the Retail Store Operator Licence, must possess a Retail Manager Licence.

Each of the Retail Store Authorization, the Retail Store Operator Licence, and the Retail Manager Licence are subject to certain eligibility criteria. For example, Retail Store Authorizations will not be issued for proposed locations that are within prescribed distances from schools or for locations within municipalities in the province that have opted out of having cannabis stores located within their boundaries prior to January 22, 2019. The AGCO can also refuse an applicant if the AGCO is not satisfied with the applicant's ability to exercise sufficient control (directly or indirectly) over its retail cannabis business, including over the premises, equipment and facilities.

Although the Government of Ontario had previously implemented certain limits on the total number of retail cannabis stores permitted in the province, on December 12, 2019, the Government of Ontario announced that it would be moving toward an open market for retail cannabis stores. Effective January 6, 2020, amendments to the Ontario Cannabis Regulations eliminated the lottery process previously implemented to allocate a fixed number of Retail Store Operator Licences, and opened the application process for Retail Store Operator Licences to any interested applicant (instead of only lottery winners). On March 2, 2020, the AGCO revoked the then-existing restrictions on the total number of Retail Store Authorizations permitted in the province (which restrictions, in the period immediately prior to such date, permitted only applicants notified by the AGCO before January 6, 2020 to apply for Retail Store Operator Licence).

The amendments implemented on March 2, 2020 also removed the regional distribution limits within the Province of Ontario, permitting retail cannabis stores to be opened in all municipalities that have not "opted out" of the retail cannabis system. As of the date of this Prospectus, the AGCO has implemented limits on the number of Retail Store Authorizations that a Retail Store Operator may hold, with Retail Store Operator currently permitted to hold up to 30 Retail Store Authorizations. It is anticipated that this cap will be increased to 75 Retail Store Authorizations, effective September 1, 2021.

As of the date of this Prospectus, a corporation is not eligible to be issued a Retail Store Operator Licence if more than 25% of the corporation is owned or controlled, directly or indirectly, by one or more Licensed Producers or their affiliates (as defined under the Ontario Cannabis Regulations).

Saskatchewan

In the Province of Saskatchewan, the Cannabis Control (Saskatchewan) Act ("CCSA") and the Cannabis Control (Saskatchewan) Regulations ("Saskatchewan Regulations") establish the regulatory framework for the sale of adult-use cannabis, including the conditions required to obtain retail store and wholesale permits, as well as the conditions under which transfers of such permits are allowed. The Saskatchewan Liquor and Gaming Authority ("SLGA") is responsible for the oversight of the private retail adult use cannabis industry in the Province of Saskatchewan, including the issuance of private retail licences, private wholesale permits, and the registration of Licensed Producers.

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As of the date of this Prospectus, private cannabis retailers in the Province of Saskatchewan are permitted to sell cannabis, cannabis accessories and ancillary items in standalone storefront locations and deliver within the province using an approved delivery service or common carrier. In the case of online sale, certain requirements apply, which includes the requirement that all sales must be made only to persons of legal age located in the Province Saskatchewan. The SLGA is not directly engaged in the wholesale or retail distribution, or sale, of adult-use cannabis.

As of the date of this Prospectus, the CCSA, among other things:

• Authorizes the SLGA to establish terms and conditions for cannabis permits, including in respect of the display, packaging or promotion of cannabis, and authorizes municipalities to fully or partially opt out of any cannabis activity authorized by a cannabis permit.

• Does not establish requirements for the location of cannabis retail stores, and instead, defers to municipalities to set restrictions on the location of cannabis retail stores in their communities through enacting applicable land use by-laws.

• Does not prohibit vertical integration or other close relationships between cannabis retailers and Licensed Producers.

• Prohibits, among other things (i) individuals under the age of 19 from entering licensed premises or purchasing, obtaining, or possessing, cannabis, (ii) the sale of adult-use cannabis products to an intoxicated person, and (iii) the possession or consumption of cannabis at a school or childcare facility or at a campground for which a cannabis ban has been declared.

As of the date of this Prospectus, private cannabis retailers in the Province of Saskatchewan (i) may only sell cannabis accessories and ancillary items that directly relate to cannabis, such as cannabis cookbooks, magazines and branded or themed apparel, and (ii) may not sell tobacco products, lottery tickets, snack foods and beverages, products or equipment typically associated with the extraction of cannabinoids through the use of organic solvents, or other items that may encourage the overconsumption of cannabis, the consumption of illicit cannabis or the consumption of cannabis by minors.

Although the Government of Saskatchewan had previously implemented limits on the allocation of the number of cannabis retail licences amongst municipalities across the province, the SLGA moved to an open licensing framework effective September 2020.

Manitoba

The Government of Manitoba has implemented a hybrid retail model for adult-use cannabis, governed by the Safe and Responsible Retailing of Cannabis Act ("SRRCA"), which introduced amendments to the Liquor and Gaming Control Act (Saskatchewan) and the Manitoba Liquor and Lotteries Corporation Act (Saskatchewan), and the Manitoba Cannabis Regulation. All cannabis retail locations in Manitoba are operated by licensed private retailers, however, such private retailers must sell cannabis sourced and supplied by the Manitoba Liquor and Lotteries Corporation ("MBLL"). Licensed private retailers in the Province of Manitoba are also authorized to conduct online sales.

The Liquor, Gaming and Cannabis Authority of Manitoba ("LGCA") is responsible for regulating Manitoba's cannabis industry, which includes licensing cannabis retail stores and distributors and ensuring that licensees comply with all regulatory requirements through regular inspections and audits. Among others, the LGCA is responsible for licensing cannabis stores and distributors in the Province of Manitoba, with its inspectors being responsible for compliance enforcement. The SRRCA includes, among others, provisions that:

• Grant municipal governments the ability to prohibit retail cannabis sales within their boundaries by holding a plebiscite.

• Ensure only cannabis grown by Licensed Producers is sold at retail locations.

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• Require all cannabis products sold in the Province of Manitoba are packaged and labelled according to federal requirements.

• Impose increased penalties for specified offences.

• Pursuant to the SRRCA the LGCA may issue the following two categories of retail cannabis licences:

• The Controlled-Access Licence, which authorizes the operation of a cannabis retail store which does not allow customers to view or access cannabis until after purchase. A licensed premise operated under the Controlled-Access Licence must store cannabis behind a counter or behind shelving with covers to prevent customers from viewing cannabis.

• The Age-Restricted Licence, which authorizes the operation of a cannabis retail store that persons under the age of 19 are prohibited from entering.

Previously, the Province of Manitoba had implemented restrictions on who may apply for a retail cannabis licence and a lottery process to allocate licences. However, effective June 1, 2020, the Province of Manitoba moved to Phase III of its retail cannabis framework, establishing an open market for adult-use cannabis sales. As of the date of this Prospectus, eligible persons and companies may apply to establish a cannabis retail store in any Manitoba community which allows the retail sale of cannabis.

The Cannabis Regulation, 120/2018 (the "Manitoba Cannabis Regulation") sets out requirements for licensed retailers and distributors, including particulars of store security, store layout, sale transactions, record-keeping requirements, restrictions on promotion and advertising, online sales and so on. In addition to the Manitoba Cannabis Regulation, retailers must also comply with the Terms and Conditions published by the LGCA.

U.S. CANNABIS-RELATED ACTIVITIES DISCLOSURE

In accordance with Staff Notice 51-352, the below discussion is intended to assist readers in understanding the extent of the Corporation and its subsidiaries' involvement, and the risks inherent, in the U.S. cannabis industry, and address the disclosure expectations outlined in Staff Notice 51-352. In accordance with Staff Notice 51-352, the Corporation will evaluate, monitor and reassess this disclosure, and any related risks, on an ongoing basis and intends to supplement and amend the same to investors in public filings, including in the event of government policy changes or the introduction of new or amended guidance, laws or regulations regarding cannabis regulation.

Although the Corporation's business activities are compliant with applicable U.S. state and local law, strict compliance with state and local laws with respect to cannabis-related activities may neither absolve the Corporation and/or its subsidiaries of liability under U.S. federal law, nor may it provide a defense to any federal proceeding which may be brought against the Corporation and or its subsidiaries.

Nature of Involvement in the U.S. Cannabis Industry

The Corporation indirectly derives a portion of its revenues from the cannabis industry in certain states, including the states of Illinois, Michigan, California, and Ohio, which industry is illegal under U.S. federal law. As of the date of this Prospectus, the Corporation and its subsidiaries are not directly or indirectly engaged in the manufacture, importation, possession, use, sale or distribution of cannabis in the recreational or medical cannabis industry in the U.S. However, the Corporation and its subsidiaries may be considered to have ancillary involvement in the U.S. cannabis industry in the following respects:

(a) in the U.S. cannabis industry at large, by virtue of the operations of Valiant Canada and Valiant, which involve the manufacture and distribution of branded smoking accessories and other alternative lifestyle products in states such as Illinois, Michigan, California, and Ohio, in compliance with applicable laws;

(b) in the U.S. cannabis industry at large, by virtue of the operations of the Grasscity Entities and Smoke Cartel, which involve the distribution of smoking accessories and cannabis lifestyle products (such as grinders, rolling papers, glass bongs, smoking pipes, oil rigs and bubblers), through Grasscity.com and smokecartel.com, in states such as Illinois, Michigan, California, and Ohio, in compliance with applicable laws;

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(c) in the U.S. Industrial Hemp (as defined hereinafter) and Industrial Hemp-based CBD industry, by virtue of the operations of the Grasscity Entities, which involve the distribution of Industrial Hemp-based CBD oils and capsules, CBD skin care products, CBD edibles, and CBD smoking accessories such as vaporizers and cartridges, through CBDCity.com, in states such as Illinois, Michigan, California, and Ohio, in compliance with applicable laws.

Approximately 21% of the Corporation's balance sheet for the financial year of the Corporation ended October 31, 2020 related to the U.S. cannabis industry. As at the date of this Prospectus, the Corporation estimates that its balance sheet and operating statement exposure to U.S. cannabis-related activities is approximately 12%.

Cannabis is Illegal under U.S. Federal Laws

In the U.S., cannabis is largely regulated at the state level with certain states having authorized the medical and/or adult use of, and activities relating to, cannabis under certain circumscribed circumstances. However, as of the date of this Prospectus, the cultivation, distribution, possession, and use of cannabis is illegal under U.S. federal law pursuant to the U.S. CSA, subject to limited exceptions in respect of Industrial Hemp under certain circumscribed circumstances, discussed below (see "Limited Exceptions Applicable for Industrial Hemp"). The U.S. CSA classifies cannabis as a Schedule I controlled substance with a high potential for abuse and no currently accepted medical use, which cannot be safely prescribed (the United States Food and Drug Administration has also not approved cannabis as a safe and effective drug for any indication as of the date of this Prospectus). Consequently, a range of activities, including cultivation and the personal use of cannabis, are prohibited by U.S. federal law notwithstanding the existence of state-level laws permitting such activities in respect of medical and/or adult use cannabis at the state-level in the U.S. Such activities, as well as attempting or conspiring to violate the U.S. CSA, or aiding and abetting in a violation of the U.S. CSA, are criminal acts under U.S. federal law.

Enforcement of U.S. Federal laws is a Significant Risk.

The Supremacy Clause establishes that the U.S. Constitution and federal laws made pursuant to it are paramount, and in case of conflict between federal and state law, the federal law is paramount. In respect of the U.S. cannabis industry, the conflict between U.S. federal law and state-level laws amid the presence of the Supremacy Clause has significant implications for the U.S. cannabis industry at large. In particular, there is a significant risk that U.S. federal prosecutors may enforce U.S. federal laws and seek to prosecute actors involved in activities related to cannabis in the U.S. despite the fact that such activities may be in compliance with applicable state-level laws. Any enforcement of current U.S. federal laws by U.S. federal prosecutors could cause significant financial damage to the Corporation and the shareholders of the Corporation.

Limited Exceptions Applicable for Industrial Hemp

Prior to December 20, 2018, the cultivation or sale of Industrial Hemp for any purpose in the U.S. without a Schedule I registration with the U.S. Drug Enforcement Agency ("DEA") was illegal, unless exempted by the 2014 Farm Bill. However, the 2018 Farm Bill, which was signed into law on December 20, 2018, removed Industrial Hemp and CBD from the Schedule I controlled substances list under the U.S. CSA, and established a regulatory framework for the cultivation and sale of Industrial Hemp. An earlier internal directive from the DEA issued to its agents on May 22, 2018, concerning the legality of Industrial Hemp and Industrial Hemp-derived products, confirms the DEA's view that products and materials made from the cannabis plant (including cannabis extracts), to the extent falling outside the definition of cannabis (marijuana) in the U.S. CSA, are not controlled under the U.S. CSA, and may accordingly be sold and otherwise distributed throughout the U.S. without restriction under the U.S. CSA. However, despite the DEA indicating that it maintains no jurisdiction with regard to activities authorized by the 2014 Farm Bill and/or the 2018 Farm Bill, there remains significant uncertainty as to how other U.S. federal, state and local agencies, as well as financial institutions and service providers, will react to the provisions of the 2018 Farm Bill.

The Corporation believes that the Corporation and its subsidiaries will not be subject to any action taken by the DEA as long as the Corporation and its subsidiaries comply with the requirements of the 2014 Farm Bill and/or the 2018 Farm Bill, and applicable U.S. state laws, to the extent that their activities relate to Industrial Hemp. However, and despite the positive changes brought by the 2018 Farm Bill, there remain a number of considerations, potential changes in regulation, and uncertainties regarding the cultivation, sourcing, production and distribution of Industrial Hemp and products containing Industrial Hemp derivatives. Applicable laws and regulations in the U.S. remain subject to change as there are different interpretations among federal, state and local regulatory agencies, legislators, academics and businesses with respect to the treatment of the importation of derivatives from exempted portions of the cannabis plant, the scope of operation of the 2014 Farm Bill and the 2018 Farm Bill, and the authorizations granted to 2018 Farm Bill-compliant Industrial Hemp growers and licensed Industrial Hemp-derived CBD producers. These different federal, state, and local agency interpretations touch on, among other things, the regulation of cannabinoids by the DEA and/or the United States Food and Drug Administration. These uncertainties likely cannot be resolved without further federal and state legislation, regulation or a definitive judicial interpretation of existing legislation and rules, and in the interim period, there continue to be several legal barriers to selling Industrial Hemp and Industrial Hemp-derived CBD products, including, but not limited to barriers arising from, (i) the fact that Industrial Hemp and cannabis are both derived from the cannabis plant, (ii) the rapidly changing patchwork of state laws governing Industrial Hemp and Industrial Hemp-derived CBD, and (iii) the lack of United States Food and Drug Administration approval for CBD as a lawful food ingredient, food additive or dietary supplement.

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History of Legal Developments in the U.S. Cannabis Industry

In the U.S., cannabis containing in excess of 0.3% THC is categorized as a Schedule 1 controlled substance and is illegal under U.S. federal law, specifically the U.S. CSA. Even in U.S. states that have legalized the use of cannabis and its sale, such activities and certain related activities remain in violation of U.S. federal law that is punishable by imprisonment, substantial fines, and forfeiture. However, although federally illegal, the U.S. federal government's approach to enforcement of the U.S. CSA has, at least until recently, trended toward non-enforcement.

The Cole Memorandums

In August 2013, then Deputy Attorney General James Cole authored a memorandum (the "Cole Memorandum"), which outlined the priorities for the DOJ relating to the prosecution of cannabis offenses. The Cole Memorandum acknowledged that, notwithstanding the designation of cannabis as a controlled substance at the federal level in the U.S., several states had enacted laws relating to cannabis for medical purposes. In particular, the Cole Memorandum noted that in jurisdictions that have enacted laws legalizing cannabis in some form and implemented strong and effective regulatory and enforcement systems to control the cultivation, distribution, sale and possession of cannabis, conduct in compliance with those laws and regulations is less likely to be a priority at the federal level. In light of limited investigative and prosecutorial resources, the Cole Memorandum concluded that the DOJ should be focused on addressing only priority cannabis-related conduct to enforce the U.S. CSA. States where medical cannabis had been legalized were not characterized as a priority. The enforcement priorities of the Cole Memorandum were reaffirmed, again, in a 2014 memorandum of the U.S. Department of Justice (the "2014 Cole Memorandum").

The Sessions Memorandum

On January 4, 2018, former U.S. Attorney General Jeff Sessions issued the Sessions Memorandum, which rescinded previous guidance from the U.S. Department of Justice specific to cannabis enforcement in the U.S., including the Cole Memorandum and the 2014 Cole Memorandum. While the Sessions Memorandum does not indicate that the prosecution of cannabis-related offenses is now priority for the DOJ, in rescinding the Cole Memorandum and the 2014 Cole Memorandum, the Sessions Memorandum granted U.S. federal prosecutors discretion in determining whether or not to prosecute cannabis and cannabis-related violations of U.S. federal law.

In the event that U.S. federal prosecutors exercise their discretion and pursue prosecutions against the Corporation or its subsidiaries, alleging cannabis and cannabis-related violations of U.S. federal law, then the Corporation or its subsidiaries could potentially face (i) the arrest of its employees, directors, officers, managers and investors, (ii) charges of ancillary criminal violations of the U.S. CSA, for aiding and abetting and conspiring to violate the U.S. CSA by virtue of providing financial support, services, or goods to participants in the cannabis industry, including state-licensed or permitted cultivators, processors, distributors, and/or retailers of cannabis, (iii) restrictions on the entry of employees, directors, officers, managers and investors who are not U.S. citizens from entry into the U.S. for life, or (d) suspension of its U.S. business operations.

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The Biden Administration

Former U.S. Attorney General Jeff Sessions resigned on November 7, 2018, at the request of former U.S. President, Donald Trump. Following Mr. Sessions' resignation and the brief tenure of Matthew Whitaker as Acting U.S. Attorney General, William Barr was confirmed as the U.S. Attorney General on February 14, 2019. To the knowledge of the Corporation, the DOJ did not take a formal position on the enforcement of U.S. federal laws relating to cannabis under the leadership of Mr. Barr, or his successors, Acting U.S. Attorney Generals, Jeffery A. Rosen and John Demers, and further, has not taken a formal position on federal enforcement of laws relating to cannabis under the leadership of current Acting U.S. Attorney General, Monty Wilkinson.

The current U.S. President, Joseph Biden has nominated Merrick Garland to succeed Mr. Wilkinson as the U.S. Attorney General. It is unclear what impact, if any, the new administration will have on U.S. federal government enforcement policy on cannabis.

Unless and until the Congress amends the U.S. CSA with respect to medical and/or adult use cannabis (and there can be no assurance as to the timing or scope of any such potential amendments, if any), there is a significant risk that federal authorities may enforce current U.S. federal law. If the U.S. federal government begins to enforce U.S. federal laws relating to cannabis in states where the sale and use of cannabis is currently legal, or if existing applicable state laws are repealed or curtailed, any such occurrence could have a Material Adverse Effect.

There can be no assurance that U.S. state laws legalizing and regulating the sale and use of cannabis will not be repealed or overturned, or that local governmental authorities will not limit the applicability of U.S. state laws within their respective jurisdictions.

The Leahy Amendment and Medical Cannabis

Although the Cole Memorandum and 2014 Cole Memo have been rescinded, one legislative safeguard for the medical cannabis industry remains in place in the U.S. Since 2014, the Congress has passed appropriations bills which included provisions to prevent the federal government from using congressionally appropriated funds to enforce U.S. federal cannabis laws against regulated medical cannabis actors operating in compliance with state and local law (currently the "Leahy Amendment", but also sometimes referred to as the Rohrabacher-Farr Amendment).

The Leahy Amendment was included in the fiscal year 2019 omnibus appropriations bill signed by former U.S. President, Donald Trump on February 15, 2019, to prevent the U.S. federal government from using congressionally appropriated funds to enforce federal cannabis laws against regulated medical cannabis actors operating in compliance with state and local law. This extended the Leahy Amendment until September 30, 2019. On September 27, 2019, President Trump signed a continuing resolution to fund the government through November 21, 2019 to prevent a government shutdown. On December 20, 2019, the Further Consolidated Appropriations Act, 2020 was passed, which authorizes appropriations to fund the operation of certain agencies in the U.S. federal government through September 30, 2020. Additionally, the U.S. House of Representatives has recently passed a federal appropriations bill for fiscal year 2021 that continues the limitation of federal prosecution, noting that funds from the bill cannot be used by the DOJ to prevent U.S. states from enacting "laws that authorize the use, distribution, possession, or cultivation of medical marijuana."  However, it is uncertain that an appropriations bill will be enacted.  s of the date of this Prospectus, the Congress has not completed action on appropriations for fiscal year 2021.

There can be no assurance that the Leahy Amendment will be included in future appropriations bills or that there will not be a shutdown of the U.S. federal government in the future (amid which shutdown, drug enforcement administration agents and U.S. federal prosecutors will be free to operate without any restriction otherwise imposed by the spending bill regarding interference with the medical cannabis industry). In the event of any such occurrence, there can be no assurance that the U.S. federal government will not seek to prosecute cases involving medical cannabis business that are otherwise compliant with U.S. state laws. Further, even if the Leahy Amendment is included in future appropriations bills, it is important to note that the Leahy Amendment provides no protection against businesses operating in compliance with a U.S. state's recreational cannabis laws.

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Recap and Summary

Cannabis remains illegal under federal law in the U.S. However, despite the current state of U.S. federal law, several U.S. states (including states within which the Corporation might indirectly derive a portion of its revenues from) have legalized recreational adult use of cannabis. In addition, well over half of the U.S. states have enacted legislation to legalize and regulate the sale and use of medical cannabis without limits on THC, while other U.S. states have legalized and regulated the sale and use of medical cannabis with strict limits on the levels of THC.

The conflict between U.S. federal law and U.S. state-level laws amid the presence of the Supremacy Clause, described above, has significant implications for the U.S. cannabis industry at large and for the Corporation. First, notwithstanding the existence of U.S. state-level laws permitting medical and/or recreational cannabis activities, and notwithstanding the fact that the Corporation and its subsidiaries, or industry partners may be in compliance with such U.S. state-level laws, there is a significant risk that U.S. federal prosecutors may enforce U.S. federal laws and seek to prosecute actors involved in activities related to cannabis. Any enforcement of current U.S. federal laws by U.S. federal prosecutors could cause significant financial damage to the Corporation and the shareholders of the Corporation. Violations of any U.S. federal laws and regulations could result in significant fines, penalties, administrative sanctions, convictions or settlements arising from civil proceedings conducted by either the U.S. federal government or private citizens, or criminal charges, including, but not limited to, disgorgement of profits, cessation of business activities or divestiture. This could have a Material Adverse Effect, and may affect the Corporation's reputation and ability to conduct business, its financial position, operating results, profitability or liquidity or the market price of its publicly traded securities. In addition, it is difficult to estimate the time or resources that would be needed for the investigation of any such matters or its final resolution because, in part, the time and resources that may be needed are dependent on the nature and extent of any information requested by the applicable authorities involved, and such time or resources could be substantial.

Second, insofar as the activities of the Corporation and its subsidiaries relate to Industrial Hemp, while the Corporation believes that the Corporation and its subsidiaries will not be subject to any action taken by the DEA as long as the Corporation and its subsidiaries comply with the requirements of the 2014 Farm Bill and/or the 2018 Farm Bill, and applicable U.S. state laws, there remain a number of considerations, potential changes in regulation, and uncertainties regarding the cultivation, sourcing, production and distribution of Industrial Hemp and products containing Industrial Hemp derivatives. Applicable laws and regulations in the U.S. remain subject to change as there are different interpretations among federal, state and local regulatory agencies, legislators, academics and businesses with respect to the treatment of the importation of derivatives from exempted portions of the cannabis plant, the scope of operation of the 2014 Farm Bill and the 2018 Farm Bill, and the authorizations granted to 2018 Farm Bill-compliant Industrial Hemp growers and licensed Industrial Hemp-derived CBD producers. If existing applicable state or federal laws in respect of Industrial Hemp in the U.S. are repealed or curtailed, or otherwise interpreted in a manner adverse to the activities of the Corporation and its subsidiaries as they relate to Industrial Hemp, any such occurrence could have a Material Adverse Effect.

There can be no guarantee that U.S. state laws legalizing and regulating the sale and use of cannabis will not change or be repealed or overturned, or that local government authorities in the U.S. will not limit the applicability of U.S. state laws within their respective jurisdictions. There is a significant risk that future developments in the U.S. cannabis industry could result in third-party service providers suspending or withdrawing services essential to the Corporation and its subsidiaries to continue operations in the U.S., and a significant risk that regulatory bodies may impose certain restrictions on the Corporation's ability to operate in the U.S.

Ability to Access Capital

The continued development of the Corporation's U.S. operations may require additional financing. The failure to raise such capital could result in the delay or indefinite postponement of the Corporation's current business strategy in the U.S. or the Corporation ceasing to carry on business in the U.S. There can be no assurance that additional capital or other types of financing will be available if needed or that, if available, the terms of such financing will be favourable to the Corporation. Specifically, given the current laws regarding cannabis at the federal level in the U.S., traditional bank financing is typically not available to issuers engaged in the U.S. cannabis industry. The federal illegality of cannabis in the U.S. means that financial transactions involving proceeds generated by cannabis-related conduct can form the basis for prosecution under several U.S. statutes, including money laundering statutes. As a result, the Corporation may not be able to secure financing on terms acceptable to it, or at all.

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In the event that the Corporation raises funds to support its U.S. operations through the issuances of equity or convertible debt securities, existing shareholders of the Corporation could suffer significant dilution, and any new equity securities issued could have rights, preferences and privileges superior to those of holders of Common Shares. In addition, from time to time, the Corporation may enter into transactions to acquire assets or the shares of other companies in furtherance of its U.S. operations. These transactions may be financed wholly or partially with debt, which may temporarily increase the Corporation's debt levels above industry standards. Any debt financing secured in the future could involve restrictive covenants relating to capital raising activities and other financial and operational matters, which may make it more difficult for the Corporation to obtain additional capital and to pursue business opportunities, including potential acquisitions.

Table of Concordance

In accordance with Staff Notice 51-352, the following is a table of concordance, which is intended to assist readers in identifying those parts of this Prospectus that address the disclosure expectations outlined in Staff Notice 51-352. Unless otherwise indicated, all cross references in the below table of concordance refer to subheadings under the heading "U.S. Cannabis-Related Activities Disclosure".

Industry Involvement	Specific Disclosure Necessary to Fairly Present All Material Facts, Risks and Uncertainties	Cross References / Notes
All Issuers with U.S. Cannabis-Related Activities

Describe the nature of the issuer's involvement in the U.S. cannabis industry and include the disclosures indicated for at least one of the direct, indirect and ancillary industry involvement types noted in this table.

See: "Nature of Involvement in the U.S. Cannabis Industry"
	Prominently state that cannabis is illegal under U.S. federal law and that enforcement of relevant laws is a significant risk.	See: "Nature of Involvement in the U.S. Cannabis Industry" "Cannabis is Illegal under U.S. Federal Laws" "Recap and Summary"

Discuss any statements and other available guidance made by federal authorities or prosecutors regarding the risk of enforcement action in any jurisdiction where the issuer conducts U.S. cannabis-related activities.

See: "History of Legal Developments in the U.S. Cannabis Industry"

Outline related risks including, among others, the risk that third-party service providers could suspend or withdraw services and the risk that regulatory bodies could impose certain restrictions on the issuer's ability to operate in the U.S.

See: "Nature of Involvement in the U.S. Cannabis Industry" "Cannabis is Illegal under U.S. Federal Laws" "History of Legal Developments in the U.S. Cannabis Industry" "Recap and Summary"

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Given the illegality of cannabis under U.S. federal law, discuss the issuer's ability to access both public and private capital and indicate what financing options are / are not available in order to support continuing operations.

See: "Ability to Access Capital"
Quantify the issuer's balance sheet and operating statement exposure to U.S. cannabis-related activities.

Approximately 21% of the Corporation's balance sheet for the financial year of the Corporation ended October 31, 2020 related to the U.S. cannabis industry. As at the date of this Prospectus, the Corporation estimates that its balance sheet and operating statement exposure to U.S. cannabis-related activities is approximately 12%.

Disclose if legal advice has not been obtained, either in the form of a legal opinion or otherwise, regarding (a) compliance with applicable state regulatory frameworks and (b) potential exposure and implications arising from U.S. federal law.

The Corporation has received legal advice from U.S. attorneys regarding (i) compliance with applicable U.S. state regulatory frameworks and (ii) potential exposure and implications arising from U.S. federal law. The Corporation and its U.S. counsel continue to monitor compliance carefully on an ongoing basis.

U.S. Cannabis Issuers with direct involvement in cultivation or distribution

Outline the regulations for U.S. states in which the issuer operates and confirm how the issuer complies with applicable licensing requirements and the regulatory framework enacted by the applicable U.S. state.

N/A

Discuss the issuer's program for monitoring compliance with U.S. state law on an ongoing basis, outline internal compliance procedures and provide a positive statement indicating that the issuer is in compliance with U.S. state law and the related licensing framework. Promptly disclose any non-compliance, citations or notices of violation which may have an impact on the issuer's licence, business activities or operations.

N/A
U.S. Cannabis Issuers with indirect involvement in cultivation or distribution	Outline the regulations for U.S. states in which the issuer's investee(s) operate.	N/A

Provide reasonable assurance, through either positive or negative statements, that the investee's business is in compliance with applicable licensing requirements and the regulatory framework enacted by the applicable U.S. state. Promptly disclose any noncompliance, citations or notices of violation, of which the issuer is aware, that may have an impact on the investee's licence, business activities or operations.

N/A

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U.S. Cannabis Issuers with material ancillary involvement

Provide reasonable assurance, through either positive or negative statements, that the applicable customer's or investee's business is in compliance with applicable licensing requirements and the regulatory framework enacted by the applicable U.S. state.

The Corporation takes commercially reasonable steps to (i) regularly monitor the development of applicable federal and state laws within the U.S., licensing requirements and regulatory frameworks, (ii) engage U.S. legal counsel, where appropriate, to ensure it is operating in compliance with all applicable laws and permits, and (ii) ensure that all third parties with which the Corporation or its subsidiaries engage in business dealings with are in compliance with the applicable cannabis regulatory framework enacted by the applicable state.

The Corporation believes that it is, and to the best of its knowledge, believes that each third party with which it has a working business relationship is, as of the date of this Prospectus, in compliance with the applicable cannabis regulatory framework in the U.S. states in which it operates.

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CONSOLIDATED CAPITALIZATION

There have been no material changes in the consolidated capitalization of the Corporation since the date of the Interim Financial Statements, which have not been disclosed in this Prospectus or the documents incorporated by reference. The applicable Prospectus Supplement will describe any material changes, and the effect of such material changes, on the share and loan capitalization of the Corporation that will result from the issuance of Securities pursuant to such Prospectus Supplement.

The following table sets forth our consolidated capitalization as at the date of our most recently completed financial period, being January 31, 2021, and updated to show changes to our capitalization as at April 21, 2021.

	Authorized	As at January 31, 2021	As at April 21, 2021
Shareholder Equity
Common Shares	Unlimited	477,228,764	675,225,987
Warrants	Unlimited	132,803,744	137,887,580
Options	10% of Issued and Outstanding Common Shares(1)	25,780780	28,945,120
Restricted Share Units	10% of Issued and Outstanding Common Shares(1)	943,579	1,000,000
Debt
Unsecured Convertible Debentures(2)	--	$12,693,333	$2,600,000
Convertible Debentures (Secured)(2)	--	$34,937,500	$15,032,500
Loan Agreements	--	$17,040,000	$17,040,00

Note:

1. Pursuant to the restricted share unit award plan of the Corporation (the "RSU Plan"), the maximum number of Common Shares that may be issued pursuant to the RSU Plan may not exceed in the aggregate, and together with all of the Corporation's other security based compensation arrangements and including the stock option plan of the Corporation, 10% of the issued and outstanding Common Shares.

2. Subsequent to January 31, 2021 and as of the date of this Prospectus, $6,960,000 of Unsecured Convertible Debentures and $19,650,000 of convertible debentures (secured) were converted into 19,819,677 Common Shares and 91,056,138 respectively. Additionally, the Corporation made payment of $3,133,333 of Unsecured Convertible Debenture and $255,000 of convertible debentures (secured) principal amounts.

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USE OF PROCEEDS

Net Proceeds

The Securities offered by this Prospectus may be offered from time to time at the discretion of the Corporation in one or more series or issuances with an aggregate offering amount not to exceed $100,000,000. The net proceeds derived from the issue of the Securities, or any one of them, under any Prospectus Supplement will be the aggregate offering amount thereof less any commission and other issuance costs paid in connection therewith. The net proceeds cannot be estimated as the amount thereof will depend on the number and price of the Securities issued under any Prospectus Supplement. The Corporation will set forth information on the use of net proceeds from the sale of Securities offered under this Prospectus in a Prospectus Supplement relating to the specific offering.

Among other potential uses, the Corporation may use the net proceeds from the sale of Securities for general corporate purposes, including funding ongoing operations and/or working capital requirements, to repay indebtedness outstanding from time to time, capital projects and potential future acquisitions. Management of the Corporation will retain broad discretion in allocating the net proceeds of any offering of Securities under this Prospectus and the Corporation's actual use of the net proceeds will vary depending on the availability and suitability of investment and development opportunities and its operating and capital needs from time to time.

The Corporation may, from time to time, issue securities (including Securities) other than pursuant to this Prospectus.

PRIOR SALES

Information in respect of prior sales of the Common Shares or other Securities distributed under this Prospectus and for securities that are convertible or exchangeable into Common Shares or such other Securities within the previous 12-month period will be provided, as required, in a Prospectus Supplement with respect to the issuance of the Common Shares or other Securities pursuant to such Prospectus Supplement.

TRADING PRICE AND VOLUME

Information regarding trading price and volume of the Securities will be provided as required for all of the Corporation's issued and outstanding Securities that are listed on any securities exchange, as applicable, in each Prospectus Supplement.

DESCRIPTION OF SECURITIES

The following is a summary of the material attributes and characteristics of the Securities that may be issued from time to time under a Prospectus Supplement, as at the date of this Prospectus. The statements made in this Prospectus relating to the Securities to be issued hereunder are summaries of certain anticipated provisions thereof. The Prospectus Supplement filed in respect of an offering of Securities will describe the material terms of such Securities. For a complete description of the terms of any Securities, prospective investors should also refer to the Corporation's articles, which are available electronically on SEDAR at www.sedar.com. Moreover, a Prospectus Supplement relating to a particular offering of Securities may include terms pertaining to the Securities being offered thereunder that are not within the terms and parameters described in this Prospectus.

Common Shares

The following is a brief summary of the material attributes of our Common Shares. This summary does not purport to be complete. For full particulars and additional details on our Common Shares, reference should be made to our articles, a copy of which is available on SEDAR at www.sedar.com. Additionally, a more extensive summary of the terms of our Common Shares is provided in the Annual Information Form, which is incorporated herein by reference.

The Corporation is authorized to issue an unlimited number of Common Shares without par value. Each Common Share carries the right to attend and vote at all general meetings of shareholders of the Corporation. As at January 31, 2021, there were 477,228,764 Common Shares issued and outstanding, and as at the date of this Prospectus, there are 655,281,879 Common Shares issued and outstanding, in each case on a non-diluted basis.

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Holders of Common Shares are entitled to receive notice of any meetings of shareholders of the Corporation and to attend and cast one (1) vote per Common Share at all such meetings. Holders of Common Shares are entitled to receive dividends if, as and when declared by the Board at its discretion from funds legally available for the payment of dividends. Upon the liquidation, dissolution or winding up of the Corporation, the holders of Common Shares are entitled to participate on a pro rata basis in any distribution of the remaining property or assets of the Corporation, subject to the rights, privileges, restrictions and conditions attaching to any other series or class of shares of the Corporation ranking senior in priority to, or on a pro rata basis with, the Common Shares. The Common Shares do not carry any pre-emptive rights, conversion or exchange rights, or redemption, retraction, repurchase rights, nor do they contain any sinking fund or purchase fund provisions. There are no provisions requiring a holder of Common Shares to contribute additional capital, and there are no restrictions on the issuance of additional Common Shares by the Corporation.

Warrants

The following is a brief summary of certain general terms and provisions of the Warrants that may be offered pursuant to this Prospectus. This summary does not purport to be complete. The particular terms and provisions of the Warrants as may be offered pursuant to this Prospectus will be set forth in the applicable Prospectus Supplement pertaining to such offering of Warrants, and the extent to which the general terms and provisions described below may apply to such Warrants will be described in the applicable Prospectus Supplement.

Warrants may be offered separately or together with other Securities, as the case may be. Each series of Warrants may be issued under a separate warrant indenture or warrant agency agreement to be entered into between us and one or more banks or trust companies acting as Warrant agent, or may be issued as stand-alone contracts. The applicable Prospectus Supplement will include details of the agreements, if any, governing the Warrants being offered. The Warrant agent, if any, will be expected to act solely as our agent and will not assume a relationship of agency with any holders of Warrant certificates or beneficial owners of Warrants. The following sets forth certain general terms and provisions of the Warrants that may be offered under this Prospectus. The specific terms of the Warrants, and the extent to which the general terms described in this section apply to those Warrants, will be set forth in the applicable Prospectus Supplement.

We will file a copy of any warrant indenture or any warrant agency agreement relating to an offering of Warrants with the relevant securities regulatory authorities in Canada after we have entered into it.

Each applicable Prospectus Supplement will set forth the terms and other information with respect to the Warrants being offered thereby, which may include, without limitation, the following (where applicable):

• the designation of the Warrants;

• the aggregate number of Warrants offered and the offering price;

• the designation, number and terms of the other Securities purchasable upon exercise of the Warrants, and procedures that will result in the adjustment of those numbers;

• the exercise price of the Warrants;

• the dates or periods during which the Warrants are exercisable;

• the designation and terms of any securities with which the Warrants are issued;

• if the Warrants are issued as a unit with another Security, the date on and after which the Warrants and the other Security will be separately transferable;

• any minimum or maximum amount of Warrants that may be exercised at any one time;

• whether such Warrants will be listed on any securities exchange;

• any terms, procedures and limitations relating to the transferability, exchange or exercise of the Warrants;

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• certain material Canadian tax consequences of owning the Warrants; and

• any other material terms and conditions of the Warrants.

Units

The following is a brief summary of certain general terms and provisions of the Units that may be offered pursuant to this Prospectus. This summary does not purport to be complete. The particular terms and provisions of the Units as may be offered pursuant to this Prospectus will be set forth in the applicable Prospectus Supplement pertaining to such offering of Units, and the extent to which the general terms and provisions described below may apply to such Units will be described in the applicable Prospectus Supplement.

We may issue Units comprised of one or more of the other Securities described herein in any combination.

Each Unit may be issued so that the holder of the Unit is also the holder of each Security included in the Unit. Thus, the holder of a Unit may have the rights and obligations of a holder of each included Security. Any agreement under which a Unit may be issued may provide that the Securities included in the Unit may not be held or transferred separately at any time or at any time before a specified date.

Each applicable Prospectus Supplement will set forth the terms and other information with respect to the Units being offered thereby, which may include, without limitation, the following (where applicable):

• the designation, number and terms of the Units and of the Securities comprising the Units, including whether and under what circumstances those Securities may be held or transferred separately;

• any provisions for the issuance, payment, settlement, transfer or exchange of the Units or of the Securities comprising the Units;

• certain material Canadian tax consequences of owning the Securities comprising the Units; and

• any other material terms and conditions respecting the Units.

• The terms and provisions of any Units offered under a Prospectus Supplement may differ from the terms described above, and may not be subject to or contain any or all of the terms described above.

Subscription Receipts

The following is a brief summary of certain general terms and provisions of Subscription Receipts that may be offered pursuant to this Prospectus. This summary does not purport to be complete. The particular terms and provisions of the Subscription Receipts as may be offered pursuant to this Prospectus will be set forth in the applicable Prospectus Supplement pertaining to such offering of Subscription Receipts, and the extent to which the general terms and provisions described below may apply to such Subscription Receipts will be described in the applicable Prospectus Supplement. Subscription Receipts may be offered separately or together with other Securities, as the case may be. The Subscription Receipts may be issued under a subscription receipt agreement.

The applicable Prospectus Supplement will include details of any subscription receipt agreement covering the Subscription Receipts being offered. We will file a copy of any subscription receipt agreement relating to an offering of Subscription Receipts with the relevant securities regulatory authorities in Canada after we have entered into it. The specific terms of the Subscription Receipts, and the extent to which the general terms described in this section apply to those Subscription Receipts, will be set forth in the applicable Prospectus Supplement. This description may include, without limitation, the following (where applicable):

• the number of Subscription Receipts;

• the price at which the Subscription Receipts will be offered;

• the terms, conditions and procedures for the conversion of the Subscription Receipts into other Securities;

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• the designation, number and terms of the other Securities that may be exchanged upon conversion of each Subscription Receipt;

• the designation, number and terms of any other Securities with which the Subscription Receipts will be offered, if any, and the number of Subscription Receipts that will be offered with each Security;

• terms applicable to the gross or net proceeds from the sale of the Subscription Receipts, plus any interest earned thereon;

• certain material Canadian tax consequences of owning the Subscription Receipts; and

• any other material terms and conditions of the Subscription Receipts.

Debt Securities

The following is a brief summary of certain general terms and provisions of the Debt Securities that may be offered pursuant to this Prospectus. This summary does not purport to be complete. The particular terms and provisions of the Debt Securities as may be offered pursuant to this Prospectus will be set forth in the applicable Prospectus Supplement pertaining to such offering of Debt Securities, and the extent to which the general terms and provisions described below may apply to such Debt Securities will be described in the applicable Prospectus Supplement.

The Debt Securities may be offered separately or together with other Securities, as the case may be. The Debt Securities will be issued in one or more series under an indenture (the "Indenture") to be entered into between us and one or more trustees that will be named in a Prospectus Supplement for a series of Debt Securities. The applicable Prospectus Supplement will include details of the Indenture governing the Debt Securities being offered. We will file a copy of the Indenture relating to an offering of Debt Securities with the relevant securities regulatory authorities in Canada after we have entered into it. The terms and provisions of the Indenture offered under a Prospectus Supplement may differ from the terms described above, and may not be subject to or contain any or all of the terms described above. The particular terms relating to Debt Securities offered by a Prospectus Supplement will be described in the related Prospectus Supplement. This description may include, but may not be limited to, any of the following, if applicable:

• the specific designation of the Debt Securities;

• the price or prices at which the Debt Securities will be issued;

• any limit on the aggregate principal amount of the Debt Securities;

• the date or dates, if any, on which the Debt Securities will mature and any available extensions thereof, and the portion (if less than all of the principal amount) of the Debt Securities to be payable upon declaration of acceleration of maturity;

• the rate or rates (whether fixed or variable) at which the Debt Securities will bear interest, if any, the date or dates from which any such interest will accrue and on which any such interest will be payable and the record dates for any interest payable on the Debt Securities that are in registered form;

• the terms and conditions under which we may be obligated to redeem, repay or purchase the Debt Securities pursuant to any sinking fund or analogous provisions or otherwise;

• the terms and conditions upon which we may redeem the Debt Securities, in whole or in part, at our option;

• the covenants and events of default applicable to the Debt Securities;

• the terms and conditions for any conversion or exchange of the Debt Securities for any other securities;

• whether the Debt Securities will be issuable in registered form, bearer form or both, and, if issuable in bearer form, the restrictions as to the offer, sale and delivery of the Debt Securities which are in bearer form and as to exchanges between registered form and bearer form;

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• whether the Debt Securities will be issuable in the form of registered global securities, and, if so, the identity of the depositary for such registered global securities;

• the denominations in which registered Debt Securities will be issuable;

• each office or agency where payments on the Debt Securities will be made and each office or agency where the Debt Securities may be presented for registration of transfer or exchange;

• the currency in which the Debt Securities are denominated or the currency in which the Corporation will make payments on the Debt Securities;

• any index, formula or other method used to determine the amount of payments of principal of (and premium, if any) or interest, if any, on the Debt Securities; and

• any other terms of the Debt Securities which apply solely to the Debt Securities.

Each series of Debt Securities may be issued at various times with different maturity dates, may bear interest at different rates and may otherwise vary.

The terms on which a series of Debt Securities may be convertible into or exchangeable for our Common Shares or any of our other securities will be described in the applicable Prospectus Supplement. These terms may include provisions as to whether conversion or exchange is mandatory, at the option of the holder or at our option, and may include provisions pursuant to which the number of Common Shares or other securities to be received by the holders of such series of Debt Securities would be subject to adjustment.

To the extent any Debt Securities are convertible into Common Shares or other securities, prior to such conversion the holders of such Debt Securities will not have any of the rights of holders of the securities into which the Debt Securities are convertible, including the right to receive payments of dividends or the right to vote such underlying securities.

PLAN OF DISTRIBUTION

We may from time to time during the 25-month period that this Prospectus, including any amendments and supplements thereto, remains valid, offer for sale and issue up to an aggregate of $100,000,000 in Securities hereunder.

We may offer and sell the Securities to or through underwriters or dealers purchasing as principals, and may also sell directly to one or more purchasers, through agents, or pursuant to applicable statutory exemptions. The Prospectus Supplement relating to a particular offering of Securities will identify each underwriter, dealer or agent, as the case may be, that we engage in connection with the offering and sale of the Securities, and will set forth the terms of the offering of such Securities, including, to the extent applicable, any fees, discounts or any other compensation payable to underwriters, dealers or agents in connection with the offering, the method of distribution of the Securities, the initial issue price (in the event that the offering is a fixed price distribution), the proceeds that we will receive and any other material terms of the plan of distribution. Any initial offering price and discounts, concessions or commissions allowed or re-allowed or paid to dealers may be changed from time to time.

The Securities may be sold from time to time in one or more transactions at a fixed price or prices or at prices which may be  changed  or  at  market  prices  prevailing  at  the  time  of  sale,  at  prices  related to such  prevailing  prices  or  at negotiated  prices,  including  sales  in  transactions  that  are  deemed to be "at-the-market distributions" as defined in NI 44-102, which may include sales made directly on the TSXV or other existing trading markets for the Securities. On June 4, 2020, the Canadian Securities Administrators published final amendments (the "Amendments") to NI 44-102 and its companion policy that are expected to streamline "at-the-market distributions" in Canada and which came into effective on August 31, 2020. Among other things, the Amendments remove the requirement for issuers to obtain regulatory exemptive relief to complete an "at-the-market distributions" offering by codifying the relief directly in the Amendments.

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No underwriter, dealer or agent, no affiliate of such an underwriter, dealer or agent and no person acting jointly or in concert with such an underwriter, dealer or agent involved in an "at-the-market distribution" will over-allot Securities in connection with such distribution or effect any other transactions that are intended to stabilize or  maintain  the  market  price  of  the Securities. The price at which the Securities will be offered and sold may vary from purchaser to purchaser and during the period of distribution.

In connection with the sale of the Securities, underwriters, dealers or agents may receive compensation from us or from other parties, including in the form of underwriters', dealers' or agents' fees, commissions or concessions. Underwriters, dealers and agents that participate in the distribution of Securities may be deemed underwriters for the purposes of applicable Canadian securities legislation, and any such compensation received by them from us and any profit on the resale of the Securities by them may be deemed to be underwriting commissions.

In connection with any offering of Securities other than an "at-the-market distribution" (as defined under applicable Canadian legislation) (unless otherwise specified in the relevant Prospectus Supplement), the underwriters, dealers or agents, as the case may be, may over-allot or effect transactions which stabilize, maintain or otherwise affect the market price of the Securities at a level other than those which otherwise might prevail on the open market. Such transactions may be commenced, interrupted or discontinued at any time.

Underwriters, dealers or agents who participate in the distribution of the Securities may be entitled, under agreements to be entered into with us, to indemnification by us against certain liabilities, including liabilities under Canadian securities legislation, or to contribution with respect to payments, which such underwriters, dealers or agents may be required to make in respect thereof. Such underwriters, dealers and agents may be customers of, engage in transactions with, or perform services for, us in the ordinary course of business.

Unless otherwise specified in the applicable Prospectus Supplement, each series or issue of Securities (other than Common Shares) will be a new issue of Securities with no established trading market. Accordingly, there is currently no market through which the Securities (other than Common Shares) may be sold and purchasers may not be able to resell such Securities purchased under this Prospectus. This may affect the pricing of such Securities in the secondary market, the transparency and availability of trading prices, the liquidity of such Securities and the extent of issuer regulation. We may elect to list any of the Securities on one or more exchange, but unless otherwise specified in the applicable Prospectus Supplement, we will not be obligated to do so. In addition, underwriters will not be obligated to make a market in any securities. No assurance can be given regarding the activity of trading in, or liquidity of, any Securities. See "Risk Factors".

This Prospectus constitutes a public offering of these Securities only in those jurisdictions where they may be lawfully offered for sale and therein only by persons permitted to sell such Securities. Unless otherwise specified in the applicable Prospectus Supplement, the Securities have not been and will not be registered under the U.S. Securities Act or any state securities laws. Unless otherwise specified in the applicable Prospectus Supplement, the Securities may not be offered or sold in the U.S. or to, or for the account or benefit of, U.S. persons unless the Securities are registered under the U.S. Securities Act and applicable state securities laws or an exemption from such registration requirements is available. Each underwriter, dealer and agent who participates in the distribution will agree not to sell or offer to sell or to solicit any offer to buy any Securities within the U.S. or to, or for the account or benefit of, a U.S. person, except pursuant to an exemption from the registration requirements of the U.S. Securities Act and any applicable state securities laws. This Prospectus does not constitute an offer to sell or a solicitation of an offer to buy any of these Securities in the U.S.

CERTAIN CANADIAN FEDERAL INCOME TAX CONSIDERATIONS

The applicable Prospectus Supplement may describe certain Canadian federal income tax considerations generally applicable to investors described therein of purchasing, holding and disposing of applicable Securities.

RISK FACTORS

In this section of the Prospectus, unless the context requires otherwise, references to the "Corporation" include the Corporation and its subsidiaries, taken as a whole.

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An investment in Securities is subject to a number of risks, including those set forth herein and in the documents incorporated by reference (including the Annual Information Form, the management's discussion and analysis of the Corporation for the Annual Financial Statements and the management's discussion and analysis of the Corporation for the Interim Financial Statements). In addition to the information set out below and the other information contained in this Prospectus, including in the section entitled "Cautionary Note Regarding Forward-Looking Information", prospective purchasers should carefully consider the risk factors related to the Business set out in the documents incorporated by reference herein, which are specifically incorporated by reference in this Prospectus. Additionally, prospective purchasers should consider the risk factors and uncertainties set forth below.

Prospective investors should carefully consider these risks, in addition to information contained in the Prospectus Supplement relating to an offering and the information incorporated by reference therein, before purchasing Securities. The risks and uncertainties described below or incorporated by reference in this Prospectus are not the only risks and uncertainties faced by the Corporation. Additional risks and uncertainties that the Corporation is not aware of or focused on, or that the Corporation currently deems to be immaterial, may materialize and could have a Material Adverse Effect, could result in a decline in the trading price of the Common Shares, and could cause purchasers to lose all or part of their investment. There can be no assurance that the Corporation will successfully address any or all of these risks. In the event that any one or more of these risks or uncertainties materialize, such occurrence could have a Material Adverse Effect, and could cause prospective purchasers to lose all or part of their investment.

Risks Related to an Offering of Securities

No Assurance of Active or Liquid Market

No assurance can be given that an active or liquid trading market for our Common Shares will be sustained. If an active or liquid market for our Common Shares fails to be sustained, the prices at which our Common Shares and other Securities trade may be adversely affected. Whether our Common Shares will trade at lower prices depends on many factors, including the liquidity of the Common Shares, prevailing interest rates, the markets for similar securities, general economic conditions, our financial condition, historic financial performance and future prospects.

There is currently no market through which the Securities (other than the Common Shares) may be sold and purchasers may not be able to resell such Securities. This may affect the pricing of such Securities in the secondary market, the transparency and availability of trading prices, the liquidity of such securities and the extent of issuer regulation.

Public Markets and Share Prices

The market price of our Common Shares and any other Securities offered hereunder that become listed and posted for trading on the TSXV or any other stock exchange could be subject to significant fluctuations in response to certain factors including, but not limited to, variations in our operating results and changes in financial markets and general market conditions, including those caused by COVID-19. Securities markets have also experienced significant price and volume fluctuations from time to time. In some instances, these fluctuations have been unrelated or disproportionate to the operating performance of issuers. Market fluctuations may adversely impact the market price of our Common Shares and any other Securities offered hereunder that become listed and posted for trading on the TSXV or any other stock exchange. There can be no assurance of the price at which our Common Shares and any other Securities offered hereunder that become listed and posted for trading on the TSXV or any other stock exchange will trade.

A Positive Return on Securities is Not Guaranteed

There is no guarantee that the Securities offered hereunder will earn any positive return in the short term or long term. A holding of Securities is speculative and involves a high degree of risk and should be undertaken only by holders whose financial resources are sufficient to enable them to assume such risks and who have no need for immediate liquidity in their investment. A holding of Securities is appropriate only for holders who have the capacity to absorb a loss of some or all of their holdings.

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Additional Financings, Issuances and Dilution

We may issue and sell additional securities to finance our operations. We cannot predict the size or type of future issuances of securities or the effect, if any, that future issuances and sales of securities will have on the market price of our securities issued and outstanding from time to time. Sales or issuances of substantial amounts of our securities, or the perception that such sales could occur, may adversely affect prevailing market prices for our issued and outstanding securities from time to time. With any additional sale or issuance of our securities, holders will suffer dilution with respect to voting power and may experience dilution in our earnings per share. Moreover, this Prospectus may create a perceived risk of dilution resulting in downward pressure on the price of our issued and outstanding Common Shares, which could contribute to progressive declines in the prices of such securities.

The continued development of the Corporation will require additional financing. There is no guarantee that the Corporation will be able to achieve its business objectives. The Corporation expects to fund its business objectives by way of additional offerings of equity and/or debt financing. The failure to raise or procure such additional funds could result in the delay or indefinite postponement of the Corporation's current business objectives. There can be no assurance that additional capital or other types of financing will be available if needed or that, if available, will be on terms acceptable to the Corporation. Specifically, due to the Corporation's presence in the U.S. cannabis market and given the current laws regarding cannabis at the federal level in the U.S., traditional bank financing is typically not available to issuers engaged in the U.S. cannabis industry. The federal illegality of cannabis in the U.S. means that financial transactions involving proceeds generated by cannabis-related activities can form the basis for prosecution under several U.S. statutes, including money laundering statutes. As a result, the Corporation may not be able to secure financing on terms acceptable to it, or at all.

If additional funds are raised by offering equity securities or convertible debt, existing shareholders of the Corporation could suffer significant dilution. Any debt financing secured in the future could involve the granting of security against assets of the Corporation and also contain restrictive covenants relating to capital raising activities and other financial and operational matters, which may make it more difficult for the Corporation to obtain additional capital and to pursue business opportunities, including potential acquisitions. The Corporation may require additional financing to fund its operations.

We have Broad Discretion in the Use of the Net Proceeds

Our Management will have broad discretion with respect to the application of net proceeds received by us from the sale of Securities under this Prospectus and may spend such proceeds in ways that do not improve our results of operations or enhance the value of our Common Shares or our other Securities issued and outstanding from time to time. Any failure by Management to apply these funds effectively could result in financial losses that could have a Material Adverse Effect on our Business or cause the price of our issued and outstanding securities to decline.

Cash Flow from Operations

As at January 31, 2021, the Corporation's cash and net working capital balances were approximately negative $10,500,000. Although the Corporation anticipates it will have positive cash flow from operating activities in future periods, to the extent that the Corporation has negative cash flow in any future period, certain of the net proceeds from future offerings may be used to fund such negative cash flow from operating activities. If the Corporation experiences future negative cash flow, the Corporation may also be required to raise additional funds through the issuance of equity or debt securities. There can be no assurance that the Corporation will be able to generate positive cash flow from its operations, that additional capital or other types of financing will be available when needed, or that these financings will be on terms favourable to the Corporation. In addition, the Corporation expects to achieve positive cash flow from operating activities in future periods. However, this is based on certain assumptions and subject to significant risks.

The Debt Securities may be unsecured and will rank equally in right of payment with all of the Corporation's other future unsecured debt

The Debt Securities may be unsecured and will rank equally in right of payment with all of the Corporation's other existing and future unsecured debt. The Debt Securities may be effectively subordinated to all of the Corporation's existing and future secured debt to the extent of the assets securing such debt. If the Corporation is involved in any bankruptcy, dissolution, liquidation or reorganization, the secured debt holders would, to the extent of the value of the assets securing the secured debt, be paid before the holders of unsecured debt securities, including the Debt Securities. In that event, a holder of Debt Securities may not be able to recover any principal or interest due to it under the Debt Securities.

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In addition, the collateral, if any, and all proceeds therefrom, securing any Debt Securities may be subject to higher priority liens in favor of other lenders and other secured parties which may mean that, at any time that any obligations that are secured by higher ranking liens remain outstanding, actions that may be taken in respect of the collateral (including the ability to commence enforcement proceedings against the collateral and to control the conduct of such proceedings) may be at the direction of the holders of such indebtedness.

Epidemics and Pandemics (including COVID-19)

The Corporation faces risks related to health epidemics, pandemics and other outbreaks of communicable diseases, which could significantly disrupt its operations and could have a Material Adverse Effect. In particular, the Corporation could be adversely impacted by the effects of COVID-19, an infectious disease caused by severe acute respiratory syndrome coronavirus 2 (SARS-CoV-2). Since December 31, 2019, the outbreak of COVID-19 has led governments worldwide to enact emergency measures to combat the spread of the virus. These measures, which include, among other things, the implementation of travel bans, self-imposed quarantine periods and social distancing, have caused material disruption to businesses globally, resulting in an economic slowdown. Such events may result in a period of business disruption, and in reduced operations, any of which could have a Material Adverse Effect.

As of the date of this Prospectus, the duration and the immediate and eventual impact of COVID-19 remains unknown. In particular, it is not possible to reliably estimate the length and severity of these developments and the impact on the financial results and condition of the Corporation and its industry partners. To date, a number of businesses have suspended or scaled back their operations and development as cases of COVID-19 have been confirmed, for precautionary purposes or as governments have declared a state of emergency or taken other actions. However, the exact extent to which COVID-19 impacts, or will impact, the Business and the market for the Common Shares, will depend on future developments, which are highly uncertain and cannot be predicted at this time, and include the duration, severity and scope of the pandemic and the actions taken to contain or treat COVID-19 (including recommendations from public health officials). In particular, the continued spread of COVID-19 globally could materially and adversely impact the Business, including without limitation, store closures or reduced operational hours or service methods, employee health, workforce productivity, reduced access to supply, increased insurance premiums, limitations on travel, the availability of experts and personnel and other factors that will depend on future developments beyond the Corporation's control, which could have a Material Adverse Effect. There can be no assurance that the personnel of the Corporation will not be impacted by these pandemic diseases and ultimately see its workforce productivity reduced or incur increased costs as a result of these health risks. In addition, COVID-19 represents a widespread global health crisis that could adversely affect global economies and financial markets resulting in an economic downturn that could have a Material Adverse Effect.

PROMOTER

Other than as described below, no person or company has been a promoter of the Corporation during the two years immediately preceding the date of this Prospectus.

Mr. Raj Grover, the President, Chief Executive Officer, and a director of the Corporation, took the initiative of founding and organizing the Corporation and its business and operations, including the business and operations of certain of its subsidiaries, such as RGR Canada, Smoker's Corner Ltd., Canna Cabana, and KushBar. Accordingly, Mr. Grover may be considered a promoter of the Corporation within the meaning of applicable Canadian securities laws. For a description of the voting and equity securities of the Corporation held by Mr. Grover, all compensation received by Mr. Grover during the two most recently completed financial years of the Corporation ended October 31, 2020 and 2019, and certain disclosure required under applicable Canadian securities laws in respect of bankruptcies, cease trade orders, and other penalties or sanctions, please see the Annual Information Form, which is specifically incorporated by reference in this Prospectus, and accessible on the Corporation's issuer profile on SEDAR at www.sedar.com.

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LEGAL MATTERS AND INTERESTS OF EXPERTS

Unless otherwise specified in the Prospectus Supplement relating to an offer of Securities, certain legal matters relating to the issue and sale of the Securities will be passed upon on our behalf by Garfinkle Biderman LLP. In addition, certain legal matters in connection with any offering of Securities will be passed upon for any underwriters, dealers or agents by counsel to be designated at the time of the offering by such underwriters, dealers or agents, as the case may be.

As of the date of this Prospectus, the partners and associates of Garfinkle Biderman LLP, as a group, beneficially own, directly or indirectly, less than 1% of the outstanding securities of any class or series of the Corporation.

EXEMPTIONS

Pursuant to a decision of the Autorité des marchés financiers dated March 17, 2021, the Corporation was granted a permanent exemption from the requirement to translate into French this Prospectus as well as the documents incorporated by reference therein and any Prospectus Supplement to be filed in relation to an "at-the-market" distribution. This exemption is granted on the condition that this Prospectus and any Prospectus Supplement (other than in relation to an "at-the-market" distribution) be translated into French if the Corporation offers Securities to Québec purchasers in connection with an offering other than in relation to an "at-the-market" distribution.

AUDITORS, TRANSFER AGENT AND REGISTRAR

The current auditors of the Corporation are Ernst & Young LLP, who audited the Annual Financial Statements, have advised that they are independent with respect to the Corporation within the meaning of the Rules of Professional Conduct of the Chartered Professional Accountants of Alberta.

MNP LLP, the former auditors of Meta Growth, audited the consolidated annual financial statements of Meta Growth and related notes thereto, as of and for the years ended August 31, 2020 and 2019, attached as Schedule "A" to the Meta Growth BAR, which has been incorporated by reference in this Prospectus. MNP LLP have advised that they were, at the relevant time, independent with respect to Meta Growth within the meaning of the Rules of Professional Conduct of the Chartered Professional Accountants of Ontario.

MNP LLP, the former auditors of the Corporation, audited the consolidated annual financial statements and related notes thereto, as of and for the years ended October 31, 2019 and 2018, and were, at the relevant time, independent with respect to the Corporation within the meaning of the Rules of Professional Conduct of the Chartered Professional Accountants of Alberta.

The transfer agent and registrar for the Common Shares, Warrants and Unsecured Convertible Debentures is Capital Transfer Agency, ULC at its principal offices in Toronto, Ontario.

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